Exhibit 99.2

NOTICE OF JOINT SPECIAL MEETING OF SECURITYHOLDERS OF

ARC ENERGY TRUST AND ARC RESOURCES LTD.

to be held December 15, 2010

and

NOTICE OF APPLICATION TO THE COURT OF QUEEN’S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ARC ENERGY TRUST, ARC RESOURCES LTD., 1485275 ALBERTA LTD., 1504793 ALBERTA LTD.,
ARC PETROLEUM INC., SMILEY GAS CONSERVATION LIMITED, ARC ENERGY LTD.,
ARC RESOURCES GENERAL PARTNERSHIP AND
SECURITYHOLDERS OF ARC ENERGY TRUST AND ARC RESOURCES LTD.

November 12, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor.  If you require more information with respect to voting your securities of ARC Energy Trust or ARC Resources Ltd., please contact Computershare Trust Company of Canada toll free at 1-800-564-6253 or by e-mail:  service@computershare.com.

TABLE OF CONTENTS

LETTER TO ARC SECURITYHOLDERS	i
NOTICE OF SPECIAL MEETING OF ARC SECURITYHOLDERS	iv
NOTICE OF JOINT APPLICATION	vii

INFORMATION CIRCULAR AND PROXY STATEMENT

GLOSSARY OF TERMS	6
CONVENTIONS	11
ABBREVIATIONS	11
CONVERSIONS	11
SUMMARY INFORMATION	12
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	23
THE ARRANGEMENT	25
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	39
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	45
OTHER TAX CONSIDERATIONS	49
INFORMATION CONCERNING THE ARC ENTITIES	49
INFORMATION CONCERNING NEW ARC	54
RISK FACTORS	54
INDUSTRY CONDITIONS	55
OTHER MATTER TO BE CONSIDERED AT THE MEETING	55
GENERAL PROXY MATTERS	59
ADDITIONAL INFORMATION	63
AUDITORS’ CONSENT	64

APPENDICES

Appendix A — Arrangement Resolution	A-1
Appendix B — Interim Order	B-1
Appendix C — Arrangement Agreement	C-1
Appendix D — Information Concerning New ARC	D-1
Appendix E — New ARC Share Option Plan	E-1
Appendix F — Financial Statements of ARC Energy	F-1
Appendix G — Section 191 of the Business Corporations Act (Alberta)	G-1

ENCLOSURES

Form of Proxy — Unitholders
Form of Voting Direction and Proxy — Exchangeable Shareholders
Letter of Transmittal
Return Envelopes

November 12, 2010

Dear Securityholders of ARC Energy Trust and ARC Resources Ltd.:

You are invited to attend a joint special meeting (the “Meeting”) of:

(a)           the holders (“Unitholders”) of trust units (“Trust Units”) of ARC Energy Trust (“ARC” or the “Trust”) and the holders (“Exchangeable Shareholders”) of series A exchangeable shares and series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) (such Unitholders and Exchangeable Shareholders collectively referred to as the “Trust Securityholders”); and

(b)           the holder (the “Common Shareholder”) of common shares (“Common Shares”) of ARC Resources and the holders of Exchangeable Shares (such Common Shareholder and Exchangeable Shareholders collectively referred to as the “ARC Resources Securityholders”);

to be held in the Metropolitan Ballroom at the Metropolitan Centre, 333 — 4th Avenue SW, Calgary, Alberta, at 3:30 p.m. (Calgary time) on December 15, 2010.  At the Meeting, you will be asked to consider a proposed arrangement (the “Arrangement”) involving the Trust, ARC Resources, 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Inc., Smiley Gas Conservation Limited, ARC Energy Ltd., ARC Resources General Partnership, Trust Securityholders and ARC Resources Securityholders.  If you cannot attend the Meeting, please complete the enclosed form of proxy or voting direction and proxy, as the case may be, and submit it as soon as possible.

If approved, the Arrangement will result in the reorganization of the Trust into a dividend paying, publicly traded exploration and production company with near term growth prospects (“New ARC”) that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  The board of directors and senior management of New ARC will be comprised of the current members of the board and senior management of ARC Resources, the administrator of the Trust.

Pursuant to the Arrangement, Unitholders will receive, through a series of steps, for each one Trust Unit held, one common share (“New ARC Share”) of New ARC.  Exchangeable Shareholders will participate in the Arrangement and receive New ARC Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable at 11:59 p.m. on December 31, 2010, which exchange ratio will reflect the Final Trust Distribution (as defined below).  The Arrangement is structured to allow Unitholders and Exchangeable Shareholders resident in Canada to receive New ARC Shares on a tax deferred basis for Canadian income tax purposes.  In addition, subject to the passive foreign investment company rules summarized under “Certain United States Federal Income Tax Considerations - Arrangement - PFIC Rules”, a United States Holder (as defined in “Certain United States Federal Income Tax Considerations”) generally should not recognize a gain or loss upon the exchange of its Trust Units or Exchangeable Shares for New ARC Shares pursuant to the Arrangement.

The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements.  In addition, the Arrangement will not constitute a change of control and trigger the acceleration of the vesting of any outstanding cash based incentive plan awards of the Trust.

Unitholders of record on November 30, 2010 will receive their regular monthly cash distribution of $0.10 per Trust Unit on December 15, 2010.  In addition, a final distribution of $0.10 per Trust Unit will be payable pursuant to the Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010 (the “Final Trust Distribution”) or, if the Arrangement is not completed, will be payable on January 17, 2011 to such Unitholders in the normal course.  If the Arrangement is completed as currently contemplated, Unitholders will not receive any further monthly cash distributions from the Trust.  New ARC intends to adopt a monthly dividend policy with an initial monthly dividend rate of $0.10 per New ARC Share commencing January 2011 with the first dividend anticipated to be paid on February 15, 2011.  See “The Arrangement — Effect of the Arrangement on Unitholders and Exchangeable Shareholders”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.  Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New ARC and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

The resolution of Trust Securityholders approving the Arrangement and related matters (the “Trust Arrangement Resolution”) must be approved by not less than two-thirds of the votes cast by the Trust Securityholders voting together as a single class in person or by proxy at the Meeting.  The resolution of the ARC Resources Securityholders approving the Arrangement and related matters (the “ARC Resources Arrangement Resolution”) must be approved by not less than two-thirds of the votes cast by the ARC Resources Securityholders voting together as a single class in person and by proxy at the Meeting.  The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory and other approvals.

The Trust Securityholders will also be considering and voting upon the approval of a stock option plan for New ARC as more particularly described in the accompanying information circular and proxy statement (the “Information Circular”).

Pursuant to the Arrangement, the Amended and Restated Dividend Reinvestment Plan (the “Amended DRIP Plan”) shall become effective, all existing participants in the existing Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust will be deemed to be participants in the Amended DRIP Plan without any further action on their part and the Final Trust Distribution of $0.10 per Trust Unit payable on January 17, 2011 will be automatically applied, on behalf of such deemed participants, to the purchase of New ARC Shares in accordance with the terms and conditions of the Amended DRIP Plan.

The Board of Directors of ARC Resources has unanimously concluded that the Arrangement is fair to Trust Securityholders and ARC Resources Securityholders, is in the best interest of the Trust, ARC Resources, Unitholders and Exchangeable Shareholders and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution, as applicable.

All the directors and officers of ARC Resources, holding directly or indirectly, or exercising control or direction over, an aggregate of approximately 1.1 million Trust Units and approximately 0.4 million Exchangeable Shares, representing approximately 0.8% of the votes which can be cast at the Meeting on the Arrangement Resolution, have indicated that they intend to vote their securities in favour of the Arrangement Resolution.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding the Trust, ARC Resources and New ARC.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact Computershare Trust Company of Canada toll free at 1-800-564-6253 or by email: service@computershare.com.

If you are a registered Unitholder or Exchangeable Shareholder and are unable to attend the Meeting in person, please complete and deliver the applicable enclosed form of proxy or voting direction and proxy, in order to ensure your representation at the Meeting.  Unitholders and Exchangeable Shareholders should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing your Trust Units and/or Exchangeable Shares (or instruct your broker or nominee to complete the letter of transmittal on your behalf) in order to receive New ARC Shares as soon as possible following January 1, 2011.  If you are a non-registered holder of Trust Units or Exchangeable Shares and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting direction and proxy, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the Board of Directors of ARC Resources, I would like to express our gratitude for the support that our securityholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement.  We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “John P. Dielwart”
John P. Dielwart, Chief Executive Officer
ARC Resources Ltd.

ARC ENERGY TRUST

ARC RESOURCES LTD.

NOTICE OF JOINT SPECIAL MEETING OF

TRUST SECURITYHOLDERS AND ARC RESOURCES SECURITYHOLDERS

to be held December 15, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated  November 10, 2010 a joint special meeting (the “Meeting”) of:  (i) the holders (“Unitholders”) of trust units (“Trust Units”) of ARC Energy Trust (“ARC” or the “Trust”) and the holders (“Exchangeable Shareholders”) of series A  exchangeable shares and series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) (such Unitholders and Exchangeable Shareholders are collectively referred to as the “Trust Securityholders”); and (ii) the holder (the “Common Shareholder”) of common shares (the “Common Shares”) of ARC Resources and the holders of Exchangeable Shares (such Common Shareholder and Exchangeable Shareholders are collectively referred to as the “ARC Resources Securityholders”); (the Trust Securityholders and the ARC Resources Securityholders are collectively referred to as the “ARC Securityholders” and the Trust Units, Exchangeable Shares and Common Shares are collectively referred to as the “ARC Securities”) will be held in the Metropolitan Ballroom at the Metropolitan Centre, 333 — 4th Avenue SW, Calgary, Alberta on December 15, 2010, at 3:30 p.m. (Calgary time) for the following purposes:

(a)           to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation:

(i)            a special resolution of the Trust Securityholders (the “Trust Arrangement Resolution”); and

(ii)           a special resolution of the ARC Resources Securityholders (the “ARC Resources Arrangement Resolution”);

(collectively, the “Arrangement Resolution”) the full text of which are set forth in Appendix A to the accompanying information circular and proxy statement of the Trust and ARC Resources dated November 12, 2010 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) which will result in the reorganization of the Trust into a corporation (the “Arrangement”) and related matters, all as more particularly described in the Information Circular;

(b)           to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of the Trust Securityholders, the full text of which is set forth in the Information Circular, to approve a share option plan (the “New ARC Option Plan”) for the dividend paying, publicly traded exploration and production company to be formed pursuant to the Arrangement as more particularly described in the Information Circular; and

(c)           to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.  A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular.

The record date (the “Record Date”) for the determination of ARC Securityholders entitled to receive notice of and to vote at the Meeting is November 10, 2010.  Only ARC Securityholders whose names have been entered in the applicable register of Trust Units, Exchangeable Shares or Common Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Exchangeable Shareholder transfers Exchangeable Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Exchangeable Shareholders entitled to vote at the Meeting on the ARC Resources Arrangement Resolution, such transferee shall be entitled to vote such Exchangeable Shares at the Meeting but only in respect of the ARC Resources Arrangement Resolution.  Except as described above, holders of Trust Units or Exchangeable

Shares who acquire Trust Units or Exchangeable Shares after the Record Date will not be entitled to vote such ARC Securities at the Meeting.

Pursuant to the Interim Order, the number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting on the Trust Arrangement Resolution.  The special voting units (“Special Voting Units”) held by Computershare Trust Company of Canada (the “Trustee”) for the benefit of holders of Exchangeable Shares are, collectively, entitled to such number of votes at the Meeting on the Trust Arrangement Resolution as is equal to the number of Exchangeable Shares which are outstanding on the Record Date multiplied by the exchangeable share ratio for the Exchangeable Shares as of the Record Date.

Pursuant to the Interim Order, in a separate vote, the number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the votes cast by the ARC Resources Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  The Trust, as the sole holder of Common Shares, is entitled to such number of votes at the Meeting on the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.  Each Exchangeable Share is entitled to such number of votes on the ARC Resources Arrangement Resolution as is equal to the exchangeable share ratio for the Exchangeable Shares as of the Record Date.

Accompanying this Information Circular is either:

(a)           a form of proxy for Unitholders for use in relation to the matters to be voted upon at the Meeting by Trust Securityholders; or

(b)           a voting direction and proxy for holders of Exchangeable Shares for use in relation to the matters to be voted upon at the meeting by Trust Unitholders and in relation to the matters to be voted upon at the Meeting by ARC Securityholders.

Unitholders may attend the Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of that holder’s Exchangeable Shares as at the Record Date multiplied by the exchangeable share ratio for the Exchangeable Shares as of the Record Date.  The procedures for holders of Exchangeable Shares in respect of voting at the Meeting are explained in the Voting Direction and Proxy for Holders of Exchangeable Shares of ARC Resources Ltd. (the “Voting Direction and Proxy”) that has been provided to holders of Exchangeable Shares together with the accompanying Information Circular.  In relation to the matters to be voted upon at the meeting by Trust Securityholders, the Trustee is required to vote the Special Voting Units in the manner that holders of Exchangeable Shares instruct, and to abstain from voting in respect of the Exchangeable Shares for which the Trustee does not receive instructions.  See also the discussion under “General Proxy Matters - Voting by Holders of Exchangeable Shares in Respect of Trust Matters” contained in the accompanying Information Circular.  To be effective, the Voting Direction and Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof.  Holders of Trust Units and Exchangeable Shares who are planning on returning the accompanying form of proxy or Voting Direction and Proxy, are encouraged to review the Information Circular carefully before submitting the proxy form or Voting Direction and Proxy.

Registered Unitholders and Exchangeable Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of

v

their securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order.  A Unitholder’s right to dissent and an Exchangeable Shareholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices G and B, respectively, to the Information Circular.  A dissenting Unitholder or Exchangeable Shareholder must send to ARC Resources, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9, Attention:  D.J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Trust Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units and Exchangeable Shares are entitled to dissent.  Accordingly, a beneficial owner of Trust Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Trust Units and Exchangeable Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by ARC or, alternatively, make arrangements for the registered holder of such Trust Units or Exchangeable Shares to dissent on behalf of the holder.

If you are a non-registered holder of Trust Units or Exchangeable Shares and received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you in accordance with the instructions provided by your broker or intermediary.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF

ARC RESOURCES LTD.

(signed) “John P. Dielwart”
John P. Dielwart, Chief Executive Officer
ARC Resources Ltd.

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ARC ENERGY TRUST, ARC RESOURCES LTD., 1485275 ALBERTA LTD., 1504793 ALBERTA LTD., ARC PETROLEUM INC., SMILEY GAS CONSERVATION LIMITED, ARC ENERGY LTD., ARC RESOURCES GENERAL PARTNERSHIP AND SECURITYHOLDERS OF ARC ENERGY TRUST AND ARC RESOURCES LTD.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of ARC Energy Trust (“ARC” or the “Trust”), ARC Resources Ltd. (“ARC Resources”), 1485275 Alberta Ltd. (“ARC ExchangeCo”), 1504793 Alberta Ltd. (“ARC SubCo”), ARC Petroleum Inc. (“ARC Petroleum”), Smiley Gas Conservation Limited (“Smiley Gas Conservation”), ARC Energy Ltd. (“ARC Energy”) and ARC Resources General Partnership (“ARC Partnership”) (collectively, the “Applicants”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving, the Trust, ARC Resources, ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation, ARC Energy, ARC Partnership, the holders (“Unitholders”) of trust units of the Trust, the holders (“Exchangeable Shareholders”) of series A exchangeable shares and series B exchangeable shares of ARC Resources and the holder of common shares of ARC Resources, which Arrangement will result in the reorganization of the Trust into a corporation (“New ARC”), as described in greater detail in the Information Circular and Proxy Statement of the Trust and ARC Resources dated November 12, 2010 accompanying this Notice of Application.  At the hearing of the Application, the Applicants intend to seek:

(a)                                  a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Unitholders and Exchangeable Shareholders and the other affected persons, both from a substantive and procedural point of view;

(b)                                 an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)                                  an order declaring that the registered Unitholders and Exchangeable Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated November 10, 2010;

(d)                                 a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms on the dates and at the times specified; and

(e)                                  such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of common shares of New ARC issuable to Unitholders and Exchangeable Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 — 5th Street SW, Calgary, Alberta, on the 16th day of December, 2010 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Unitholder or Exchangeable Shareholder or any other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose.  Any Unitholder or Exchangeable Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary, and serve upon ARC on or before noon (Calgary time) on December 14, 2010, a notice of intention to appear, including an address for service in the Province of

Alberta, together with any evidence or materials which are to be presented to the Court.  Service on ARC is to be effected by delivery to the solicitors for ARC at their address set out below.  If any Unitholder or Exchangeable Shareholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Applicants and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders, Exchangeable Shareholders and the holders of common shares of ARC Resources for the purpose of such securityholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders and Exchangeable Shareholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Unitholder or Exchangeable Shareholder or any other interested party requesting the same by the under mentioned solicitors for ARC upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

1400, 350 — 7th Avenue SW

Calgary, Alberta  T2P 3N9

Attention:  D. J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 12th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF

ARC RESOURCES LTD.

(signed) “John P. Dielwart”
John P. Dielwart, Chief Executive Officer
ARC Resources Ltd.

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of ARC for use at the Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of November 12, 2010 unless otherwise specifically stated.

Forward-looking Statements

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements.  These statements relate to future events or future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon.  These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be.

In particular, this Information Circular, and the documents incorporated by reference into this Information Circular, contain forward-looking statements pertaining to the following:

•                                          information concerning New ARC including, without limitation, the dividend policy of New ARC;

•                                          the performance characteristics of the Trust’s oil and natural gas properties;

•                                          oil and natural gas production levels;

•                                          the volumes and estimated value of oil and natural gas reserves;

•                                          projections of market prices and costs and the related sensitivities of distributions;

•                                          supply and demand for oil and natural gas;

•                                          expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•                                          treatment under governmental regulatory regimes and tax laws; and

•                                          capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below, in the ARC AIF and elsewhere in this Information Circular, including but not limited to the following factors:

•                                          volatility in market prices for oil and natural gas;

•                                          changes in foreign exchange rates;

•                                          uncertainties relating to the weakened global economic situation and consequential restricted access to capital, increased borrowing costs and refinancing risk for existing debt;

•                                          liabilities inherent in oil and natural gas operations;

•                                          uncertainties associated with estimating oil and natural gas reserves and resources;

•                                          risks and uncertainties inherent in exploration and development activities;

•                                          competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•                                          incorrect assessments of the value, or failure to realize the anticipated benefits, of acquisitions;

•                                          geological, technical, drilling and processing problems;

•                                          changes in income tax laws or changes in tax or environmental laws and incentive programs or royalty regimes relating to the oil and gas industry and income trusts; and

•                                          the other factors described under “Risk Factors”.

The actual results could differ materially from those results anticipated in these forward-looking statements, which are based on assumptions, including as to the market prices for oil and natural gas; the continuation by the board of directors of New ARC of the present policies of the Board of Directors of ARC Resources relating to the management of the business of ARC and distributions (dividends in the case of New ARC), capital expenditures and other matters; the continued availability of capital, acquisitions of reserves, undeveloped lands and skilled personnel; the continuation of the current tax and regulatory regime and other assumptions contained in this Information Circular and the documents incorporated by reference into this Information Circular.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking statements contained in this Information Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  The Trust undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Supplementary Disclosure — Non-Canadian GAAP Measures

Management of ARC uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a percent of cash flow from operating activities, operating netbacks, total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit, production per unit, net asset value and total returns to analyze financial and operating performance.  Management of ARC feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Barrel of Oil Equivalency

The term “barrels of oil equivalent” (“Boe”) may be misleading, particularly if used in isolation.  A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Trust Units and Exchangeable Shares

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for ARC, as the registered holders of Units can be recognized and acted upon at the Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of ARC.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms.  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  ARC does not know for whose benefit the Units registered in the name of CDS & Co. are held.  The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholder meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting.  Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The beneficial holder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively the beneficial holder can call a toll-free telephone number or access the internet to vote the units held by the beneficial holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Units in that capacity.  If you wish to attend the Meeting and vote your own Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name.  Only holders of Exchangeable Shares whose names appear on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct Computershare Trust Company of Canada as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting in respect of the matters which are being placed before Trust Securityholders at the Meeting or are entitled to vote their Exchangeable Shares at the Meeting in respect of the ARC Resources Arrangement Resolution.

See “General Proxy Matters” in this Information Circular.

Information For United States Unitholders and Exchangeable Shareholders

None of the New ARC Shares to be issued to Unitholders and Exchangeable Shareholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities will be issued to such Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act.  The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Unitholders and Exchangeable Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.  Specifically, information concerning the operations of ARC contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  The audited and unaudited historical financial statements of ARC included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP (which differs from United States generally accepted accounting principles in certain material respects) and are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board (United States).

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the SEC currently requires U.S. oil and gas companies, in their filings with the SEC, to disclose proved reserves (as defined in SEC rules) and permits disclosure of probable and possible reserves.  Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose oil and gas resources.  Resources are different than, and should not be construed as, reserves.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report.  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  As a consequence, the production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that ARC, ARC Resources and New ARC are or will be organized under the laws of the Province of Alberta, that their respective officers and directors and trustee, respectively, are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of ARC, ARC Resources, New ARC and such other Persons are, or will be, located outside the United States.  As a result, it may be difficult or impossible for ARC Securityholders in the United States to effect service of process within the United States upon ARC, ARC Resources and New ARC and their respective officers and directors and trustee, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, ARC Securityholders in the United States should not assume that the courts of Canada:  (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are “affiliates” of New ARC after the Arrangement.  See “The Arrangement — Securities Law Matters — United States” in this Information Circular.

See “Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

THE NEW ARC SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon rate as reported by the Bank of Canada.

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007

Rate at end of Period	0.9711	0.9555	0.8166	1.0120
Average rate during Period	0.9655	0.8765	0.9381	0.9304
High	1.0039	0.9716	1.0289	1.0905
Low	0.9278	0.7692	0.7711	0.8437

On November 10, 2010, the noon rate for $1.00 Canadian was $0.9983 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information and Appendix D hereof.  Terms and abbreviations used in the Appendices to this Information Circular, other than Appendix D, are defined separately and the terms and abbreviations used below are not used therein, except where otherwise indicated.

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Amended DRIP Plan” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan pursuant to which, among other things, the DRIP Plan will be amended and restated as described under “The Arrangement — Distribution Reinvestment and Optional Trust Unit Purchase Plan”;

“ARC” or the “Trust” means ARC Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

“ARC AGM Circular” means the Information Circular - Proxy Statement of the Trust dated March 23, 2010 relating to the annual meeting of the Unitholders held on May 18, 2010, incorporated by reference in this Information Circular;

“ARC AIF” means the Annual Information Form of the Trust dated March 17, 2010 in respect of the Trust’s financial year ended December 31, 2009, incorporated by reference in this Information Circular;

‘‘ARC Energy” means ARC Energy Ltd., a corporation incorporated under the ABCA;

“ARC Energy Common Shares” means common shares in the capital of ARC Energy, which shares shall survive the amalgamation contemplated by the Plan of Arrangement and continue as common shares in the capital of New ARC;

“ARC Entities” means, collectively, ARC, ARC Resources, ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation, ARC Energy and ARC Partnership;

“ARC ExchangeCo” means 1485275 Alberta Ltd., a corporation incorporated under the ABCA;

“ARC Partnership” means ARC Resources General Partnership, a general partnership formed under the laws of the Province of Alberta;

“ARC Petroleum” means ARC Petroleum Inc., a corporation incorporated under the ABCA;

“ARC Resources” means ARC Resources Ltd., a corporation amalgamated under the ABCA;

“ARC Resources Arrangement Resolution” means the special resolution of the ARC Resources Securityholders in respect of the Arrangement, in substantially the form attached as Part II of Appendix A to this Information Circular, to be voted upon by the ARC Resources Securityholders at the Meeting;

“ARC Resources Securityholders” means, collectively, the Common Shareholder and the Exchangeable Shareholders;

“ARC Securities” or “Securities” means, collectively, the Units, the Exchangeable Shares and the Common Shares;

“ARC Securityholders” or “Securityholders” means, collectively, the Trust Securityholders and the ARC Resources Securityholders;

“ARC SubCo” means 1504793 Alberta Ltd., a corporation incorporated under the ABCA;

“Arrangement” means the proposed arrangement, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the arrangement agreement dated as of November 10, 2010, among the ARC Entities pursuant to which the ARC Entities have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto;

“Arrangement Resolution” means, collectively, the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution;

“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of ARC Resources, the administrator of the Trust;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

“Common Shares” means the common shares in the capital of ARC Resources;

“Common Shareholder” means the Trust, the sole holder of Common Shares;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal;

“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 of the Plan of Arrangement to Dissenting Securityholders;

“Dissent Rights” means the right of a registered ARC Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the ARC Securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order;

“Dissenting Exchangeable Shareholders” means registered Exchangeable Shareholders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately before 11:58 p.m. on December 31, 2010;

“Dissenting Securityholders” means, collectively, Dissenting Unitholders and Dissenting Exchangeable Shareholders;

“Dissenting Unitholders” means registered Unitholders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately before 11:58 p.m. on December 31, 2010;

“Distribution” means a distribution paid by the Trust in respect of the Units;

“DRIP Plan” means the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States;

“Exchangeable Share Ratio” means the number of Trust Units issuable on exchange, redemption or conversion of each Exchangeable Share.  On the Record Date, November 10, 2010, the Exchangeable Share Ratio was 2.85413;

“Exchangeable Shareholders” means holders from time to time of Exchangeable Shares;

“Exchangeable Shares” means, collectively, the series A exchangeable shares and the series B exchangeable shares in the capital of ARC Resources which are exchangeable for Trust Units;

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Final Trust Distribution” means the Distribution of $0.10 per Unit payable pursuant to the Plan of Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. MST on December 31, 2010 or, if the Arrangement is not completed, payable on January 17, 2011 to such Unitholders in the normal course;

“GAAP” means generally accepted accounting principles as in effect from time to time;

“GLJ” means GLJ Petroleum Consultants Ltd.;

“GLJ Report” means the independent engineering evaluation prepared by GLJ evaluating the crude oil, NGLs and natural gas reserves of ARC dated February 22, 2010 and effective December 31, 2009;

“Holder” means a registered holder of Trust Units or Exchangeable Shares immediately prior to 11:59 p.m. MST on December 31, 2010 or any person who surrenders to the Depositary certificates representing Trust Units or Exchangeable Shares duly endorsed for transfer to such person;

“Income Tax Act” or “Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

“Information Circular” or “Circular” means this information circular and proxy statement of the Trust and ARC Resources dated November 12, 2010, together with all appendices hereto, distributed to Unitholders and Exchangeable Shareholders in connection with the Meeting;

“Interim Order” means the interim order of the Court dated November 10, 2010 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of the Trust and ARC Resources therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the letter of transmittal enclosed with this Information Circular pursuant to which holders of Trust Units and Exchangeable Shares are required to deliver to the Depositary certificates representing such ARC Securities in order to receive certificates representing the New ARC Shares issuable to them pursuant to the Arrangement;

“Meeting” means the joint special meeting of ARC Securityholders to be held on December 15, 2010, and any adjournment(s) thereof, to, among other things, consider and to vote on the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions;

“MST” means Mountain Standard Time;

“MTIP Awards” means the restricted trust unit awards and performance trust unit awards awarded pursuant to the current cash based Long Term Incentive Plan of the Trust;

“MTIP Plan” means the current Long Term Incentive Plan of the Trust;

“New ARC” means the new publicly traded exploration and development corporation to be named “ARC Resources Ltd.” resulting from the reorganization of the Trust and formed upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy pursuant to the provisions of the Arrangement;

“New ARC Option” means an option to purchase New ARC Shares granted pursuant to the New ARC Share Option Plan;

“New ARC Share Option Plan” means the Share Option Plan of New ARC to be considered for approval at the Meeting, substantially in the form attached as Appendix E to this Information Circular;

“New ARC Shares” means common shares in the capital of New ARC and, where applicable, means the ARC Energy Common Shares which survive the amalgamation contemplated by the Plan of Arrangement and continue as common shares in the capital of New ARC;

“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

“Non-Resident” means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Meeting” means the Notice of Special Meeting of ARC Securityholders which accompanies this Information Circular;

“Notice of Application” means the Notice of Application on behalf of the ARC Entities to the Court for the Final Order which accompanies this Information Circular;

“Paddock” means Paddock Lindstrom & Associates Ltd.;

“Paddock Report” means the independent engineering evaluation prepared by Paddock evaluating the crude oil, NGLs and natural gas reserves of Storm dated February 5, 2010 and effective December 31, 2009;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Record Date” means the close of business on November 10, 2010;

“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA;

“Regulation S” means Regulation S under the 1933 Act;

“Resident” means a person who is not a Non-Resident;

“Royalty” means the royalty granted pursuant to the Royalty Agreement;

“Royalty Agreement” means, the royalty agreement made as of January 1, 2008 between the Trust and ARC Resources;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SIFT Rules” has the meaning ascribed thereto in the section entitled “Background to and Reasons for the Arrangement”;

“Smiley Gas Conservation” means Smiley Gas Conservation Limited, a corporation incorporated under the Business Corporations Act (Saskatchewan) and to be continued under the ABCA prior to December 31, 2010;

“Special Voting Units” means the special voting units of the Trust, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

“Storm” means Storm Exploration Inc., a corporation incorporated pursuant to the Canada Business Corporations Act, all of whose outstanding shares were acquired by ARC Resources pursuant to the Storm Arrangement, which corporation was subsequently continued under the ABCA and then amalgamated into ARC Resources;

“Storm AIF” means the Annual Information Form of Storm dated March 29, 2010 in respect of Storm’s financial year ended December 31, 2009;

“Storm Arrangement” means the plan of arrangement under the provisions of Section 192 of the Canada Business Corporations Act involving Storm, Storm Resources Ltd., the Trust and ARC Resources which was effective August 17, 2010 pursuant to which, among other things, ARC Resources acquired all of the outstanding shares of Storm;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Trust Arrangement Resolution” means the special resolution of the Trust Securityholders in respect of the Arrangement, in substantially the form attached as Part I of Appendix A to this Information Circular, to be voted upon by the Trust Securityholders at the Meeting;

“Trust Indenture” means the trust indenture between the Trustee and ARC Resources, as amended and restated as of May 15, 2006;

“Trust Unitholders” or “Unitholders” means holders of Trust Units;

“Trust Units” or “Units” means trust units of the Trust;

“Trust Securityholders” means, collectively, the Unitholders and, through the Special Voting Units, the Exchangeable Shareholders;

“Trustee” means Computershare Trust Company of Canada, or its successors, in its capacity as the trustee of the Trust;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S; and

“United States Holder” has the meaning ascribed to such term in the section entitled “Certain United States Federal Income Tax Considerations” in the Information Circular.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”.  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids

Other

AECO	the natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
$	Canadian dollars
m3	cubic metres
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held in the Metropolitan Ballroom at the Metropolitan Centre, 333 — 4th Avenue SW, Calgary, Alberta, on December 15, 2010, commencing at 3:30 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.  The business of the Meeting will be: (i) to consider and vote upon the Trust Arrangement Resolution; (ii) to consider and vote upon the ARC Resources Arrangement Resolution; (iii) to consider and vote upon approval of the New ARC Share Option Plan; and (iv) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.  See “The Arrangement” and “Other Matter to be Considered at the Meeting”.

The Arrangement

The Arrangement will result in the reorganization of the Trust into a dividend paying, publicly traded exploration and production company with near term growth prospects (which is defined in this Information Circular as “New ARC”) that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  Pursuant to the Arrangement, substantially all of the assets and liabilities which are held by the Trust and its subsidiaries will be transferred to, or assumed by, as the case may be, the ARC Partnership.

The reorganization of the Trust into a corporate structure will allow New ARC to pursue its strategic plan and its strategy of risk managed value creation for ARC Securityholders.  See “Appendix D — Information Concerning New ARC — Description of the Business”.

New ARC will retain the current management team and personnel from ARC Resources and will continue to be led by John P. Dielwart as Chief Executive Officer and Myron M. Stadnyk as President and Chief Operating Officer.  The current members of the Board will form the board of directors of New ARC.  The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements within ARC Resources.  See “Appendix D — Information Concerning New ARC — Directors and Executive Officers”.

Under the Arrangement, Unitholders will receive, through a series of steps, one New ARC Share for each one Trust Unit held.  Holders of Exchangeable Shares will participate in the Arrangement and receive New ARC Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable at 11:59 p.m. on December 31, 2010, which exchange ratio will reflect the Final Trust Distribution of $0.10 per Trust Unit payable on January 17, 2011.  See “The Arrangement — Effect of the Arrangement on Unitholders and Exchangeable Shareholders” and “The Arrangement — Procedure for Exchange of Trust Units and Exchangeable Shares”.

Unitholders of record on November 30, 2010 will receive their regular monthly cash distribution of $0.10 per Trust Unit on December 15, 2010.  In addition, the Final Trust Distribution of $0.10 per Trust Unit will be payable pursuant to the Arrangement on January 17, 2011 to Unitholders of Record at 11:57 p.m. on December 31, 2010 or, if the Arrangement is not completed, will be payable on January 17, 2011 to such Unitholders in the normal course.  If the Arrangement is completed as currently contemplated, Unitholders will not receive any further monthly cash distributions from the Trust.  New ARC intends to adopt a monthly dividend policy with an initial monthly dividend rate of $0.10 per New ARC Share commencing January 2011 with the first dividend anticipated to be paid on February 15, 2011.  See “The Arrangement — Effect of the Arrangement on Unitholders and Exchangeable Shareholders”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.  Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New ARC and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends.  Depending on these and various other factors, many of which will be beyond the control of New ARC’s Board and management team, new ARC will change its dividend policy from time to time and as a result future cash dividends of New ARC could be reduced or suspended entirely.  The market value of the New ARC Shares may deteriorate if New ARC reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material.

The Arrangement will not trigger the acceleration of the vesting of any outstanding cash based MTIP Awards.  In connection with the Arrangement, New ARC will assume the obligations of the Trust in respect of outstanding MTIP Awards.  See “The Arrangement — Treatment of MTIP Awards”.

Pursuant to the Arrangement, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part and the Final Trust Distribution of $0.10 per Trust Unit payable pursuant to the Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New ARC Shares in accordance with the terms and conditions of the Amended DRIP Plan.  Participants in the DRIP Plan who do not wish to be deemed to be participants in the Amended DRIP Plan for New ARC should terminate their participation in the DRIP Plan, or the Amended DRIP Plan following December 31, 2010, in accordance with the withdrawal procedures of the DRIP Plan or the Amended DRIP Plan, as applicable.

See “The Arrangement — Details of the Arrangement — Arrangement Steps”, “The Arrangement — Arrangement Agreement”, “The Arrangement — Interests of Certain Persons or Companies in the Matters to be Acted Upon”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Appendix D - Information Concerning New ARC”.

Post Arrangement Structure

The following diagram illustrates the organizational structure of New ARC immediately following completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 284.3 million New ARC Shares will be issued and outstanding assuming that no Dissent Rights are exercised.

Background to the Arrangement

On October 31, 2006, the Federal Finance Minister (the “Minister”) announced the Federal Government’s plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the “SIFT Rules”).  The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then.  The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including ARC, royalty trusts and numerous other Canadian securities.  Bill C 52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences.  These proposals were proclaimed in force on March 12, 2009.

ARC’s management and the Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that securityholder value is being maximized.  In the four year period following the initial announcement of the SIFT Rules, management and the Board have conducted a thorough analysis of material information and relevant considerations in respect of the potential impact and significance of the SIFT Rules to the Trust including, but not limited to, presentations by external legal tax advisors and accounting firms as well as management’s assessment of the benefits and disadvantages regarding various entity structures and commentary from other third parties, including ARC Securityholders.  As part of this review, the Board and management examined a variety of structural alternatives.

Such analysis culminated in a meeting of the Board held November 1, 2010, at which management and the Board reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  After duly considering the financial aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement, the Board’s duties and responsibilities to Unitholders and Exchangeable Shareholders and the advice of legal counsel, the Board unanimously approved proceeding with the proposed conversion of the Trust into a dividend paying, publicly traded exploration and production company with near term growth prospects that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  At such meeting, the Board also unanimously resolved to approve the contents of this Information Circular and the sending of it to Unitholders and Exchangeable Shareholders.  In connection with these approvals, the Board concluded that the Arrangement was fair to Unitholders and Exchangeable Shareholders, was in the best interest of the Trust, ARC Resources, Unitholders and Exchangeable Shareholders and unanimously resolved to recommend that Unitholders and Exchangeable Shareholders vote their ARC Securities in favour of the Arrangement.

The Trust announced the proposed Arrangement after the close of markets on November 1, 2010.

On November 10, 2010 the terms of the Arrangement Agreement and Plan of Arrangement were settled and the Arrangement Agreement was entered into on November 10, 2010.

Benefits of the Arrangement

The Board of Directors and management believe that the proposed corporate structure enables ARC to pursue its strategic plan and strategy of efficient capital management for the benefit of ARC Securityholders.  Given federal government changes to tax legislation regarding income trusts effective January 1, 2011 resulting in the diminished value of the income fund structure at that time, management and the Board of Directors believe that the best opportunity for creating value is to move to a corporate structure effective on or about January 1, 2011, allowing the Trust to continue to benefit from the income trust structure right up to the change to the tax legislation, but thereafter continuing forward as a public corporation.  Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•                  permit ARC’s financial and operational performance to be more easily valued relative to its corporate peers;

•                  attract new investors and provide a more liquid market for the New ARC Shares;

•                  remove ARC from any uncertainty that exists in the income trust marketplace today;

•                  be accomplished on a tax-free “rollover” basis in Canada prior to 2013, whereas post-2013 such tax-free “rollover” will not be available under the current federal legislation regarding the SIFT Rules;

•                  better position ARC to invest in attractive opportunities for growth and expansion; and

•                  the conversion to a public corporation will simplify ARC’s current structure and will make ARC’s governance structure more transparent.

Recommendation of the Board of Directors

The Board of Directors of ARC Resources has unanimously concluded that the Arrangement is fair to Unitholders and Exchangeable Shareholders, is in the best interest of the Trust, ARC Resources, Unitholders and Exchangeable Shareholders and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution, as applicable.

See “Background to and Reasons for the Arrangement — Recommendation of the Board of Directors”.

Procedure for Exchange of Trust Units and Exchangeable Shares

In order to receive their New ARC Shares following completion of the Arrangement, Holders of Trust Units and Exchangeable Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal together with the certificates representing the Holder’s Trust Units and/or Exchangeable Shares, as the case may be.

Holders whose Trust Units or Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their ARC Securities.

The use of the mail to transmit certificates representing Trust Units or Exchangeable Shares and the Letter of Transmittal is at each Holder’s risk.  ARC recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Provided that the Arrangement becomes effective, from and after 11:59 p.m. on December 31, 2010, certificates formerly representing the Trust Units and Exchangeable Shares exchanged pursuant to the Plan of Arrangement shall represent only the right to receive:  (a) New ARC Shares to which the holders thereof are entitled under the Arrangement and any dividends or other distributions which may be declared on such New ARC Shares; and (b) in respect of Trust Units, the Final Trust Distribution of $0.10 per Trust Unit payable on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010.  Holders will not receive New ARC Shares or any dividends or other distributions which may be declared on such shares until they submit the certificates for their ARC Securities to the Depositary along with a validly completed and duly executed Letter of Transmittal.  Notwithstanding the foregoing, if a participant in the DRIP Plan is the registered holder of Units, all dividends which are paid in respect of the New ARC Shares issuable in exchange for such Units will be used to purchase additional New ARC Shares pursuant to the Amended DRIP Plan notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Units.  Each certificate formerly representing Trust Units or Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the last Business Day prior to December 31, 2013 shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New ARC Shares and any dividends or other distributions which may be declared thereon (including any additional New ARC Shares purchased pursuant to the Amended DRIP Plan, if applicable, other than additional New ARC Shares purchased pursuant to the Amended DRIP Plan with the Final Trust Distribution).

See “The Arrangement - Procedure for Exchange of Trust Units and Exchangeable Shares “.

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting on the Trust Arrangement Resolution.  The Special Voting Units held by the Trustee for the benefit of holders of Exchangeable Shares are, collectively, entitled to such number of votes at the Meeting on the Trust Arrangement Resolution as is equal to the number of Exchangeable Shares which are outstanding on the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

Pursuant to the Interim Order, in a separate vote, the number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the votes cast by ARC Resources Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  The Trust, as the sole holder of Common Shares, is entitled to such number of votes at the Meeting on the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.

Each Exchangeable Share is entitled to such number of votes on the ARC Resources Arrangement Resolution as is equal to the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

The Trust will vote the Common Shares on the ARC Resources Arrangement Resolution as follows: (a) it will cast in favour of the ARC Resources Arrangement Resolution the number of votes that is equal to the number of votes cast in favour of the Trust Arrangement Resolution by Unitholders; and (b) it will cast against the ARC Resources Arrangement Resolution the number of votes that is equal to the number of votes cast against the Trust Arrangement Resolution by Unitholders.  Accordingly, if all Exchangeable Shareholders vote their Exchangeable Shares on the Trust Arrangement Resolution in the same way that they vote their Exchangeable Shares on the ARC Resources Arrangement Resolution, then the voting on the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution will be identical.

See “The Arrangement — Approvals — Securityholder Approvals” and “General Proxy Matters — Procedure and Votes Required”.

Court Approval

Implementation of the Arrangement requires the approval of the Court.  An application for the Final Order approving the Arrangement is expected to be made on December 16, 2010 at 9:30 a.m. at the Court House, Calgary Courts Centre, 601 — 5th Street SW, Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.  See “The Arrangement — Approvals — Court Approvals”.

Stock Exchange Listing Approvals

The TSX has conditionally approved the substitutional listing of the New ARC Shares issuable pursuant to the Arrangement, subject to New ARC fulfilling the requirements of the TSX.  It is expected that the New ARC Shares will begin trading on the TSX under the trading symbol on the day which is two (2) or three (3) business days after the receipt by the TSX of all documentation required by the TSX and that such documentation will be provided to the TSX on January 4, 2011.  See “The Arrangement — Approvals — Stock Exchange Listing Approvals”.

Right to Dissent

Pursuant to the Interim Order, Dissenting Securityholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to ARC Resources, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9, Attention:  D. J. McDonald, Q.C. by 4:00 p.m. on the second last Business Day immediately preceding the date of the Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.  Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the ARC Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Appendices B and G of this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of ARC Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder is entitled to dissent.  Accordingly, a beneficial owner of Trust Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for such Trust Units or Exchangeable Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by ARC or, alternatively, make arrangements for the registered holder of such ARC Securities to dissent on such holder’s behalf.  Pursuant to the Interim Order, Unitholders and Exchangeable Shareholders who vote in favour of the Arrangement Resolution are not entitled to exercise the right to dissent in respect of their Trust Units and Exchangeable Shares.  In addition, pursuant to the Interim Order, a Unitholder or Exchangeable Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s Trust Units and Exchangeable Shares.

It is a condition to the Arrangement that ARC Securityholders holding not more than 2% of the Trust Units and Exchangeable Shares shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as of December 31, 2010.

See “The Arrangement — Right to Dissent”.

Information Concerning the ARC Entities

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trustee has been appointed as trustee under the Trust Indenture.  The Unitholders are the beneficiaries of the Trust.  ARC’s Unitholders receive a monthly cash distribution from its producing oil and gas assets owned by ARC Resources.

ARC Resources is a corporation amalgamated under the laws of the province of Alberta and carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada.  ARC Resources is the administrator of the Trust.  The Trust is the sole holder of common shares of ARC Resources.  The Exchangeable Shares are owned by the public.

Each of ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy are corporations incorporated under the laws of the Province of Alberta (with the exception of Smiley Gas Conservation which is incorporated under the laws of the Province of Saskatchewan, but which will be continued under the ABCA prior to December 31, 2010) and are direct or indirect wholly-owned subsidiaries of the Trust.  ARC ExchangeCo has not carried on any business other than facilitating the exchange of Exchangeable Shares for Trust Units in accordance with the terms of such shares and entering into the Arrangement Agreement.  ARC SubCo carries on the business of holding an interest in the ARC Partnership.  ARC Petroleum carries on the business of acting as a bare trustee for ARC Resources in respect of certain lands located in the Province of British Columbia.  Smiley Gas Conservation carries on the business of owning certain gas processing facilities located in the Province of Saskatchewan.  ARC Energy has not carried on any business or conducted operations other than entering into the Arrangement Agreement.

The head and principal office of the ARC Entities is located at 1200, 308 — 4th Avenue SW, Calgary, Alberta  T2P 0H7 and its registered office is located at 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9.

ARC Partnership is a general partnership formed under the laws of the Province of Alberta, all of whose partnership interests are held by ARC Resources and by ARC SubCo.

See “Information Concerning the ARC Entities”.

Information Concerning New ARC

New ARC will be formed under the ABCA pursuant to the Arrangement upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy.  The head and principal office of New ARC will be located at 1200, 308 —4th Avenue SW, Calgary, Alberta  T2P 0H7 and its registered office is 1400, 350 — 7th Avenue SW Calgary, Alberta  T2P 3N9.

New ARC will retain the current management team and personnel from ARC Resources and will continue to be led by John P. Dielwart as Chief Executive Officer and Myron M. Stadnyk as President and Chief Operating Officer.  The current members of the Board will form the board of directors of New ARC.

The following table sets out certain pro forma operational information for the oil and natural gas assets to be owned, directly or indirectly, on a consolidated basis by New ARC following completion of the Arrangement, for the periods indicated.  Important information concerning the oil and natural gas properties and operations of the Trust is contained in the ARC AIF, which is incorporated herein by reference and, with respect to the oil and natural gas properties acquired pursuant to the Storm Arrangement, in the Storm AIF.  Readers are encouraged to carefully review the ARC AIF and the Storm AIF hereto as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained therein.

Month Ended September 30, 2010

Average Daily Production
Light/medium crude oil & NGLs (Bbls/d)	26,071
Heavy Oil (Bbls/d)	946
Natural gas (Mcf/d)	305,750
NGLs (Bbls/d)	5,339
Combined (Boe/d)	83,315

% Natural gas production	61%
% Crude oil and NGLs production	39%

	Trust(1)	Storm	Combined
Total Proved Reserves (on a forecast price basis as at December 31, 2009)(2)(3)
Natural gas (Bcf)	907	128	1,035
Light and medium oil (Mbbls)	102,756	126	102,882
Heavy oil (Mbbls)	2,212	—	2,212
Natural gas liquids (Mbbls)	11,355	3,870	15,225
Oil and natural gas liquids combined (Mbbls)	116,323	3,996	120,319
Combined (Mboe)	267,543	25,330	292,873

Total Proved and Probable Reserves (on a forecast price basis as at December 31, 2009)(2)(3)
Natural gas (Bcf)	1,342	207	1,549
Light and medium oil (Mbbls)	134,363	153	134,516
Heavy oil (Mbbls)	2,834	—	2,834
Natural gas liquids (Mbbls)	15,637	6,332	21,969
Oil and natural gas liquids combined (Mbbls)	152,834	6,485	159,319
Combined (Mboe)	376,543	41,007	417,550

Net undeveloped land (thousands of hectares) (as at December 31, 2009)(4)	260,000	27,539	287,539
Gross undeveloped land (thousands of hectares) (as at December 31, 2009)(4)	422,600	35,745	458,345

Notes:

(1)	Not including reserves or undeveloped lands acquired pursuant to the Storm Arrangement.
(2)

Reserves for the Trust have been evaluated by GLJ effective December 31, 2009 using GLJ’s January 1, 2010 forecast prices. Reserves for Storm have been evaluated by Paddock effective December 31, 2009 using Paddock’s January 1, 2010 forecast prices.

(3)	Reserves presented are gross reserves as defined in National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities utilizing forecast price and cost assumptions.
(4)	Not including undeveloped lands transferred by Storm to Storm Resources Ltd. pursuant to the Storm Arrangement.
(5)	Columns may not add due to rounding.

See “Appendix D — Information Concerning New ARC”, including the pro forma consolidated financial statements of New ARC which are attached as Schedule A to such Appendix.

Canadian Federal Income Tax Considerations

This Information Circular contains, under “Certain Canadian Federal Income Tax Considerations”, a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the comments below are qualified in their entirety by reference to such summary.  See “Certain Canadian Federal Income Tax Considerations”.

A Unitholder who exchanges a Trust Unit for a New ARC Share pursuant to the Arrangement will generally not realize a capital gain or a capital loss on the exchange and the aggregate adjusted cost base of the New ARC Shares received by the Unitholder pursuant to the Arrangement will be equal to the aggregate cost amount of the Trust Units held by the Unitholder immediately prior to the Arrangement. An Exchangeable Shareholder who exchanges an Exchangeable Share for a New ARC Share pursuant to the Arrangement will generally not realize a capital gain or a capital loss on the exchange and the aggregate adjusted cost base of the New ARC Shares received by the Exchangeable Shareholder pursuant to the Arrangement will be equal to the aggregate cost amount of the Exchangeable Shares held by the former Exchangeable Shareholder immediately prior to the Arrangement.

United States Federal Income Tax Considerations

Subject to the passive foreign investment company (“PFIC”) rules summarized below under “Certain United States Federal Income Tax Considerations — Arrangement — PFIC Rules”, a United States Holder (as defined in “Certain United States Federal Income Tax Considerations”) generally should not recognize a gain or loss upon the exchange of its Trust Units or Exchangeable Shares for New ARC Shares pursuant to the Arrangement.  Such United States Holder’s tax basis in New ARC Shares received will equal its adjusted tax basis in the Trust Units or Exchangeable Shares exchanged therefor and its holding period with respect to such New ARC Shares will include the holding period for such Trust Units or Exchangeable Shares.

Unitholders and Exchangeable Shareholders should read carefully the section entitled “Certain United States Federal Income Tax Considerations” in this Circular and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “Certain United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Unitholders and Exchangeable Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New ARC Shares after the Arrangement.  Unitholders and Exchangeable Shareholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New ARC Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, the ARC Entities will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on December 16, 2010 in form and substance satisfactory to the ARC Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, ARC expects that in accordance with the provisions of the Arrangement, the events set out in the Plan will occur in the order and on the dates and at the times set out therein commencing at 11:56 p.m. MST on December 31, 2010 and ending at 12:04 a.m. MST on January 1, 2011.  It is not possible, however, to state with certainty when the completion of the Arrangement will occur.  The completion of the Arrangement could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The Arrangement will become effective on the dates and at the times specified in the Plan of Arrangement upon the filing with the Registrar under the ABCA of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Other Matter to be Considered at the Meeting

In anticipation of the conversion of ARC from a trust to a corporation in 2011, the Human Resources and Compensation Committee of the Board of Directors of ARC Resources (the “Compensation Committee”) determined that it was appropriate to review and re-design, as appropriate, the longer term aspects of ARC’s executive compensation program (the “Long Term Compensation Project”).  To assist the Compensation Committee, Mercer (Canada) Limited (“Mercer”) was retained in April 2010 to provide compensation consulting/advisory services and provide recommendations to the Compensation Committee.

The Compensation Committee’s objectives for the Long Term Compensation Project included the following:

•                  to provide incentives which encourage the long-term sustained growth of New ARC

•                  to provide significant compensation for significant outperformance by New ARC of its peers

•                  to provide incentives which encourage the retention of highly skilled and talented employees

•                  to encourage and facilitate equity ownership in New ARC

•                  to align executive compensation with corporate performance and, therefore, shareholder’s interests

On November 1, 2010, the Board of Directors approved, subject to the approval of Securityholders, the New ARC Share Option Plan in substantially the form attached to this Information Circular as Appendix E.

The New ARC Share Option Plan is summarized below.

New ARC Share Option Plan

Pursuant to a resolution that is separate from the Arrangement Resolution, Trust Securityholders will be asked to consider and, if thought advisable, approve at the Meeting the New ARC Share Option Plan which will permit the granting, from time to time, of New ARC Options to officers and employees of, consultants and other service providers to, New ARC and its subsidiaries.

The maximum number of New ARC Shares issuable on exercise of New ARC Options shall be limited, in the aggregate, to 14,225,000 New ARC Shares (which will represent approximately 5% of the New ARC Shares which are issued and outstanding after the completion of the Arrangement).

New ARC Options will have a term not exceeding seven (7) years and, in the absence of any determination to the contrary, New ARC Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.

The grant price (“Grant Price”) of any New ARC Options granted will be determined by the Committee at the time of grant, provided that if the New ARC Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the New ARC Shares on the TSX (or other stock exchange on which the New ARC Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant.  The exercise price (“Exercise Price”) of any New ARC Options granted under the New ARC Share Option Plan shall be, at the election of the optionee holding such New ARC Options, either:  (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including New ARC Shares) on a per New ARC Share basis, by New ARC after the date of grant and prior to the date that such New ARC Option is exercised.  The right of an optionee to elect that the

Exercise Price be reduced by the amount of dividends paid reflects New ARC’s strategy of distributing a portion of its cash flow to shareholders by way of dividends.

The completion of the Arrangement is not conditional upon the approval of the resolution to approve the New ARC Share Option Plan.

See “Other Matter to be Considered at the Meeting — Approval of New ARC Share Option Plan”.

Risk Factors

Risk factors related to the business of ARC will generally continue to apply to New ARC after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of, and investment in, New ARC will be subject to various risk factors set forth under the headings “Risk Factors” in this Information Circular and “Risk Factors” in the ARC AIF, each of which is incorporated by reference in this Information Circular.  Investors should consider carefully the information contained herein and in the materials incorporated by reference.

Moreover, the following is a list of certain key risk factors relating to the Arrangement, the activities of New ARC and ownership of New ARC Shares following December 31, 2010 which prospective investors should carefully consider before making an investment decision relating to New ARC Shares.

•                  the financial condition, operating results and future growth of New ARC will be substantially dependent on the prevailing and expected prices of oil and natural gas.  Any substantial and extended decline in oil and natural gas prices will have an adverse effect on the revenues, profitability and cash from operating activities of New ARC;

•                  New ARC’s operations will be subject to extensive government regulation governing development, transportation, production, exports, labour standards, carbon and other emissions, occupational health, protection and reclamation of the environment, including safety, hazardous materials, toxic substances and related matters; the costs of compliance with additional regulation could have a material adverse effect on New ARC;

•                  the uncertainty of future dividend payments by New ARC and the level thereof as New ARC’s dividend strategy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, New ARC’s operating and capital obligations, net income, cash from operating activities, net debt levels, oil and natural gas prices, access to capital markets and timing and level of income tax payments, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends;

•                  the level of New ARC’s indebtedness from time to time could impair New ARC’s ability to obtain additional financing on a timely basis;

•                  New ARC may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New ARC which may be dilutive; and

•                  the inability of New ARC to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Securityholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units, Exchangeable Shares and New ARC Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

On October 31, 2006, the Federal Finance Minister (the “Minister”) announced the Federal Government’s plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the “SIFT Rules”).  The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then.  The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including ARC, royalty trusts and numerous other Canadian securities.  Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences.  These proposals were proclaimed in force on March 12, 2009.

ARC’s management and the Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that securityholder value is being maximized.  In the four year period following the initial announcement of the SIFT Rules, management and the Board have conducted a thorough analysis of material information and relevant considerations in respect of the potential impact and significance of the SIFT Rules to the Trust including, but not limited to, presentations by external legal tax advisors and accounting firms as well as management’s assessment of the benefits and disadvantages regarding various entity structures and commentary from other third parties, including ARC Securityholders.  As part of this review, the Board and management examined a variety of structural alternatives.  Such analysis culminated in a meeting of the Board held November 1, 2010, at which management and the Board reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  After duly considering the financial aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement, the Board’s duties and responsibilities to Unitholders and Exchangeable Shareholders and the advice of legal counsel, the Board unanimously approved proceeding with the proposed conversion of the Trust into a dividend paying, publicly traded exploration and production company with near term growth prospects that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  At such meeting, the Board also unanimously resolved to approve the contents of this Information Circular and the sending of it to Unitholders and Exchangeable Shareholders.  In connection with these approvals, the Board concluded that the Arrangement was fair to Unitholders and Exchangeable Shareholders, was in the best interest of the Trust, ARC Resources, Unitholders and Exchangeable Shareholders and unanimously resolved to recommend that Unitholders and Exchangeable Shareholders vote their ARC Securities in favour of the Arrangement.

The Trust announced the proposed Arrangement after the close of markets on November 1, 2010.

On November 10, 2010 the terms of the Arrangement Agreement and Plan of Arrangement were settled and the Arrangement Agreement was entered into on November 10, 2010.

Benefits of the Arrangement

The Board of Directors and management believe that the proposed corporate structure enables ARC to pursue its strategic plan and strategy of efficient capital management for the benefit of ARC Securityholders.  Given federal government changes to tax legislation regarding income trusts effective January 1, 2011 resulting in the diminished value of the income fund structure at that time, management and the Board of Directors believe that the best opportunity for creating value is to move to a corporate structure effective on or about January 1, 2011, allowing the Trust to continue to benefit from the income trust structure right up to the change to the tax legislation, but thereafter continuing forward as a public corporation.  Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•                  permit ARC’s financial and operational performance to be more easily valued relative to its corporate peers;

•                  attract new investors and provide a more liquid market for the New ARC Shares;

•                  remove ARC from any uncertainty that exists in the income trust marketplace today;

•                  be accomplished on a tax-free “rollover” basis in Canada prior to 2013, whereas post-2013 such tax-free “rollover” will not be available under the current federal legislation regarding the SIFT Rules;

•                  better position ARC to invest in attractive opportunities for growth and expansion; and

•                  the conversion to a public corporation will simplify ARC’s current structure and will make ARC’s governance structure more transparent.

Recommendation of the Board of Directors

The Board of Directors of ARC Resources has unanimously concluded that the Arrangement is fair to Unitholders and Exchangeable Shareholders, is in the best interest of the Trust, ARC Resources, Unitholders and Exchangeable Shareholders and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution, as applicable.

In reaching its conclusions regarding fairness and formulating its recommendation, the Board of Directors considered a number of factors in addition to those described elsewhere in this Information Circular, including, but not limited to, the following:

•                  a conversion to a corporate structure is expected to attract a broader investor base, which may reduce financing costs and increase equity valuations for ARC;

•                  a review of ARC’s strategic objectives and business plan and the optimal structure to maximize Unitholder value;

•                  ARC’s access to capital through bank borrowings as well as debt and equity capital markets in order to finance growth opportunities in the most efficient and cost-effective manner;

•                  the tax efficiencies to the Trust from tax deferred distributions to Unitholders will be eliminated as a result of the impact of the SIFT Rules, thereby removing the main benefit of the trust structure such that post-2010, the effective tax rate for corporations will be the same for income trusts;

•                  the decline in investor interest in the income trust sector as a result of the SIFT Rules and the uncertainty surrounding income trust structures has resulted in a decline in trading prices for securities of income trusts;

•                  the exchange of Units and Exchangeable Shares for New ARC Shares pursuant to the Plan of Arrangement may be completed on a tax-free “rollover” basis for Canadian federal income tax purposes;

•                  the exchange of Units for New ARC Shares pursuant to the Plan of Arrangement is expected to be a tax-deferred transaction for United States federal income tax purposes;

•                  the Arrangement must receive the appropriate approval from ARC Securityholders and is subject to a review by the Court as to fairness;

•                  the conversion to a corporate structure is effective on or about January 1, 2011, allowing the Trust to continue to benefit from the income tax structure right up to the federal government changes to tax legislation effective January 1, 2011;

•                  the advice of external counsel and tax advisors;

•                  the fact that the Arrangement and the restructuring contemplated therein will not trigger any change of control or other payments under employment or similar arrangements within ARC Resources nor will it result in acceleration of the vesting of cash based MTIP Awards;

•                  that as a result of the structure of the Arrangement, holders of Trust Units will maintain the same proportionate interest in New ARC, the ongoing corporate entity, as they held in the Trust; and

•                  the mechanics, structure and timing of implementation of the Arrangement, including in particular the availability of rights to the ARC Securityholders to dissent to the Arrangement in a manner consistent with Section 191 of the ABCA, as modified by the Interim Order.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor.  There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there maybe significant costs associated with realizing such benefits.

THE ARRANGEMENT

General

The Arrangement will result in the reorganization of the Trust into a dividend paying publicly traded exploration and production company with near term growth prospects that will operate under the name “ARC Resources Ltd.” and which, together with its subsidiaries, will carry on business presently carried on by the Trust and its subsidiaries.  Pursuant to the Arrangement, substantially all of the assets and liabilities which are held by the Trust and its subsidiaries will be transferred to, or assumed by, as the case may be, the ARC Partnership.

The reorganization of the Trust into a corporate structure will allow New ARC to pursue its strategic plan and its strategy of risk managed value creation for ARC Securityholders.  See “Appendix D — Information Concerning New ARC — Description of the Business”.

New ARC will retain the current management team and personnel from ARC Resources and will continue to be led by John P. Dielwart as Chief Executive Officer and Myron M. Stadnyk as President and Chief Operating Officer.  The current members of the Board will form the board of directors of New ARC.  The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements within ARC Resources.  See “Appendix D — Information Concerning New ARC — Directors and Executive Officers”.

Effect of the Arrangement on Unitholders and Exchangeable Shareholders

Under the Arrangement, Unitholders will receive, through a series of steps, one New ARC Share for each one Trust Unit held.  Holders of Exchangeable Shares will participate in the Arrangement and receive New ARC Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable at 11:59 p.m. on December 31, 2010, which exchange ratio will reflect the Final Trust Distribution of $0.10 per Trust Unit payable pursuant to the Plan of Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010.

No certificates representing fractional New ARC Shares shall be issued under the Arrangement.  In lieu of any fractional New ARC Shares, each Holder of Trust Units or Exchangeable Shares otherwise entitled to a fractional interest in a New ARC Share will receive the nearest whole number of New ARC Shares (with fractions equal to exactly 0.5 being rounded up).  Trust Units and Exchangeable Shares held by registered holders of Trust Units or Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

Upon completion of the Arrangement, New ARC intends to pay a monthly dividend initially set at $0.10 per New ARC Share, which will be paid to shareholders of record on or about the 15th day of each month following the completion of the Arrangement.  The first monthly dividend of New ARC is anticipated to be declared for shareholders of record on January 31, 2011.  It is expected that the dividends will be “eligible dividends” for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New ARC Shares.  Although it is expected that dividends of New ARC will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New ARC Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”.  Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New ARC and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends.  Depending on these and various other factors, many of which will be beyond the control of New ARC’s Board and management team, new ARC will change its dividend policy from time to time and as a result future cash dividends of New ARC could be reduced or suspended entirely.  The market value of the New ARC Shares may deteriorate if New ARC reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material.

See “The Arrangement — Details of the Arrangement — Arrangement Steps”, “The Arrangement — Procedure for Exchange of Trust Units and Exchangeable Shares”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

Treatment of MTIP Awards

The Arrangement will not trigger the acceleration of the vesting of any outstanding cash based MTIP Awards.  In connection with the Arrangement, New ARC will assume the obligations of the Trust in respect of outstanding MTIP Awards.  Provided the Arrangement is completed, holders of MTIP Awards will thereafter be entitled to receive cash payments on the same terms and conditions that existed prior to the Arrangement except that such cash payments will be based upon the market value of the New ARC Shares, as adjusted for dividends, rather than upon the market value of the Trust Units, as adjusted for Distributions.

Distribution Reinvestment and Optional Trust Unit Purchase Plan

Pursuant to the Arrangement, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part and the Final Trust Distribution of $0.10 per Trust Unit payable pursuant to the Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New ARC Shares in accordance with the terms and conditions of the Amended DRIP Plan.

If a participant in the DRIP Plan is the registered holder of Trust Units, until such time as the participant deposits with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units, all additional New ARC Shares purchased pursuant to the Amended DRIP Plan with dividends paid on the New ARC Shares issuable in exchange for such Trust Units will be delivered to the Depositary and then held in trust for such participant.  Accordingly, existing participants in the DRIP Plan who are registered holders of Trust Units are encouraged to deposit the certificates representing such Trust Units together with a validly completed and executed Letter of Transmittal in order to receive the additional New ARC Shares purchased pursuant to the Amended DRIP Plan.

Participants in the DRIP Plan who do not wish to be deemed to be participants in the Amended DRIP Plan for New ARC should terminate their participation in the DRIP Plan, or the Amended DRIP Plan following December 31, 2010, in accordance with the withdrawal procedures of the DRIP Plan or the Amended DRIP Plan, as applicable.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality, except as otherwise provided in the Plan (defined terms used below are as defined in the Plan of Arrangement):

Amendment to Trust Indenture and Royalty Agreement

(a)                                  at 11:56 p.m. MST on December 31, 2010 the Trust Indenture and the Royalty Agreement shall be amended:

(i)                                     to the extent necessary to enable the Units held by each Unitholder to be transferred to and acquired by ARC Energy;

(ii)                                  to the extent necessary to provide for the termination of the Trust;

(iii)                               to the extent necessary to enable the Royalty to be transferred to and acquired by ARC Resources; and

(iv)                              otherwise to the extent necessary to facilitate the Arrangement;

Final Distribution to Unitholders

(b)                                 at 11:57 p.m. MST on December 31, 2010 Unitholders of record at such time shall be entitled to receive a Distribution of $0.10 per Unit, payable by New ARC (which corporation will have assumed the obligation of the Trust to pay such Distribution) on January 17, 2011;

Dissenting Securityholders

(c)                                  at 11:58 p.m. MST on December 31, 2010 the ARC Resources Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to ARC Resources (free of any claims) and shall be immediately cancelled and cease to be outstanding and such Dissenting Securityholders shall cease to have any rights as ARC Resources Exchangeable Shareholders other than the right to be paid the fair value of their ARC Resources Exchangeable Shares in accordance with Article 4 of the Plan of Arrangement;

(d)                                 at 11:58 p.m. MST on December 31, 2010 the Units held by Dissenting Securityholders shall be deemed to have been transferred to the Trust (free of any claims) and shall be immediately cancelled and cease to be outstanding and such Dissenting Securityholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Units in accordance with Article 4 of the Plan of Arrangement;

Exchange of ARC Resources Exchangeable Shares for ARC Energy Common Shares

(e)                                  at 11:59 p.m. MST on December 31, 2010 each issued and outstanding ARC Resources Exchangeable Share (other than those previously held by Dissenting Securityholders) shall be sold, assigned and transferred to ARC Energy (free of any claims) in exchange for a number of ARC Energy Common Shares that is equal to one (1) multiplied by the Exchangeable Share Ratio;

Exchange of Units for ARC Energy Common Shares

(f)                                    at 11:59 p.m. MST on December 31, 2010 the Units held by Unitholders (other than those previously held by Dissenting Securityholders) shall be sold, assigned and transferred to ARC Energy (free of any claims) in exchange for ARC Energy Common Shares on the basis of one (1) ARC Energy Common Share for each Unit so sold, assigned and transferred;

Stated Capital of the ARC Energy Common Shares

(g)                                 at 11:59 p.m. MST on December 31, 2010 the aggregate amount allocated to the stated capital in respect of the ARC Energy Common Shares issued under paragraphs (e) and (f) above shall be $2,000,000,000;

Amendment of the DRIP Plan

(h)                                 at 11:59 p.m. MST on December 31, 2010 the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part and the Final Trust Distribution declared and paid to a person deemed to be a participant in the Amended DRIP Plan will be automatically applied to the purchase of New ARC Shares in accordance with the terms and conditions of the Amended DRIP Plan;

Cancellation of Initial ARC Energy Common Shares

(i)                                     at 11:59 p.m. MST on December 31, 2010 the Initial ARC Energy Common Share held by ARC Resources shall be immediately cancelled and cease to be outstanding;

Elimination of Consolidated Accounting Deficit

(j)                                     at 11:59 p.m. MST on December 31, 2010, for accounting purposes, the consolidated share capital of ARC Energy shall be reduced, without payment or reduction to its stated capital in respect of its common shares, by the consolidated accounting deficit;

Transfer of Royalty

(k)                                  at 12:01 a.m. MST on January 1, 2011 the Trust shall transfer the Royalty to ARC Resources in exchange for the issuance to the Trust of ten (10) ARC Resources Common Shares having a value equal to the value of the Royalty so transferred;

Termination of the Trust

(l)                                     at 12:02 a.m. MST on January 1, 2011 all of the property of the Trust (including, without restriction, all ARC Resources Common Shares, all ARC ExchangeCo Common Shares and the unsecured demand promissory notes issued by ARC Resources and by ARC ExchangeCo in favour of the Trust owned by the Trust) shall be transferred to ARC Energy and ARC Energy shall assume all of the liabilities of the Trust (including, without limitation, the payment of the Final Trust Distribution) and the Trust shall be dissolved and shall thereafter cease to exist;

Stated Capital of ARC Resources Common Shares, ARC ExchangeCo Common Shares, ARC Petroleum Common Shares, Smiley Gas Conservation Common Shares and ARC Resources Exchangeable Shares

(m)                               at 12:02 a.m. MST on January 1, 2011 the stated capital in respect of each of the ARC Resources Common Shares, ARC ExchangeCo Common Shares, ARC Petroleum Common Shares, Smiley Gas Conservation Common Shares and ARC Resources Exchangeable Shares will be reduced to $1.00;

Amalgamation of ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation

(n)                                 at 12:03 a.m. MST on January 1, 2011 ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation shall be amalgamated and continued as one corporation, New ARC, in accordance with the following:

(i)                                     the name of New ARC shall be “ARC Resources Ltd.”;

(ii)                                  the Articles of Amalgamation of New ARC shall be in the form set forth in Schedule A attached to the Plan of Arrangement;

(iii)                               the ARC Resources Common Shares, the ARC Resources Exchangeable Shares, the ARC ExchangeCo Common Shares, the ARC Petroleum Common Shares and the Smiley Gas Conservation Common Shares shall be cancelled without any repayment of capital;

(iv)                              no securities shall be issued by New ARC in connection with the amalgamation, and for greater certainty, the issued and outstanding ARC Energy Common Shares shall survive the amalgamation and continue as the New ARC Shares without amendment and with stated capital of $2,000,000,000;

(v)                                 the property of each of the amalgamating corporations (except the ARC Resources Common Shares, the ARC Resources Exchangeable Shares, the ARC ExchangeCo Common Shares, the ARC Petroleum Common Shares and the Smiley Gas Conservation Common Shares, all of which are to be cancelled as described in paragraph (iii) above) shall continue to be the property of New ARC;

(vi)                              New ARC shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)                           any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)                        any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against New ARC;

(ix)                                a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against New ARC;

(x)                                   the Articles of Amalgamation of New ARC shall be deemed to be the Articles of Incorporation of New ARC and the Certificate of Amalgamation of New ARC shall be deemed to be the Certificate of Incorporation of New ARC;

(xi)                                the by-laws of New ARC shall be in the form set forth in Schedule B attached to the Plan of Arrangement, until repealed, amended, altered or added to;

(xii)                             the first directors of New ARC shall be the directors of ARC Resources being:

Name	Address
Michael M. Kanovsky	Calgary, Alberta
Mac H. Van Wielingen	Calgary, Alberta
John P. Dielwart	Calgary, Alberta
Walter DeBoni	Calgary, Alberta
Fred John Dyment	Calgary, Alberta
Herbert Charles Pinder, Jr.	Saskatoon, Saskatchewan
James C. Houck	Calgary, Alberta
Harold N. Kvisle	Calgary, Alberta
Kathleen N. O’Neill	Toronto, Ontario

(xiii)                          the first officers of New ARC shall be the officers of ARC Resources; and

(xiv)                         the registered office of New ARC shall be the registered office of ARC Resources;

ARC Partnership Contributions and Amendment and Restatement of ARC Partnership Agreement

(o)                                 at 12:04 a.m. MST on January 1, 2011 the ARC Partnership Contributions shall become effective and New ARC shall contribute the New ARC Contributed Assets to the ARC Partnership and ARC Partnership shall assume the New ARC Contributed Assets Liabilities and ARC SubCo shall contribute the ARC SubCo Contributed Assets to the ARC Partnership; and

(p)                                 at 12:04 a.m. MST on January 1, 2011 the ARC Partnership Agreement shall be amended and restated to reflect the ARC Partnership Contributions and any other amendments agreed to by New ARC and ARC SubCo.

Post Arrangement Structure

The following diagram illustrates the organizational structure of New ARC immediately following completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 284.3 million New ARC Shares will be issued and outstanding assuming that no Dissent Rights are exercised;

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants and various conditions precedent to completion of the Arrangement.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Trust Indenture and Section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)                                  the Arrangement must be approved by the ARC Securityholders voting in person or by proxy at the Meeting;

(b)                                 the Arrangement must be approved by the Court pursuant to the Final Order;

(c)                                  all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)                                 the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting on the Trust Arrangement Resolution.  The Special Voting Units held by the Trustee for the benefit of holders of Exchangeable Shares are, collectively, entitled to such number of votes at the Meeting on the Trust Arrangement Resolution as is equal to the number of Exchangeable Shares which are outstanding on the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

Pursuant to the Interim Order, in a separate vote, the number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the votes cast by ARC Resources Securityholders, either in person or by proxy, voting together as a single class at the Meeting.  The Trust, as the sole holder of Common Shares, is entitled to such number of votes at the Meeting on the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.  Each Exchangeable Share is entitled to such number of votes on the ARC Resources Arrangement Resolution as is equal to the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

The Trust will vote the Common Shares on the ARC Resources Arrangement Resolution as follows: (a) it will cast in favour of the ARC Resources Arrangement Resolution the number of votes that is equal to the number of votes cast in favour of the Trust Arrangement Resolution by Unitholders; and (b) it will cast against the ARC Resources Arrangement Resolution the number of votes that is equal to the number of votes cast against the Trust Arrangement Resolution by Unitholders.  Accordingly, if all Exchangeable Shareholders vote their Exchangeable Shares on the Trust Arrangement Resolution in the same way that they vote their Exchangeable Shares on the ARC Resources Arrangement Resolution, then the voting on the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution will be identical.

See “General Proxy Matters — Procedure and Votes Required — Arrangement Resolution”.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the ARC Securityholders authorizes the Board of Directors, without further notice to or approval of such ARC Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

Court Approvals

Interim Order

On November 10, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a statutory arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by ARC Securityholders at the Meeting in the manner required by the Interim Order, the ARC Entities will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 16, 2010 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, Calgary Courts Centre, 601 — 5th

Street SW, Calgary, Alberta.  At the hearing, any ARC Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon ARC a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 14, 2010.  Service of such notice shall be effected by service upon the solicitors for ARC:  Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9 Attention:  D. J. McDonald, Q.C.

The offer and sale of the New ARC Shares issuable to Unitholders and Exchangeable Shareholders in exchange for their securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the issuance of New ARC Shares to Unitholders and Exchangeable Shareholders pursuant to the Arrangement will not require registration under the 1933 Act pursuant to Section 3(a)(10) thereof.

ARC has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, ARC may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

The TSX has conditionally approved: (i) the substitutional listing of the New ARC Shares to be issued pursuant to the Arrangement; and (ii) the listing of the New ARC Shares issuable on exercise of the New ARC Options issued under the New ARC Share Option Plan; subject to New ARC fulfilling the requirements of the TSX.  It is expected that the New ARC Shares will begin trading on the TSX under the trading symbol on the day which is two (2) or three (3) business days after the receipt by the TSX of all documentation required by the TSX and that such documentation will be provided to the TSX on January 4, 2011.

Conditions Precedent to the Arrangement

The respective obligations of the ARC Entities to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before December 31, 2010 or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions.  These conditions include:

(a)                                  the Arrangement Resolution shall have been approved by the requisite number of votes cast by the ARC Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b)                                 the Final Order shall have been granted in form and substance satisfactory to the ARC Entities, acting reasonably, not later than December 30, 2010 or such later date as the parties may agree;

(c)                                  the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the ARC Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d)                                 no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(e)                                  all necessary third party and regulatory consents and approvals with respect to the transactions contemplated in the Arrangement Agreement shall have been completed or obtained including, without limitation, the consents and approvals from ARC Resources’ principal lenders;

(f)                                    there shall not, as of December 31, 2010, be holders of Trust Units and Exchangeable Shares that hold, in aggregate, in excess of 2% of all outstanding Trust Units and Exchangeable Shares, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(g)                                 the TSX shall have conditionally approved the substitutional listing of the New ARC Shares to be issued pursuant to the Arrangement subject only to the filing of required documents which cannot be filed prior to December 31, 2010; and

(h)                                 each of the covenants, acts and undertakings of each of the ARC Entities to be performed or complied with on or before December 31, 2010 pursuant to the terms of the Arrangement Agreement shall be duly performed or complied with.

Upon the conditions being fulfilled or waived, the ARC Entities intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the ARC Entities will apply for the Final Order approving the Arrangement on December 16, 2010.  If the Final Order is obtained on December 16, 2010 in form and substance satisfactory to the ARC Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, ARC expects that in accordance with the provisions of the Arrangement, the events set out in the Plan will occur in the order and on the dates and at the times set out therein commencing at 11:56 p.m. MST on December 31, 2010 and ending at 12:04 a.m. MST on January 1, 2011.  It is not possible, however, to state with certainty when the completion of the Arrangement will occur.  The completion of the Arrangement could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 16, 2010.

The Arrangement will become effective on the dates and at the times specified in the Plan of Arrangement upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Procedure for Exchange of Trust Units and Exchangeable Shares

In order to receive their New ARC Shares following completion of the Arrangement, Holders of Trust Units and Exchangeable Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal together with the certificates representing the Holder’s Trust Units and/or Exchangeable Shares, as the case may be.

Holders whose Trust Units and Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their ARC Securities.

No certificates representing fractional New ARC Shares shall be issued under the Arrangement.  In lieu of any fractional New ARC Shares, each Holder of Trust Units or Exchangeable Shares otherwise entitled to a fractional interest in a New ARC Share will receive the nearest whole number of New ARC Shares (with fractions equal to exactly 0.5 being rounded up).  Trust Units and Exchangeable Shares held by registered holders of Trust Units or Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

The use of the mail to transmit certificates representing Trust Units and Exchangeable Shares and the Letter of Transmittal is at each Holder’s risk.  ARC recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If a certificate representing Trust Units or Exchangeable Shares has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

Subject to the terms of the Arrangement, Dissenting Unitholders and Dissenting Exchangeable Shareholders who ultimately are not entitled to be paid the fair value of their Units or Exchangeable Shares, as the case may be, will be entitled to receive the New ARC Shares to which they are entitled under the Arrangement.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Trust Units and Exchangeable Shares being deposited or if the certificates representing the New ARC Shares issuable in exchange for the Trust Units and Exchangeable Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders or Exchangeable Shareholders maintained by ARC’s or ARC Resources’ registrar and transfer agent, as the case may be, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution.  If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units and Exchangeable Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Trust Units and Exchangeable Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s).  The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units and Exchangeable Shares deposited pursuant to the Arrangement will be determined by ARC Resources (or its successor, New ARC) in its sole discretion.  Depositing Unitholders and Exchangeable Shareholders agree that such determination shall be final and binding.  ARC Resources (or its successor, New ARC) reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  ARC Resources (or its successor, New ARC) reserves the absolute right to waive any defect or irregularity in the deposit of any Trust Units and Exchangeable Shares.  There shall be no duty or obligation on the Trust, ARC Resources, New ARC, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Trust Units and Exchangeable Shares and no liability shall be incurred by any of them for failure to give such notice.

ARC Resources (or its successor, New ARC) reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

Provided that the Arrangement becomes effective, from and after 11:59 p.m. on December 31, 2010, certificates formerly representing Trust Units and Exchangeable Shares exchanged pursuant to the Plan shall represent only the right to receive:  (a) the New ARC Shares to which the holders are entitled pursuant to the Arrangement and any dividends or other distributions which may be declared on such New ARC Shares; and (b) in respect of Trust Units, the Final Trust Distribution of $0.10 per Trust Unit payable on January 17, 2011 to Unitholders of record at 11:57 p.m. on December 31, 2010.

Unitholders and Exchangeable Shareholders will not receive New ARC Shares or any dividends or other distributions which may be declared thereon until they submit the certificates for their Trust Units and Exchangeable Shares to the Depositary along with a validly completed and duly executed Letter of Transmittal.  Notwithstanding the foregoing, if a participant in the DRIP Plan is the registered holder of Units, all dividends which are paid in respect of the New ARC Shares issuable in exchange for such Units will be used to purchase additional New ARC Shares pursuant to the Amended DRIP Plan notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Units.  Each certificate formerly representing Trust Units or Exchangeable

Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the last Business Day prior to December 31, 2013 shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New ARC Shares or any dividends or other distributions which may have been declared thereon (including any additional New ARC Shares purchased pursuant to the Amended DRIP Plan, if applicable, other than additional New ARC Shares purchased pursuant to the Amended DRIP Plan with the Final Trust Distribution).

Should the Arrangement not be completed, any deposited Trust Units and Exchangeable Shares will be returned to the depositing Holder at ARC’s expense upon written notice to the Depositary from ARC Resources by returning the deposited Trust Units and Exchangeable Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by ARC’s or ARC Resources’ transfer agent, as the case may be.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s ARC Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix G.  A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder or Exchangeable Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the ARC Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted.  Only registered Unitholders and Exchangeable Shareholders may dissent.  Persons who are beneficial owners of Trust Units and Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such securities.  Accordingly, a beneficial owner of Trust Units and Exchangeable Shares desiring to exercise Dissent Rights must make arrangements for the securities beneficially owned by that holder to be registered in the name of the securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by ARC or, alternatively, make arrangements for the registered holder of such securities to dissent on behalf of the securityholder.  In such case, the written objection, described below, should set forth the number of Trust Units and Exchangeable Shares, as the case may be, covered by such written objection.

A Dissenting Securityholder must send to ARC Resources a written objection to the Arrangement Resolution, which written objection must be received by ARC Resources, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9 Attention:  D. J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the Meeting.

No Unitholder or Exchangeable Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.  A holder of ARC Securities may not exercise the right to dissent in respect of only a portion of such holder’s ARC Securities, but may dissent only with respect to all of the ARC Securities held by the holder.

An application may be made to the Court by New ARC or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder’s ARC Securities.  If such an application to the Court is made by either New ARC or a Dissenting Securityholder, New ARC must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the board of directors of New ARC to be the fair value of the ARC Securities held by such Dissenting Securityholders.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if New ARC is the applicant, or within 10 days after New ARC is served with notice of the application, if a Dissenting Securityholder is the applicant.  The offer will be made on the same terms to each Dissenting Unitholder or Dissenting Exchangeable Shareholder, as the case may be, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with New ARC for the purchase of such holder’s ARC Securities in the amount of New ARC’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the ARC Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of the ARC Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against New ARC and in favour of each of those Dissenting Securityholders, and fixing the time within which New ARC must pay that amount payable to the Dissenting Securityholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between New ARC and the Dissenting Securityholder as to the payment to be made by New ARC to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder’s ARC Securities in the amount agreed to between New ARC and the Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective ARC Resources may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

New ARC shall not make a payment to a Dissenting Securityholder under Section 191 if there are reasonable grounds for believing that New ARC is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of New ARC would thereby be less than the aggregate of its liabilities.  In such event, New ARC shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their ARC Securities in which case the Dissenting Securityholder may, by written notice to New ARC within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder.  If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against New ARC to be paid as soon as New ARC is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to New ARC shareholders.

All ARC Securities held by Unitholders and Exchangeable Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust or ARC Resources, as applicable, in exchange for such fair value as of December 31, 2010.  If such Unitholders and Exchangeable Shareholders ultimately are not entitled to be paid the fair value for the ARC Securities, such ARC Securities will, be deemed to have been exchanged for New ARC Shares and such Securityholders will be issued New ARC Shares on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their ARC Securities.  Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices G and B, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 2% of the outstanding Trust Units and Exchangeable Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of December 31, 2010.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of ARC Resources and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.1 million Trust Units and 0.4 million Exchangeable Shares, representing approximately 0.8% of the votes which can be cast at the Meeting on the Arrangement Resolution.

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of ARC Resources pursuant to employment, change of control or similar agreements or arrangements.

In addition, the Arrangement will not trigger the acceleration of vesting of any outstanding cash based MTIP Awards.  In connection with the Arrangement, New ARC will assume the obligations of the Trust in respect of outstanding MTIP Awards.  Provided the Arrangement is completed, holders of MTIP Awards will thereafter be entitled to receive cash payments on the same terms and conditions that existed prior to the Arrangement except that such cash payments will be based upon the market value of the New ARC Shares, as adjusted for dividends, rather than upon the market value of the Trust Units, as adjusted for Distributions.  See “The Arrangement — Treatment of MTIP Awards”.

Subject to approval of the New ARC Share Option Plan by Trust Securityholders at the Meeting, officers and employees of, and consultants and other service providers to, New ARC and its subsidiaries will be eligible to participate in the New ARC Share Option Plan and may be granted New ARC Options from time to time thereunder following completion of the Arrangement, subject to the terms and limitations contained in the New ARC Share Option Plan.

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of ARC Resources and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2.3 million New ARC Shares representing approximately 0.8% of the outstanding New ARC Shares (assuming no Dissent Rights are exercised).

None of the principal holders of Units and Exchangeable Shares or any director or officer of ARC Resources, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, ARC or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference herein.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the New ARC Shares to the Unitholders and Exchangeable Shareholders, will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws and, following completion of the Arrangement, the New ARC Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Pursuant to MI 61-101, the Arrangement is a “down stream transaction”.  In accordance with MI 61-101, if the transaction is a “business combination” or a “related party transaction” then a formal valuation and minority securityholder approval of the transaction in accordance with MI 61-101 would be required, unless an exemption is available to the issuer.  Since the definition of “business combination” in MI 61-101 specifically excludes a “down stream transaction” and the provisions applying to “related party transactions” do not apply to “down stream transactions”, ARC is not required to obtain a formal valuation or minority approval of the ARC Securityholders of the

Arrangement pursuant to MI 61-101.  In addition, no “collateral benefit” (as such term is defined in MI 61-101) is being received by any related party to ARC in connection with the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by the ARC Entities for approval of the Arrangement.  See “The Arrangement — Approvals — Court Approvals — Final Order” above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of ARC and ARC Resources, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

Status under U.S. securities laws

At the time of the Arrangement, each of ARC and New ARC will be a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. It is the Trust’s intention that the New ARC Shares will be listed for trading on the TSX following completion of the Arrangement. ARC does not currently intend to seek a listing for the New ARC Shares on a stock exchange in the United States.

Exemption from the registration requirements of the 1933 Act

The New ARC Shares to be issued under the Arrangement to Unitholders and Exchangeable Shareholders will not be registered under the 1933 Act. The New ARC Shares will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court granted the Interim Order on November 10, 2010 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on December 16, 2010 by the Court.  See “The Arrangement — Approvals — Court Approvals — Final Order” above.

Resales of New ARC Shares within the United States after the completion of the Arrangement

The New ARC Shares issuable to Unitholders and Exchangeable Shareholders following completion of the Arrangement will be freely tradable in the United States under U.S. federal securities laws, except by Persons who will be “affiliates” of New ARC after the Arrangement.  Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Persons who are affiliates of New ARC after the Arrangement may not sell the New ARC Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.

•                  Affiliates — Rule 144.  In general, under Rule 144, persons who are affiliates of New ARC after the Arrangement will be entitled to sell in the United States, during any three-month period, the New ARC Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, requirements, aggregation rules and the availability of current public information about New ARC.  Persons who are affiliates of New ARC after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of New ARC.

•                  Affiliates — Regulation S.  In general, under Regulation S, persons who are affiliates of New ARC solely by virtue of their status as an officer or director of New ARC may sell their New ARC Shares outside the United States in an “offshore transaction” if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”.  Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either:  (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable).  Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States by a holder of New ARC Shares who is an affiliate of New ARC after the Arrangement other than by virtue of his or her status as an officer or director of New ARC.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the resale of New ARC Shares received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the ARC Entities.  As at November 12, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units and Exchangeable Shares.  Allan R. Twa, a partner of Burnet, Duckworth & Palmer LLP, is the Corporate Secretary of ARC Resources.

Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of ARC.

As at November 12, 2010, the designated professionals of GLJ, ARC’s independent engineering evaluator, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units and Exchangeable Shares, including the securities of GLJ’s associates and affiliates.

As of the date of the Paddock Report, the designated professionals of Paddock, Storm’s independent engineering evaluator, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units and Exchangeable Shares, including the securities of Paddock’s associates and affiliates.

Deloitte & Touche LLP, the Trust’s auditors and the proposed auditors of New ARC, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder and Exchangeable Shareholder in respect of the proposed Arrangement who holds Trust Units and/or Exchangeable Shares as capital property, deals at arm’s length with and is not affiliated with the Trust or ARC Resources, does not use or hold its Trust Units and/or Exchangeable Shares in the course of carrying on a business, and did not acquire the Trust Units and/or Exchangeable Shares in one or more transactions considered to be an adventure or concern in the nature of trade.  A Unitholder or Exchangeable Shareholder who is a Canadian resident and might not otherwise be considered to hold its Trust Units and/or Exchangeable Shares as capital property may, in certain circumstances, be entitled to have them, and any other “Canadian security” (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  A Unitholder or Exchangeable Shareholder contemplating making such an election should first consult its own tax advisor.  This summary is not applicable to a Unitholder or Exchangeable Shareholder:  (i) that is a “financial institution” within the meaning of the Tax Act; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; or (iv) to whom the “functional currency” (as defined in the Tax Act) reporting rules of the Tax Act apply.

This summary is based upon the provisions of the Tax Act, the current published administrative policies of the Canada Revenue Agency (the “CRA”) in force as of the date hereof and specific proposals (the “Tax Proposals”) to amend the Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof.  This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice, or representations to any particular Unitholder or Exchangeable Shareholder.  Accordingly, a Unitholder or Exchangeable Shareholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is generally applicable to a Unitholder or Exchangeable Shareholder, as the case may be, that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Exchange of Trust Units for New ARC Shares

A holder who exchanges a Trust Unit for a New ARC Share pursuant to the Arrangement will generally be deemed to have:  (i) disposed of the Trust Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit to the holder immediately before the disposition; and (ii) acquired the New ARC Share received on the exchange at a cost equal to the cost amount to the holder of the particular Trust Unit so exchanged.  As a result, such holders will generally not realize a capital gain or a capital loss on the exchange of their Trust Units for New ARC Shares. The cost of New ARC Shares must generally be averaged with the adjusted cost base of all other New ARC Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each New ARC Share held by such holder.

Dissenting Unitholders

Pursuant to the Arrangement, a Unitholder who validly exercises a right of dissent will be deemed to have transferred such holder’s Trust Units to the Trust and will be entitled to receive a cash payment equal to the fair value of such Trust Units.  Such holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received (other than interest awarded by a Court) exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Trust Units immediately before the disposition and any reasonable costs associated with the disposition.  For a description of the tax treatment of capital gains and capital losses, see “Holders of Securities Resident in Canada - Taxation of Capital Gains and Capital Losses” below.  Interest awarded by a Court to a Dissenting Unitholder will be included in the Dissenting Unitholder’s income for the purposes of the Tax Act and such inclusion will generally occur in the Exchangeable Shareholder’s taxation year in which the interest award is made.  In addition, a Dissenting Unitholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including interest income.

Exchangeable Shareholders

Exchangeable Shareholders who do not choose to recognize a capital gain or capital loss on the exchange of Exchangeable Shares under the Arrangement, will be deemed to have disposed of their Exchangeable Shares for proceeds of disposition equal to the adjusted cost base of those shares immediately before the exchange, and to have acquired the New ARC Shares received on the exchange at a cost equal to that adjusted cost base.  The cost of New ARC Shares must generally be averaged with the adjusted cost base of all other New ARC Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each New ARC Share held by such holder.

An Exchangeable Shareholder may choose to recognize a capital gain or capital loss on the exchange of Exchangeable Shares for New ARC Shares by reporting the same in his or her tax return for the taxation year in which the exchange occurs.  Such capital gain (or capital loss) will be the amount by which the fair market value of the New ARC Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Exchangeable Shares exchanged and any reasonable costs associated with the disposition.  The cost of the New ARC Shares received by such Exchangeable Shareholder will be equal to the fair market value thereof and must generally be averaged with the adjusted cost base of all other New ARC Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each of the New ARC Shares held by such holder.  For a description of the tax treatment of capital gains and capital losses, see “Holders of Securities Resident in Canada - Taxation of Capital Gains and Capital Losses” below.

Dissenting Exchangeable Shareholders

An Exchangeable Shareholder who validly exercises a right of dissent and who is entitled to receive payment from ARC Resources equal to the fair value of his or her Exchangeable Shares will, on payment thereof be deemed to have received a dividend equal to the amount by which such payment (other than interest awarded by a Court) exceeds the paid up capital of his or her Exchangeable Shares.  (However, if the shareholder is a corporation such deemed dividend may, in certain circumstances, be recharacterized as proceeds of disposition of the Exchangeable Shares.)  In addition, the dissenting Exchangeable Shareholder will recognize a capital gain (or capital loss) to the extent the proceeds received (less any deemed dividend and any amount that represents interest) exceed (or is exceeded by) any reasonable costs of disposition and the holder’s adjusted cost base of such shares.

Interest awarded by a Court to a dissenting Exchangeable Shareholder will be included in the Dissenting Exchangeable Shareholder’s income for the purposes of the Act and such inclusion will generally occur in the Exchangeable Shareholder’s taxation year in which the interest award is made.  In addition, a Dissenting Exchangeable Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including interest income.

Dividends on New ARC Shares

Holders of New ARC Shares will be required to include in computing their income for a taxation year any taxable dividends received or deemed to be received on such New ARC Shares.

In the case of a holder that is an individual (other than certain trusts), taxable dividends on New ARC Shares will be included in a holder’s income for the purposes of the Tax Act and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Provided that appropriate designations are made by New ARC at or prior to the time the dividend is paid, taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax regime in accordance with the rules of the Tax Act.

In the case of a holder of New ARC Shares that is a corporation, taxable dividends received on the New ARC Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income.

A holder of New ARC Shares that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on the New ARC Shares to the extent that such dividends are deductible in computing the holder’s taxable income.  A holder of New ARC Shares that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Dispositions of New ARC Shares

A disposition or deemed disposition of New ARC Shares (other than in a tax deferred transaction or a disposition to New ARC Shares that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), will generally result in the holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or is exceeded by) the adjusted cost base to the holder of the New ARC Shares immediately before the disposition.  For a description of the tax treatment of capital gains and capital losses, see “Holders of Securities Resident in Canada - Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in the holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.  Holders to whom these rules may be relevant should consult their own tax advisors.

In the case of a holder that is an individual or in the case of certain trusts, taxable capital gains, if any, may increase such person’s liability for minimum tax depending upon their particular circumstances.  Holders to whom the alternative minimum tax rules may be relevant should consult their own tax advisors.

Non-Residents of Canada

This portion of the summary applies to a Unitholder or Exchangeable Shareholder who is a Non-Resident of Canada for the purposes of the Tax Act (a “Non-Resident”), does not use or hold, and is not deemed to use or hold Trust Units, Exchangeable Shares or New ARC Shares received upon the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.  This summary further assumes that neither the holder’s Trust Units, nor Exchangeable Shares nor New ARC Shares are “taxable Canadian Property” for the purposes of the Tax Act.

A Trust Unit of a mutual fund trust will generally not be considered to be taxable Canadian property to a Non-Resident holder at a particular time unless, at any time during the 60-month period immediately preceding the disposition of the Trust Units:  (i) the Non-Resident holder, persons not dealing at arm’s length with such Non-

Resident holder or the Non-Resident holder together with all such persons, owned 25% or more of the issued Trust Units; and (ii) more than 50% of the fair market value of the Trust Units was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as may be defined in the Tax Act).  Based on representations of ARC Resources, in its capacity as administrator of the Trust as to certain factual matters, the Trust is currently a mutual fund trust for purposes of the Tax Act and is expected to continue to be a mutual fund trust at the time that the Trust Units are exchanged pursuant to the Arrangement.

Provided the Exchangeable Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX) at the time of disposition, the Exchangeable Shares will generally not constitute taxable Canadian property to a Non-Resident holder at such time unless:  (i) the Non-Resident acquired the Exchangeable Share in exchange for property which was taxable Canadian Property; or (ii) the Non-Resident Holder at any time during the 60-month period immediately preceding the disposition of the Exchangeable Shares or persons not dealing at arm’s length with such Non-Resident holder or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of ARC Resources; and  more than 50% of the fair market value of the Exchangeable Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as may be defined in the Tax Act).

Provided the New ARC Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX) at the time of disposition, the New ARC Shares will generally not constitute taxable Canadian property to a Non-Resident holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the New ARC Shares:  (i) the Non-Resident acquired the Share in exchange for a Trust Unit or an Exchangeable Share which was taxable Canadian Property of the Non-Resident Holder; or (ii) persons not dealing at arm’s length with such Non-Resident holder or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of ARC Energy; and more than 50% of the fair market value of the New ARC Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as may be defined in the Tax Act).

Non-Resident holders to whom Trust Units, Exchangeable Shares or New ARC Shares may constitute taxable Canadian property should consult their own tax advisors having regard to their particular circumstances.

Holders who are subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Exchange of Trust Units for New ARC Shares

A Non-Resident Unitholder who exchanges a Trust Unit for a New ARC Shares under the Arrangement will generally be deemed to have:  (i) disposed of the Trust Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit to the holder immediately before the disposition; and (ii) acquired the New ARC Share received on the exchange at a cost equal to the cost amount to the holder of the particular Trust Unit so exchanged.  As a result, such holder will generally not realize a capital gain or a capital loss on the exchange of their Trust Units for New ARC Shares.

Where the Trust Units held by a Non-Resident are taxable Canadian property to the Non-Resident, the New ARC Shares received pursuant to the Arrangement will generally be deemed to be taxable Canadian property to the Non-Resident.  This deeming rule will generally cease to apply 60 months following the disposition of the Units pursuant to the Arrangement.

Dissenting Non-Resident Unitholders

Pursuant to the Arrangement, a Non-Resident Unitholder who validly exercises a right of dissent will be deemed to have transferred such holder’s Trust Units to the Trust and will be entitled to receive a cash payment equal to the fair value of the holder’s Trust Units.  Such Unitholder will be considered to have disposed of such Trust Units for proceeds of disposition equal to the amount of the payment (other than interest awarded by a Court) received by the Unitholder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (less any amount that represents interest) exceeds (or is exceeded by) the adjusted cost base of such Trust Units to the Unitholder.

A Non-Resident Unitholder who dissents will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Trust Units unless such Trust Units are or are deemed to be “taxable Canadian property” to such Unitholder and the Unitholder is not entitled to relief under an applicable tax treaty between Canada and the Unitholder’s country of residence.  An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Unitholder will generally not be subject to Canadian withholding tax.

Non-Resident Exchangeable Shareholders

A Non-Resident Exchangeable Shareholder who exchanges an Exchangeable Share for a New ARC Share under the Arrangement will generally be not be subject to tax under the Tax Act provided the Exchangeable share is not taxable Canadian property to such holder.

Where the Exchangeable Shares held by a Non-Resident are taxable Canadian property to the Non-Resident, the New ARC Shares received pursuant to the Arrangement will generally be deemed to be taxable Canadian property to the Non-Resident.  This deeming rule will generally cease to apply 60 months following the disposition of the Exchangeable Shares pursuant to the Arrangement.

Non-Resident Dissenting Exchangeable Shareholders

A Non-Resident Exchangeable Shareholder who validly exercises a right of dissent and who is entitled to receive payment from ARC Resources equal to the fair value of his or her Exchangeable Shares will, on payment thereof be deemed to have received a dividend equal to the amount by which such payment (other than interest awarded by a Court) exceeds the paid up capital of his or her Exchangeable Shares. In addition, the dissenting Exchangeable Shareholder will recognize a capital gain (or capital loss) to the extent the proceeds received (less any deemed dividend and any amount that represents interest) exceed (or is exceeded by) any reasonable costs of disposition and the holder’s adjusted cost base of such shares.

A Non-Resident Exchangeable Shareholder who dissents will generally be subject to withholding tax at the rate of 25% (subject to reduction by the terms of an applicable double taxation treaty)  on the portion of the proceeds which are deemed to be a dividend but will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Exchangeable Shares unless such Exchangeable Shares are or are deemed to be “taxable Canadian property” to such Exchangeable Shareholder and the Exchangeable Shareholder is not entitled to relief under an applicable tax treaty between Canada and the holder’s country of residence.  An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Exchangeable Shareholder will generally not be subject to Canadian withholding tax.

Dividends on New ARC Shares

Dividends paid or deemed to be paid to a Non-Resident holder on New ARC Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident holder’s jurisdiction of residence.  Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, 1980 and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% and may be reduced to 0% for certain tax exempt entities.

Dispositions of New ARC Shares

A Non-Resident holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of New ARC Shares unless the New ARC Shares are, or are deemed to be, “taxable Canadian property” to the Non-Resident holder at the time of disposition and the Non-Resident holder is not entitled to relief under an applicable tax treaty between Canada and the country in which the Non-Resident holder is resident.

Eligibility for Investment

Subject to the provisions of a particular plan, provided the New ARC Shares are listed on a designated stock exchange (which includes the TSX) at the time of acquisition, or New ARC Shares continues to qualify as a “public corporation” for the purposes of the Tax Act, New ARC Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts.

However, the holder of a tax-free savings account that governs a trust which holds New ARC Shares will be subject to a penalty tax if the holder does not deal at arm’s length with New ARC Shares for the purposes of the Tax Act or the Holder has a significant interest (within the meaning of the Tax Act) in New ARC Shares or a corporation, partnership or trust with which New ARC Shares does not deal at arm’s length for the purposes of the Tax Act.  Persons who intend to hold New ARC Shares in their tax-free savings accounts should consult their own tax advisors regarding their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences to United States Holders (as defined below) of the Arrangement and the ownership and disposition of New ARC Shares received pursuant to the Arrangement.  This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, the Income Tax Convention between the United States and Canada (the “Tax Convention”) and interpretations of the foregoing, all as of the date hereof.  All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below.  No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders that hold Trust Units or Exchangeable Shares (and, following the completion of the Arrangement, holders that will hold New ARC Shares) as capital assets within the meaning of Section 1221 of the Code.  Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as:  (i) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies; (ii) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (iii) traders in securities that elect to use a mark-to-market method of accounting; (iv) dealers in securities or currencies; (v) persons that own Trust Units or Exchangeable Shares (or, following the completion of the Arrangement, persons that will own New ARC Shares) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment; (vi) persons that acquired their Trust Units or Exchangeable Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) persons that own directly, indirectly or constructively 5% or more, by voting power or value, of the outstanding equity interests of the Trust (or, following the completion of the Arrangement, persons that will own directly, indirectly or constructively 5% or more, by voting power or value, of the outstanding equity interests of New ARC); (viii) persons whose “functional currency” is not the United States dollar; (ix) United States expatriates; and (x) persons that are not United States Holders.  In addition, this discussion does not address any United States federal alternative minimum tax, United States federal estate, gift or other non-income tax; or any state, local or non-United States tax consequences of the Arrangement and the ownership and disposition of New ARC Shares received pursuant to the Arrangement.

As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit or Exchangeable Shares (or, following the completion of the Arrangement, a beneficial owner of New ARC Shares) that is:  (i) a citizen or individual resident of the United States as determined for United States federal income tax purposes; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation without regard to the source; or (iv) a trust if a United States court has primary supervision over its administration and one or more United

States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Trust Units or Exchangeable Shares (or, following the completion of the Arrangement, a beneficial owner of New ARC Shares), the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Trust Units, Exchangeable Shares or New ARC Shares is urged to consult its own tax advisor.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Arrangement

In General

Subject to the PFIC rules discussed below, a United States Holder generally should not recognize a gain or loss upon the exchange of its Trust Units or Exchangeable Shares for New ARC Shares pursuant to the Arrangement.  This conclusion is based in part on treating the various transactions that constitute the Arrangement as an integrated transaction for United States federal income tax purposes.  If the Arrangement does not result in the recognition of a gain or loss, a United States Holder’s tax basis in New ARC Shares received pursuant to the Arrangement generally will equal the United States Holder’s adjusted tax basis in its Trust Units or Exchangeable Shares exchanged therefor, and the United States Holder’s holding period with respect to such New ARC Shares generally will include the United States Holder’s holding period with respect to the Trust Units or Exchangeable Shares exchanged therefor pursuant to the Arrangement.

Consequences to a Dissenting U.S. Unitholder

A United States Holder that validly exercises the rights of dissent provided to it under the Interim Order and whose dissent rights remain valid immediately before 11:58 MST on December 31, 2010 generally will recognize gain or loss in an amount equal to the difference, if any, between:  (a) the amount of U.S. dollars or the fair market value of Canadian currency plus the fair market value of any property received; and (b) such United States Holder’s tax basis in the Trust Units or Exchangeable Shares surrendered.  Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such Trust Units or Exchangeable Shares were held for more than one year. Preferential tax rates apply to long-term capital gains of a United States Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains of a United States Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

PFIC Rules

The foregoing discussion assumes that the Trust was not a PFIC for any taxable year during which a United States Holder held Trust Units or Exchangeable Shares, including the current year.  If the Trust were classified as a PFIC, the United States federal income tax consequences of the Arrangement to a United States Holder could be materially different from those described above.  A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of its gross income is “passive” income or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The Trust believes that it has never been a PFIC and does not expect New ARC to be a PFIC in 2011.

Each United States Holder should consult its own tax advisor regarding the United States federal tax considerations that would be applicable to it if the Trust were classified as a PFIC for any taxable year during which the United States Holder held Trust Units or Exchangeable Shares.

Ownership and Disposition of New ARC Shares

Dividends

Subject to the discussion below under “PFIC Status of New ARC”, the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to New ARC Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of New ARC as determined under United States federal income tax principles.  Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation.  A distribution in excess of New ARC’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its New ARC Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of New ARC Shares).  To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as a long-term capital gain if such United States Holder’s holding period in its New ARC Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

If New ARC is eligible for benefits under the Tax Convention (as is expected), under current laws dividends received by non-corporate United States Holders, including individuals, will be “qualified dividend income” to such United States Holders so that, if certain holding period and other requirements (including a requirement that New ARC is not a PFIC in the year of the dividend or the preceding year) are met, such dividends would be eligible for reduced rates of taxation. The reduced rates of taxation on qualified dividend income are scheduled to expire at the end of 2010. New ARC is unable to predict whether such rates will be reenacted in the future.

Sale, Exchange or Other Taxable Disposition of New ARC Shares

Subject to the discussion below under “PFIC Status of New ARC”, for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange or other taxable disposition of any of its New ARC Shares in an amount equal to the difference between:  (i) the United States dollar value of the amount realized for New ARC Shares; and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in New ARC Shares.  Such gain or loss will be a capital gain or loss and will be long-term capital gain if the United States Holder’s holding period in the New ARC Shares sold exceeds one year. Long-term capital gains of non-corporate taxpayers, including individuals, are eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

PFIC Status of New ARC

As discussed above under “Arrangement — PFIC Rules”, the Trust believes, based on its current operations, that New ARC will not be a PFIC.  However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.  If New ARC were classified as a PFIC for any year during which a United States Holder owns New ARC Shares received in exchange for such United States Holder’s Trust Units or Exchangeable Shares (regardless of whether New ARC continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime.  In addition, any dividends would not be qualified dividends, and would not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.

Certain elections may be available to a United States Holder if New ARC were classified as a PFIC. New ARC will provide United States Holders with information concerning the potential availability of such elections if New ARC determines that it is or will become a PFIC.

Other Considerations

Foreign Tax Credit

Any tax withheld by Canadian taxing authorities with respect to distributions on, or proceeds from disposition of, New ARC Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends distributed with respect to New ARC Shares will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder, and gain recognized on the sale of New ARC Shares will generally be treated as United States source for such purposes.  Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

The Receipt of Canadian Currency

Taxable dividends with respect to New ARC Shares that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time.  If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.

In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of New ARC Shares, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition.  An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss (in addition to any gain or loss realized on the disposition of its New ARC Shares) for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment (i.e., the settlement date).  If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have an initial tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any United States Holder that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss.  Any foreign currency gain or loss realized will be treated as ordinary income or loss and generally will be United States source income or loss for foreign tax credit purposes.  If Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Under some circumstances, a United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on New ARC Shares or from the disposition of New ARC Shares.  Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact.  Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS.  Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.

Recently Enacted Legislation

Newly enacted legislation requires certain United States Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain United States Holders who are individuals that hold certain foreign financial assets (which may include the New ARC Shares) to report information relating to such assets, subject to certain exceptions.

United States Holders are urged to consult their own tax advisors regarding the possible implications of the recently enacted legislation described above.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations.  Unitholders and Exchangeable Shareholders who are resident in jurisdictions other than Canada and the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to tax implications in such jurisdictions of owning New ARC Shares after the Arrangement.  Unitholders and Exchangeable Shareholders should also consult their own tax advisors regarding Canadian federal, United States federal, provincial, state, local or territorial tax considerations of the Arrangement or of holding New ARC Shares.

INFORMATION CONCERNING THE ARC ENTITIES

The Trust

General

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trustee has been appointed as trustee under the Trust Indenture.  The Unitholders are the beneficiaries of the Trust.  ARC’s Unitholders receive a monthly cash distribution from its producing oil and gas assets owned by ARC Resources.

Corporate Structure

The following are the name, the percentage of voting securities and the jurisdiction governing the Trust’s only material subsidiary, either direct or indirect, as at the date hereof:

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
ARC Resources	100%	Corporation	Alberta

Business of the Trust

The principal undertaking of the Trust is to receive the Royalty payable by ARC Resources to the Trust pursuant to the Royalty Agreement which equals 99% of royalty income and other income on petroleum and natural gas properties and related assets and to acquire and hold securities of subsidiaries, trusts and partnerships.  The Trust’s subsidiaries, trusts and partnerships are entitled to carry on a wide scope of energy related activities including the business of acquiring, developing, exploiting and disposing of all types of energy business related assets, which includes petroleum and natural gas related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets.  To date the Trust’s business has been focused on the acquisition and development of oil and natural gas reserves in western Canada.

See “ARC Energy Trust” and “Our Business” in the ARC AIF which is incorporated by reference herein.

ARC Resources

ARC Resources is a corporation amalgamated and subsisting pursuant to the laws of the province of Alberta.  ARC Resources is actively engaged in the business of oil and natural gas exploration, development, acquisition and production in western Canada.  ARC Resources is the administrator, and carries on the business, of the Trust.  The Trust is the sole holder of Common Shares of ARC Resources.  The Exchangeable Shares are owned by the public.

ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy

Each of ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy are corporations incorporated under the laws of the Province of Alberta (with the exception of Smiley Gas Conservation which is incorporated under the laws of the Province of Saskatchewan, but which will be continued under the ABCA prior to December 31, 2010) and are direct or indirect wholly-owned subsidiaries of the Trust. ARC ExchangeCo has not carried on any business other than facilitating the exchange of Exchangeable Shares for Trust Units in accordance with the terms of such shares and entering into the Arrangement Agreement.  ARC SubCo carries on the business of holding an interest in the ARC Partnership.  ARC Petroleum carries on the business of acting as a bare trustee for ARC Resources in respect of certain lands located in the Province of British Columbia.  Smiley Gas Conservation carries on the business of owning certain gas processing facilities located in the Province of Saskatchewan.  ARC Energy has not carried on any business or conducted operations other than entering into the Arrangement Agreement.

The head and principal office of the above ARC Entities is located at 1200, 308 — 4th Avenue SW, Calgary, Alberta  T2P 0H7 and its registered office is located at 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9.

ARC Partnership

ARC Partnership is a general partnership formed under the laws of the Province of Alberta, all of whose partnership interests are held by ARC Resources and ARC SubCo.

Recent Developments

On August 17, 2010, ARC Resources acquired all of the existing and outstanding common shares of Storm pursuant to the Storm Arrangement.  The transaction was valued at approximately $652.1 million (including the assumption of debt) based on the August 17, 2010 closing price of $19.53 per Trust Unit.  In accordance with the Storm Arrangement, Storm shareholders received, for each Storm share held, consideration consisting of: (A) at their election, either: (i) 0.5700 of a Trust Unit or (ii) 0.201733 of a series B exchangeable share of ARC Resources; (B) 0.3333 of a common share of Storm Resources Ltd. (“Storm Resources”); (C) approximately 0.1333 of a common share purchase warrant of Storm Resources, each whole warrant entitling the holder to purchase one common share of Storm Resources for an exercise price of $3.28 per share until 5:00 p.m. (Calgary time) on September 8, 2010; and (D) $1.00 in cash.  Non-resident and tax exempt Storm shareholders were not able to elect to receive series B exchangeable shares as described above.

Pursuant to the Arrangement, ARC issued 23,003,155 ARC Trust Units and ARC Resources issued 1,924,997 series B exchangeable shares (which shares, as August 17, 2010, were exchangeable for 5,439,098 Trust Units) and assumed approximately $96.7 million of total debt after receipt of option proceeds and net of working capital.

As a result of the Storm Arrangement the common voting shares of Storm were delisted from the TSX on August 23, 2010.

Potential Acquisitions and Financings

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than the Arrangement, the Trust has not reached agreement on the price or terms of any potential material acquisitions.  The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust prior to December 31, 2010.  The Trust may complete financings of Trust Units or debt (which may be convertible into Trust Units) for purposes that may include financing of acquisitions, the Trust’s operations and capital expenditures and repayment of indebtedness prior to December 31, 2010.

Significant Acquisitions

There are no acquisitions that the Trust has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations.

In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of the Trust and its Subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Secretary of ARC Resources at 1200, 308 - 4th Avenue SW, Calgary, Alberta  T2P 0H7, toll free number 1 (888) 272-4900.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  Financial information respecting the Trust is provided in the Trust’s financial statements and management’s discussion and analysis, which are incorporated herein by reference.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)                                  the ARC AIF;

(b)                                 the audited consolidated financial statements and notes thereto of the Trust as at and for the fiscal years ended December 31, 2009 and 2008, respectively, together with the report of the auditors thereon;

(c)                                  management’s discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2009;

(d)                                 the unaudited interim consolidated financial statements of the Trust and notes thereto for the three and nine months ended September 30, 2010;

(e)                                  management’s discussion and analysis of the financial condition and results of operations of the Trust for the three and nine months ended September 30, 2010;

(f)                                    the ARC AGM Circular;

(g)                                 the material change reports of the Trust dated June 18, 2010 and August 17, 2010 relating to the Storm Arrangement; and

(h)                                 the material change report of the Trust dated November 10, 2010 in respect of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus, filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to December 31, 2010 shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Trust Units

The Trust Units are listed and posted for trading on the TSX under the trading symbol “AET.UN”.  The following table sets forth the price range for and trading volume of the Trust Units as reported by the TSX for the periods indicated.

	Price Range
	High ($)	Low ($)	Volume (#)
2010
January	21.99	19.71	16,630,046
February	22.36	20.04	15,326,484
March	22.20	20.50	21,902,399
April	22.30	20.79	12,124,151
May	21.88	19.59	14,589,151
June	22.21	19.55	23,698,234
July	21.10	19.40	15,525,781
August	20.39	18.77	20,502,186
September	20.84	19.81	19,969,921
October	21.96	20.42	17,623,284
November (1 – 11)	23.92	21.55	11,997,922

On November 11, 2010, the last trading day prior to the date of this Information Circular, the closing price of the Trust Units was $23.38.

Price Range and Trading Volume of Exchangeable Shares

Series A Exchangeable Shares

The series A exchangeable shares of ARC Resources are listed and posted for trading on the TSX under the trading symbol “ARX.A”.  Prior to October 18, 2010 such shares traded on the TSX under the symbol “ARX”.  The following table sets forth the price range for and trading volume of the series A exchangeable shares of ARC Resources as reported by the TSX for the periods indicated.

	Price Range
	High ($)	Low ($)	Volume (#)
2010
January	58.98	53.89	1,328
February	60.00	55.30	550
March	59.01	57.15	1,540
April	65.98	57.45	729
May	59.00	55.58	1,650
June	70.00	55.01	530
July	59.20	55.00	1,700
August	56.39	54.25	507
September	57.85	57.50	200
October	59.76	59.76	140
November (1 – 11)	67.25	64.00	743

On November 11, 2010, the last trading day prior to the date of this Information Circular, the closing price of the series A exchangeable shares of ARC Resources was $67.00.

Prior Sales

The Trust has not sold or issued any Trust Units or securities convertible into Trust Units during the period from November 1, 2009 to November 12, 2010 other than as follows:

(a)                                  an aggregate of 13,000,000 Trust Units at a price of $19.40 per Trust Unit pursuant to a public offering of Trust Units, which closed on January 5, 2010;

(b)                                 an aggregate of 23,003,155 Trust Units and 1,924,997 series B exchangeable shares of ARC Resources were issued on August 17, 2010 pursuant to the Storm Arrangement; and

(c)                                  the issue during such period of an aggregate 3,505,499 Trust Units at an average deemed price of $19.51796 per Trust Unit pursuant to the DRIP Plan.

Legal Proceedings and Regulatory Actions

The Trust is not a party to any legal proceeding since the beginning of its most recently completed financial year, nor is the Trust aware of any contemplated legal proceeding involving the Trust, its Subsidiaries or any of its property which involves a claim for damages exclusive of interest and costs that may exceed 10% of the current assets of the Trust.

To the knowledge of ARC Resources, there were no (i) penalties or sanctions imposed against the Trust or its Subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Trust’s last three financial years, (ii) penalties or sanctions imposed by a court or regulatory body against the Trust or its Subsidiaries that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Trust or its Subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last three financial years.

Auditors, Transfer Agent and Registrar

The auditors of the Trust are Deloitte & Touche LLP, Independent Registered Chartered Accountants, 3000, 700 — 2nd Street SW, Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units and the Exchangeable Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information concerning the Trust is provided in its financial statements for the year ended December 31, 2009 and the three and nine months ended September 30, 2010, respectively, and the accompanying management’s discussion and analysis, all of which are incorporated herein by reference and can be accessed on SEDAR.

INFORMATION CONCERNING NEW ARC

New ARC will be the resulting go-forward publicly traded exploration and development company to be formed under the ABCA pursuant to the Arrangement upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy.  New ARC, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  Pursuant to the Arrangement, substantially all of the assets and liabilities which are held by the Trust and its subsidiaries will be transferred to, or assumed by, as the case may be, the ARC Partnership.

The head and principal office of New ARC will be located at 1200, 308 – 4th Avenue SW, Calgary, Alberta  T2P 0H7 and its registered office will be located at 1400, 350 – 7th Avenue SW, Calgary, Alberta  T2P 3N9.

New ARC will become a reporting issuer in all provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to “Appendix D - Information Concerning New ARC” for a more detailed description of New ARC and its operations.

RISK FACTORS

Certain risk factors relating to the activities of the Trust are contained in the ARC AIF which is incorporated herein by reference.  ARC Securityholders should carefully consider those risk factors as well as the additional risk factors set forth below and consider all other information contained herein and in the Trust’s other public filings before making an investment decision.  In addition, for risk factors specific to New ARC, see “Appendix D - Information Concerning New ARC — Risk Factors”.

Moreover, the following is a list of certain key risk factors relating to the Arrangement, the activities of New ARC and ownership of New ARC Shares following December 31, 2010 which prospective investors should carefully consider before making an investment decision relating to New ARC Shares.

Risk Factors Relating to the Arrangement

Conditions Precedent and Required Regulatory and Third Party Approvals

The completion of the Arrangement in the form contemplated by the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Trust, including, without limitation, receipt of Securityholder approval and regulatory approvals (including approval of the TSX for the substitutional listing of the New ARC Shares) and approval from the Court.  There can be no certainty, nor can the Trust provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Failure to obtain the Final Order on terms acceptable to the Board of Directors would likely result in the decision being made not to proceed with the Arrangement.  If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Board of Directors or at all, the Plan of Arrangement may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval and, accordingly, the benefits available to Securityholders resulting from the Arrangement may be reduced.  Alternatively, if the Plan of Arrangement cannot be amended so as to mitigate the negative consequences of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all.  If the Arrangement is not completed, the market price of the Units and Exchangeable Shares may be adversely affected.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The Trust is proposing to complete the Arrangement to pursue its strategic plan and its strategy of risk managed value creation for ARC Securityholders.  Achieving the anticipated benefits of the proposed Arrangement depends in part on a successful transition of functions and operations, procedures, as well as New ARC’s ability to realize on the anticipated growth opportunities resulting from the proposed Arrangement.

Risk Factors Relating to the Activities of New ARC and the Ownership of New ARC Shares

The following is a list of certain risk factors relating to the activities of New ARC and its affiliates and the ownership of New ARC Shares following December 31, 2010:

•                  the financial condition, operating results and future growth of New ARC will be substantially dependent on the prevailing and expected prices of oil and natural gas.  Any substantial and extended decline in oil and natural gas prices will have an adverse effect on the revenues, profitability and cash from operating activities of New ARC;

•                  New ARC’s operations will be subject to extensive government regulation governing development, transportation, production, exports, labour standards, carbon and other emissions, occupational health, protection and reclamation of the environment, including safety, hazardous materials, toxic substances and related matters; the costs of compliance with additional regulation could have a material adverse effect on New ARC;

•                  the uncertainty of future dividend payments by New ARC and the level thereof as New ARC’s dividend strategy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, New ARC’s operating and capital obligations, net income, cash from operating activities, net debt levels, oil and natural gas prices, access to capital markets and timing and level of income tax payments, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends;

•                  the level of New ARC’s indebtedness from time to time could impair New ARC’s ability to obtain additional financing on a timely basis;

•                  New ARC may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New ARC which may be dilutive; and

•                  the inability of New ARC to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Securityholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units, Exchangeable Shares and New ARC Shares.

INDUSTRY CONDITIONS

Industry regulations related to the business of the Trust will generally apply to New ARC after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of New ARC will be subject to various industry regulations as set forth under the heading “Industry Regulations” in the ARC AIF which is incorporated by reference in this Information Circular.  Investors should carefully consider the information contained herein and in the materials incorporated by reference.

OTHER MATTER TO BE CONSIDERED AT THE MEETING

The Human Resources and Compensation Committee of the Board of Directors of ARC Resources (the “Compensation Committee”) was constituted to assist the Board of Directors in meeting their responsibilities by reviewing and, as appropriate, approving overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design.

In anticipation of the conversion of ARC from a trust to a corporation in 2011, the Compensation Committee determined that it was appropriate to review and re-design, as appropriate, the longer term aspects of ARC’s executive compensation program (the “Long Term Compensation Project”).  To assist the Compensation Committee, Mercer (Canada) Limited (“Mercer”) was retained in April 2010 to provide compensation consulting/advisory services and provide recommendations to the Compensation Committee.

The Compensation Committee’s objectives for the Long Term Compensation Project included the following:

•                                          to provide incentives which encourage the long-term sustained growth of New ARC

•                                          to provide significant compensation for significant outperformance by New ARC of its peers

•                                          to provide incentives which encourage the retention of highly skilled and talented employees

•                                          to encourage and facilitate equity ownership in New ARC

•                                          to align executive compensation with corporate performance and, therefore, shareholder’s interests

Between April 2010 and September 2010, the Compensation Committee met with management, Mercer and its legal advisors on a number of occasions to discuss the Long Term Compensation Project.  During this same period, management and the Chairman of the Compensation Committee also had numerous meetings, telephone conversations and correspondence with Mercer as well as with legal counsel.

At a meeting of the Compensation Committee held on September 15, 2010, Mercer presented to the Compensation Committee, management and legal counsel their proposal that New ARC adopt a mid term incentive/long term incentive structure for its executives which included introducing a stock option plan which would provide for the granting of options to purchase common shares issued from treasury having a seven year term.  The strike price of options would be decreased to reflect dividends paid as the payment of dividends will be a critical component of New ARC’s strategy of distributing a portion of its cash flow to shareholders.  Optionees would have the ability to elect to exercise either at the original strike price or the reduced strike price.

Mercer also proposed that New ARC maintain, with a few amendments, its existing cash based medium term incentive plan.  Following this meeting, the Chairman of the Compensation Committee, management, Mercer and legal counsel further refined the terms of and prepared a draft of the potential stock option plan.

At meetings held on October 22, 2010 and on October 28, 2010, the Compensation Committee met with management, Mercer and also with legal and tax counsel to receive:  (i) a final presentation by Mercer in respect of the Long Term Compensation Project; and (ii) tax advice in respect of the potential stock option plan.  At such meetings, legal counsel reviewed with the Compensation Committee the text of the proposed share option plan.  Subsequent to these meetings, the Compensation Committee continued to review the terms and conditions of the proposed stock option plan.

At a meeting of the Board of Directors held November 1, 2010, the Board of Directors received a presentation from the Compensation Committee in respect of the proposed stock option plan as well as in respect of the proposed amendments to the MTIP Plan.  Following such presentation, there was further discussion which resulted in the Board of Directors approving, subject to the approval of Securityholders, the New ARC Share Option Plan in substantially the form attached to this Information Circular as Appendix E.  The Board of Directors also approved the amendments to the terms of the MTIP Plan.

The determinations and recommendations of the Compensation Committee and Board of Directors are the responsibility of the Compensation Committee and Board of Directors and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Approval of New ARC Share Option Plan

At the Meeting, Trust Securityholders will be asked to consider and, if deemed advisable, approve the adoption by New ARC of the New ARC Share Option Plan.

On November 1, 2010 the Board of Directors of ARC Resources approved, subject to the approval of Securityholders, the New ARC Share Option Plan in substantially the form attached to the Information Circular as Appendix E.

The New ARC Share Option Plan is intended: (i) to retain and attract officers, employees of, and consultants to, New ARC and its subsidiaries and other persons providing services on an ongoing basis thereto; (ii) to promote a proprietary interest in New ARC by such individuals and to encourage such individuals to remain with New ARC and put forth maximum efforts for the success of the business of New ARC; and (iii) to focus management of New ARC on total long term shareholder return of New ARC.

The New ARC Share Option Plan permits the granting of New ARC Options to officers, employees, consultants and other service providers (“Optionees”) of New ARC and its subsidiaries.  In no event shall New ARC Options be granted to directors of New ARC who are not officers or employees of New ARC or its subsidiaries.

The maximum number of New ARC Shares issuable on exercise of New ARC Options shall be limited, in the aggregate, to 14,225,000 New ARC Shares (which will represent approximately 5% of the New ARC Shares which are issued and outstanding after the completion of the Arrangement).  New ARC Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the New ARC Shares that were reserved for issuance thereunder being available for a subsequent grant of New ARC Options pursuant to the New ARC Share Option Plan.

In addition, the number of New ARC Shares issuable pursuant to New ARC Options granted under the New ARC Share Option Plan or any other security based compensation arrangements of New ARC:  (i) to insiders at any time may not exceed 10% of the outstanding New ARC Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding New ARC Shares.  New ARC Options granted under the New ARC Share Option Plan are not assignable except in the event of death.

New ARC Options have a term not exceeding seven (7) years and, subject to the terms of the New ARC Share Option Plan, shall vest in such manner as determined by the Committee (where “Committee” is defined as the Compensation Committee or such other committee of the board of directors of New ARC as is appointed from time to time by the Board to administer the New ARC Share Option Plan or any matters related to such plan or, if no such committee is appointed, the board of directors of New ARC).  In the absence of any determination to the contrary, New ARC Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If a New ARC Option is set to expire in seven (7) business days following the end of a “Black Out Period” (as such term is defined in the New ARC Share Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the New ARC Option shall be extended for seven (7) business days following the Black Out Period.

The grant price (“Grant Price”) of any New ARC Options granted will be determined by the Committee at the time of grant, provided that if the New ARC Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the New ARC Shares on the TSX (or other stock exchange on which the New ARC Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant.  The exercise price (“Exercise Price”) of any New ARC Options granted under the New ARC Share Option Plan shall be, at the election of the Optionee holding such New ARC Options, either:  (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including New ARC Shares) on a per New ARC Share basis, by New ARC after the date of grant and prior to the date that such New ARC Option is exercised.

The New ARC Share Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable New ARC Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its New ARC Options in exchange for the issuance by New ARC of that number of New ARC Shares equal to the number determined by dividing the Market Price (as defined in the New

ARC Share Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such New ARC Option.

If an Optionee ceases to be an officer, employee of, or consultant or other service provider to, New ARC or a subsidiary of New ARC, the New ARC Share Option Plan provides as follows:

(a)                                  in the case of termination for cause, the New ARC Options held by the Optionee are immediately terminated;

(b)                                 in the case of termination not for cause, the New ARC Options held by the Optionee continue to vest for thirty (30) days and, unless determined otherwise by the board of directors of New ARC in its sole discretion, any unvested New ARC Options at such time are terminated and, unless determined otherwise by the board of directors of New ARC in its sole discretion, any vested New ARC Options at such time can be exercised until the date that is ninety (90) days from the date of termination and are thereafter terminated;

(c)                                  in the case of voluntary resignation, the New ARC Options held by the Optionee continue to vest until the earlier of the last day of any applicable notice period and the date on which the Optionee ceases to be a service provider and at the end of such period any unexercised New ARC Options are terminated;

(d)                                 in the case of death, all New ARC Options held by the Optionee at the date of death immediately vest, can be exercised for twelve (12) months and at the end of such period any unexercised New ARC Options are terminated;

(e)                                  in the case of retirement, the New ARC Options held by the Optionee continue to vest for thirty-six (36) months and at the end of such period any unexercised New ARC Options are terminated; and

(f)                                    in the case of disability, there is no change to the New ARC Options held by the Optionee.

In the event of a “Change of Control” (as such term is defined in the New ARC Share Option Plan) the New ARC Share Option Plan provides as follows:

(a)                                  the vesting of all unvested New ARC Share Options which are outstanding will be accelerated in order that such New ARC Share Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the board of directors of New ARC determines in its sole discretion that it is not in the best interests of New ARC to do so;

(b)                                 the board of directors of New ARC may determine that any or all vested New ARC Share Options (including those whose vesting has been accelerated pursuant to paragraph (a) above unless exercised prior to or at the time of the Change of Control) will be purchased by New ARC for an amount per New ARC Share Option equal to the “Change of Control Price” (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per New ARC Share Option for such New ARC Share Options shall be $0.01), as of the date such Change of Control is determined to have occurred or such other date as the board of directors of New ARC may determine.  For purposes of this paragraph, “Change of Control Price” means the fair market value of the consideration payable in the Change of Control transaction as determined by the board of directors of New ARC, where such determination of fair market value is subject to the approval, if required, of any stock exchange on which the New ARC Shares are listed for trading.  If the board of directors of New ARC determines that New ARC will purchase vested New ARC Share Options for cash as aforesaid, New ARC shall make the necessary election to allow the Optionee to claim such deductions in computing taxable income of the Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this paragraph.  Upon payment as aforesaid, the New ARC Share Options shall terminate and the Optionee shall cease to have any further rights in respect thereof; and

(c)                                  notwithstanding paragraphs (a) and (b) above, the board of directors of New ARC may accelerate the vesting of any or all unvested New ARC Share Options at any time and on such terms and conditions as the board of directors may, in its sole discretion, determine to be in the best interests of New ARC.

Without the prior approval of the New ARC shareholders, as may be required by the TSX (or other exchange on which the New ARC Shares may be listed, if any), the Committee may not:

(a)                                  make any amendment to the New ARC Share Option Plan to increase the maximum number of New ARC Shares reserved for issuance on exercise of outstanding New ARC Options at any time;

(b)                                 reduce the Exercise Price of any outstanding New ARC Options or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(c)                                  extend the term of any outstanding New ARC Option beyond the original expiry date of such New ARC Option;

(d)                                 increase the maximum limit on the number of securities that may be issued to insiders;

(e)                                  make any amendment to the New ARC Share Option Plan to allow New ARC Options to be granted to directors of New ARC who are not officers or employees of New ARC or its subsidiaries;

(f)                                    make any amendment to the New ARC Share Option Plan to permit an Optionee to transfer or assign New ARC Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(g)                                 amend the restrictions on amendments that are provided in the New ARC Share Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the New ARC Share Option Plan and New ARC Options granted thereunder without shareholder approval; provided that if the amendment to the New ARC Share Option Plan requires approval of any stock exchange on which the New ARC Shares are listed for trading, such amendment may not be made without the approval of such stock exchange.  In addition, no amendment to the New ARC Share Option Plan or New ARC Options granted pursuant to the New ARC Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any New ARC Option previously granted to such Optionee.

At the Meeting, Trust Securityholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the adoption by New ARC of the New ARC Share Option Plan:

“BE IT RESOLVED THAT the Share Option Plan of ARC Resources Ltd., in a form substantially as set forth in Appendix E of the Information Circular and Proxy Statement of ARC Energy Trust and ARC Resources Ltd. dated November 12, 2010, be and the same is hereby authorized and approved.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Trust Securityholders who vote in person or by proxy at the Meeting.  Unless otherwise directed, it is management’s intention to vote the proxies in favour of the foregoing resolution.

The completion of the Arrangement is not conditional upon the approval of the New ARC Share Option Plan.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Trust and ARC Resources to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of ARC and ARC Resources who will be specifically remunerated therefor.  All costs of the solicitation for the Meeting will be borne by ARC and ARC Resources.  ARC and ARC Resources have not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the matters to be considered at the Meeting.  ARC and ARC Resources may however do so, and if it does, the costs in respect of such services would be paid by ARC and ARC Resources.

Appointment and Revocation of Proxies

Accompanying this Information Circular is, as applicable, a form of proxy for holders of Units and a form of voting direction and proxy for holders of Exchangeable Shares.

Holders of Units and Exchangeable Shares (defined in this Information Circular as the Trust Securityholders) are entitled to consider and vote upon the Trust Arrangement Resolution as well as the approval of the New ARC Share Option Plan.

The holder of Common Shares and the Holders of Exchangeable Shares (defined in this Circular as the ARC Resources Securityholders) are entitled to consider and vote upon the ARC Resources Arrangement Resolution.

Unitholders - Proxy

The Persons named in the enclosed form of proxy provided, where applicable, to Unitholders in respect of the matters which are being placed before Trust Securityholders for approval at the Meeting are directors and officers of ARC Resources.  A Unitholder desiring to appoint a Person (who need not be a holder) to represent such Securityholder at the Meeting, other than the Persons designated in the accompanying form of proxy, may do so either by inserting such Person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1.  The form of proxy must be received by Computershare Trust Company of Canada not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.

Exchangeable Shareholders — Voting Direction and Proxy

Each holder of Exchangeable Shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes in respect of the matters which are being placed before Trust Securityholders for approval at the Meeting equal to the number of Exchangeable Shares held by such holder on the Record Date multiplied by the Exchangeable Share Ratio as of the Record Date.  The form of voting direction and proxy provided, where applicable, to Exchangeable Shareholders which accompanies this Information Circular is the means by which holders of Exchangeable Shares may, among other things, authorize the voting of his or her voting rights associated with the Exchangeable Shares at the Meeting in respect of the matters which are being placed before Trust Securityholders for approval at the Meeting.  Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction and proxy.  In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  A holder of Exchangeable Shares may also instruct Computershare Trust Company of Canada to give him or her a proxy entitling him or her or a designee of the holder to vote personally at the Meeting the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.  The procedures for holders of Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the “Voting Direction and Proxy for Holders of Exchangeable Shares” that has been provided to holders of Exchangeable Shares with this Information Circular.  To be effective, the voting direction and proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

The enclosed form of voting direction and proxy provided, where applicable, to Exchangeable Shareholders is also the means by which Exchangeable Shareholders may vote in respect of the ARC Resources Arrangement Resolution for approval at the Meeting.  The persons named in such form of voting direction and proxy are directors and officers of ARC Resources.  An Exchangeable Shareholder desiring to appoint a Person (who need not be a holder) to represent such Exchangeable Shareholder at the Meeting, other than the Persons designated in the accompanying form of voting direction and proxy, may do so either by inserting such Person’s name in the blank space provided in the form of voting direction and proxy or by completing another form of voting direction and proxy and, in either case, sending or delivering the completed voting direction and proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue,

9th Floor, Toronto, Ontario  M5J 2Y1.  The form of voting direction and proxy must be received by Computershare Trust Company of Canada not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.  Failure to so deposit a form of voting direction and proxy shall result in its invalidation.

General

A Unitholder or Exchangeable Shareholder who has given a form of proxy or voting direction and proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or Exchangeable Shareholder or by his attorney duly authorized in writing or, if the Unitholder or Exchangeable Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the second last Business Day immediately preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 10, 2010.  Only Unitholders or Exchangeable Shareholders whose names have been entered in the applicable register of Units or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Exchangeable Shareholder transfers Exchangeable Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Exchangeable Shareholders entitled to vote at the Meeting on the ARC Resources Arrangement Resolution, such transferee shall be entitled to vote such Exchangeable Shares at the Meeting but only in respect of the ARC Resources Arrangement Resolution.  Except as described above, holders of Units or Exchangeable Shares who acquire Unitholders or Exchangeable Shareholders after the Record Date will not be entitled to vote such Unitholders or Exchangeable Shareholders at the Meeting.

Voting by Holders of Exchangeable Shares in Respect of Trust Matters

The Trustee holds two Special Voting Units of the Trust.  The Interim Order provides that the Special Voting Units are, collectively, entitled to a number of votes at the Meeting equal to the number of all Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio of the Exchangeable Shares as of the Record Date.  Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions in respect of the matters which are being placed before Trust Securityholders for approval at the Meeting for a number of votes equal to the number of Exchangeable Shares held by such holder on the Record Date multiplied by the Exchangeable Share Ratio of the Exchangeable Shares as of the Record Date.  A voting direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights in respect of the matters which are being placed before Trust Securityholders at the Meeting.  The Trustee will exercise each vote only as directed by the relevant holder on the voting direction.  In the absence of instructions from a holder as to voting, the Trustee will not exercise those votes.  A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

Signature of Proxy

The applicable form of proxy or voting direction and proxy must be executed by the Unitholder or Exchangeable Shareholder or his or her attorney authorized in writing, or if the Unitholder or Exchangeable Shareholder is a corporation, the form of proxy or voting direction and proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy or voting direction and proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with ARC or ARC Resources).

Voting of Proxies

The persons named in the accompanying form of proxy or voting direction and proxy will vote the Units or Exchangeable Shares in respect of which they are appointed in accordance with the direction of the Unitholder or Exchangeable Shareholder appointing them.  In the absence of such direction, Units will be voted FOR the approval of the Trust Arrangement Resolution and the other matters to be considered by Trust Securityholders at the Meeting and Exchangeable Shares will be voted FOR the approval of the ARC Resources Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed form of proxy or voting direction and proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of ARC knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at November 11, 2010, there were 275,937,264 Trust Units issued and outstanding.

As at November 11, 2010, two Special Voting Units had been issued to the Trustee.  Pursuant to the Interim Order, the Special Voting Units are, collectively, entitled to one vote for each Exchangeable Shares outstanding at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as at the Record Date.  As at November 11, 2010 there were 2,671,970 Exchangeable Shares issued and outstanding exchangeable into 7,626,150 Trust Units.

To the knowledge of the directors and officers of ARC, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the Trust Units and Exchangeable Shares on a fully diluted basis.

Nature of Exchangeable Shares

The Exchangeable Shares provide the holder with a security having economic, ownership and voting rights which are, as nearly as practicable, equivalent to those of Trust Units.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each registered Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a)                                  the Trust Securityholders will vote in respect of the Trust Arrangement Resolution together as a single class of securities at the Meeting.  Each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Trust Arrangement Resolution.  The Special Voting Units held by Computershare Trust Company of Canada for the benefit of holders of Exchangeable Shares will, collectively, be entitled to a number of votes at the Meeting in respect of the Trust Arrangement Resolution equal to the aggregate number of Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date;

(b)                                 the number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class, at the Meeting;

(c)                                  the ARC Resources Securityholders will vote in respect of the ARC Resources Arrangement Resolution together as a single class of securities at the Meeting.  The Trust, as the sole Common Shareholder, is entitled to such number of votes at the Meeting in respect of the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.  Each Exchangeable Share is entitled to such number of votes in respect of the ARC Resources Arrangement Resolution as is equal to the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date;

(d)                                 the number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast by the ARC Resources Securityholders, either in person or by proxy, voting together as a single class, at the Meeting; and

(e)                                  the quorum at the Meeting shall be two persons entitled to vote thereat holding or representing not less than 10 percent (10%) of the outstanding Units entitled to vote at the Meeting.  For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the Meeting shall be regarded as representing outstanding Units equivalent in number to the votes attached to such Special Voting Units pursuant to the Interim Order.  If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such day that is not less than 14 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting.  If at such adjourned meeting a quorum is not present, the ARC Securityholders present in person or by proxy shall be a quorum for all purposes.

Approval of New ARC Share Option Plan

At the Meeting, Trust Securityholders will also be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption by New ARC of the New ARC Share Option Plan.  See “Other Matter to be Considered at the Meeting — Approval of New ARC Share Option Plan”.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited consolidated financial statements for the fiscal year ended December 31, 2009 and unaudited consolidated financial statements for the three and nine months ended September 30, 2010, respectively, and the related management’s discussion and analysis.  Copies of the Trust’s financial statements and related management’s discussion and analysis are available upon request from the Secretary of ARC Resources at 1200, 308 — 4th Avenue SW, Calgary, Alberta  T2P 0H7, toll free number 1 (888) 272-4900.

AUDITORS’ CONSENT

We have read the Information Circular and Proxy Statement dated November 12, 2010 (“Information Circular”) with respect to a proposed plan of arrangement involving ARC Energy Trust (the “Trust”), ARC Resources Ltd. (“ARC Resources”), 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Inc., Smiley Gas Conservation Limited, ARC Energy Ltd. (“ARC Energy”), ARC Resources General Partnership and Securityholders of the Trust and ARC Resources.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the Board of Directors of ARC Resources and Unitholders of the Trust on the consolidated balance sheets of the Trust and subsidiaries as at December 31, 2009 and 2008 and the related consolidated statements of income and deficit, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended.  Our report is dated February 17, 2010.

We also consent to the inclusion in the above-mentioned Information Circular of our report to the Board of Directors of ARC Energy on the balance sheet of ARC Energy as at November 12, 2010.  Our report is dated November 12, 2010.

Calgary, Canada	(signed) “Deloitte & Touche LLP”
November 12, 2010	Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

PART I - TRUST ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SECURITYHOLDERS OF ARC ENERGY TRUST THAT:

1.                                       the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of ARC Energy Trust (the “Trust”) and ARC Resources Ltd. (“ARC Resources”) dated November 12, 2010 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

2.                                       the arrangement agreement (“Arrangement Agreement”) dated November 10, 2010 among the Trust, ARC Resources, 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Ltd., Smiley Gas Conservation Limited, ARC Energy Ltd. and ARC Resources General Partnership, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.                                       the amendments of the Trust Indenture of the Trust as necessary to facilitate the Arrangement be and are hereby authorized and approved;

4.                                       notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of ARC Resources may, without further notice to or approval of the holders of trust units of the Trust, the holders of series A exchangeable shares of ARC Resources or the holders of series B exchangeable shares of ARC Resources, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5.                                       any director or officer of ARC Resources is hereby authorized, for and on behalf of ARC Resources and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

PART II - ARC RESOURCES ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SECURITYHOLDERS OF ARC RESOURCES LTD. THAT:

1.                                       the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of ARC Energy Trust (the “Trust”) and ARC Resources Ltd. (“ARC Resources”) dated November 12, 2010 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

2.                                       the arrangement agreement (“Arrangement Agreement”) dated November 10, 2010 among the Trust, ARC Resources, 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Ltd., Smiley Gas Conservation Limited, ARC Energy Ltd. and ARC Resources General Partnership, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.                                       the amendments of the Trust Indenture of the Trust as necessary to facilitate the Arrangement be and are hereby authorized and approved;

4.                                       notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of ARC Resources may, without further notice to or approval of the holders of trust units of the Trust, the holders of series A exchangeable shares of ARC Resources or the holders of series B exchangeable shares of ARC Resources, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5.                                       any director or officer of ARC Resources is hereby authorized, for and on behalf of ARC Resources and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

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APPENDIX B

INTERIM ORDER

Clerk’s Stamp:

COURT FILE NUMBER	1001-16804

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANTS

ARC ENERGY TRUST, ARC RESOURCES LTD., 1485275 ALBERTA LTD., 1504793 ALBERTA LTD., ARC PETROLEUM INC., SMILEY GAS CONSERVATION LIMITED, ARC ENERGY LTD., ARC RESOURCES GENERAL PARTNERSHIP AND SECURITYHOLDERS OF ARC ENERGY TRUST AND ARC RESOURCES LTD.

RESPONDENTS	None

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Burnet, Duckworth & Palmer LLP
1400, 350 – 7 Avenue SW
Calgary, Alberta T2P 3N9
Lawyer: D.J. McDonald, Q.C.
Phone Number: (403) 260-5724
Fax Number: (403) 260-0332
Email Address: djm@bdplaw.com
File No.  52076-204\DJM

Date on Which Order Was Pronounced:	Wednesday, November 10, 2010

Name of Judge Who Made This Order:	Justice B.E.C. Romaine

UPON the Originating Application of ARC Energy Trust (“ARC” or the “Trust”), ARC Resources Ltd. (“ARC Resources”), 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Inc., Smiley Gas Conservation Limited, ARC Energy Ltd. and ARC Resources General Partnership (collectively the “ARC Entities”);

AND UPON reading the Originating Application and the Affidavit of Terry Gill, Senior Vice-President, Corporate Services of ARC Resources, sworn November 10, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the ARC Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)                                  the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Trust and ARC Resources (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)                                 all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.                                       The proposed course of action is an “Arrangement” within the definition of the ABCA and the Applicants may proceed with the Arrangement, as described in the Affidavit.

2.                                       ARC shall seek approval of the Arrangement by (i) the holders (“Unitholders”) of trust units of the Trust (“Trust Units”) and the holders (“Exchangeable Shareholders”) of series A exchangeable shares and series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources (collectively, the “Trust Securityholders”); and (ii) the Exchangeable Shareholders and the sole holder (the “Common Shareholder”) of the common shares (“Common Shares”, and the Trust Units, the Exchangeable Shares and the Common Shares are collectively referred to herein as the “ARC Securities”) of ARC Resources (collectively, the “ARC Resources Securityholders”, and the Trust Securityholders and the ARC Resources

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Securityholders are collectively referred to herein as the “ARC Securityholders”)  in the matter set forth below.

ARC Securityholders’ Meeting

3.                                       ARC and ARC Resources shall call and conduct a joint meeting (the “Meeting”) of ARC Securityholders on or about December 15, 2010.  At the Meeting, ARC Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.                                       A quorum at the Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Trust Units entitled to vote at the Meeting.  For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the Meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Units pursuant to the Interim Order.  If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such day that is not less than 14 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting.  If at such adjourned meeting a quorum is not present, the ARC Securityholders present in person or by proxy shall be a quorum for all purposes.

5.                                       The Trust Securityholders will vote in respect of the Trust Arrangement Resolution together as a single class of securities at the Meeting.  Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Trust Arrangement Resolution. The Special Voting Units held by Computershare Trust Company of Canada for the benefit of holders of Exchangeable Shares will be entitled to a number of votes at the Meeting in respect of the Trust Arrangement Resolution equal to the aggregate number of Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

6.                                       The ARC Resources Securityholders will vote in respect of the ARC Resources Arrangement Resolution together as a single class of securities at the Meeting.  The Trust, as the sole Common Shareholder, is entitled to such number of votes at the Meeting in respect of the ARC Resources Arrangement Resolution as is equal to the number of Trust Units which are voted at the Meeting in respect of the Trust Arrangement Resolution.  Each Exchangeable Share is entitled to such

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number of votes in respect of the ARC Resources Arrangement Resolution as is equal to the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date;

7.                                       The Board of Directors of ARC Resources has fixed a record date for the Meeting of November 10, 2010 (the “Record Date”).  Only ARC Securityholders whose names have been entered in the applicable register of Trust Units, Exchangeable Shares or Common Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Exchangeable Shareholder transfers Exchangeable Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Exchangeable Shareholders entitled to vote at the Meeting on the ARC Resources Arrangement Resolution, such transferee shall be entitled to vote such Exchangeable Shares at the Meeting but only in respect of the ARC Resources Arrangement Resolution.  Except as described above, holders of Trust Units or Exchangeable Shares who acquire Trust Units or Exchangeable Shares after the Record Date will not be entitled to vote such ARC Securities at the Meeting.

Conduct of Meeting

8.                                       The Chairman of the Meeting shall be any officer or director of ARC Resources.

9.                                       The only persons entitled to attend and speak at the Meeting shall be ARC Securityholders or their authorized representatives, ARC Resources’ directors and officers, ARC’s auditors and the Executive Director.

10.                                 The number of votes required to pass the Trust Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast by Trust Securityholders, either in person or by proxy, voting together as a single class, at the Meeting.

11.                                 The number of votes required to pass the ARC Resources Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast by the ARC Resources Securityholders, either in person or by proxy, voting together as a single class, at the Meeting.

12.                                 To be valid a proxy or voting direction, as the case may be, must be deposited with Computershare Trust Company of Canada in the manner described in the Information Circular.

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13.                                 The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

14.                                 The registered holders of ARC Securities are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

15.                                 In order for a ARC Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)                                  the ARC Securityholder’s written objection to the Arrangement Resolution must be received by ARC Resources c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention:  D.J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the Meeting;

(b)                                 a dissenting ARC Securityholder shall not have voted his or her ARC Securities, either by proxy or in person at the Meeting, in favour of the Arrangement Resolution;

(c)                                  a holder of ARC Securities may not exercise the right of dissent in respect of only a portion of the holder’s ARC Securities, but may dissent only with respect to all of the ARC Securities held by the holder; and

(d)                                 the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Interim Order.

16.                                 The fair value of the ARC Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the ARC Securityholders.

17.                                 Subject to further order of this Court, the rights available to the ARC Securityholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the ARC Securityholders with respect to the Arrangement Resolution.

18.                                 Notice to the ARC Securityholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair

5

value of their ARC Securities shall be given by including information with respect to this right in the Information Circular to be sent to ARC Securityholders in accordance with paragraph 19 of this Order.

Notice

19.                                 An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for ARC and ARC Resources may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to ARC Securityholders at the addresses for such holders recorded in the records of ARC and ARC Resources, as applicable, at the close of business on the Record Date, and to the directors and officers of ARC Resources and auditors of ARC.  In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

20.                                 Unless otherwise advised by the Executive Director, an Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

21.                                 Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the ARC Securityholders, the directors and officers of ARC Resources and auditors of ARC and the Executive Director of:

(a)                                  the Originating Application;

(b)                                 this Order;

(c)                                  the Notice of the Meeting; and

(d)                                 the Notice of Application;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as ARC and ARC Resources may consider fit.

Final Application

22.                                 Subject to further Order of this Court and provided that the ARC Securityholders have approved the Arrangement and the directors of ARC Resources have not revoked that approval, the ARC

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Entities may proceed with an application for approval of the Arrangement and the Final Order on December 16, 2010 at 9:30 a.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all ARC Securityholders and the ARC Entities will be bound by the Arrangement in accordance with its terms.

23.                                 Any ARC Securityholder or any other interested party (collectively, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon ARC on or before noon (Calgary time) on December 14, 2010, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on ARC shall be effected by service upon Burnet, Duckworth & Palmer LLP, ARC and ARC Resources’ solicitors, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald Q.C.

24.                                 In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 23 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

25.                                 ARC or ARC Resources are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “Justice B.E.C. Romaine”
Justice of the Court of Queen’s Bench of Alberta

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APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of November, 2010.

AMONG:

ARC ENERGY TRUST, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta (“ARC” or the “Trust”)

- and -

ARC RESOURCES LTD., a body corporate amalgamated under the laws of the Province of Alberta (“ARC Resources”)

- and -

1485275 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“ARC ExchangeCo”)

- and -

1504793 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“ARC SubCo”)

- and -

ARC PETROLEUM INC., a body corporate incorporated under the laws of the Province of Alberta (“ARC Petroleum”)

- and -

SMILEY GAS CONSERVATION LIMITED, a body corporate incorporated under the laws of the Province of Saskatchewan (“Smiley Gas Conservation”)

- and -

ARC ENERGY LTD., a body corporate incorporated under the laws of the Province of Alberta (“ARC Energy”)

- and -

ARC RESOURCES GENERAL PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta (“ARC Partnership”)

WHEREAS:

(a)               the parties hereto wish to propose an arrangement with the holders of trust units of the Trust, the holders of series A exchangeable shares and series B exchangeable shares of ARC Resources and the holder of common shares of ARC Resources;

(b)              the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)               the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, exhibit or other portion hereof.

“Amalgamation” means the amalgamation of ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation pursuant to Section 3.1(n) of the Plan of Arrangement.

“ARC Energy Common Shares” means the common shares in the capital of ARC Energy.

“ARC Entities” means, collectively, ARC, ARC Resources, ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation, ARC Energy and ARC Partnership.

“ARC Resources Arrangement Resolution” means the special resolution of the ARC Resources Securityholders in respect of the Arrangement voted upon by the ARC Resources Securityholders at the Meeting.

“ARC Resources Common Shares” means the common shares in the capital of ARC Resources.

“ARC Resources Exchangeable Shareholders” means the holders of ARC Resources Exchangeable Shares.

“ARC Resources Exchangeable Shares” means the series A exchangeable shares and the series B exchangeable shares in the capital of ARC Resources.

“ARC Resources Securityholders” means, collectively, the Common Shareholder and the Exchangeable Shareholders.

“ARC Securityholders” means, collectively, the Trust Securityholders and the ARC Resources Securityholders.

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended.

“Arrangement Resolution” means, collectively, the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

“Business Day” means a day, other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business.

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“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Common Shareholder” means the Trust, the sole holder of ARC Resources Common Shares.

“Court” means the Court of Queen’s Bench of Alberta.

“Exchangeable Shareholders” means holders from time to time of Exchangeable Shares.

“Exchangeable Shares” means, collectively, the series A exchangeable shares and the series B exchangeable shares in the capital of ARC Resources which are exchangeable for Units.

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Meeting” means the joint special meeting of Trust Securityholders and ARC Resources Securityholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

“New ARC” means the corporation formed on the amalgamation of ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation in accordance with subsection 3.1(n) of the Plan of Arrangement.

“New ARC Shares” means the common shares in the capital of New ARC.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof.

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

“Royalty Agreement” means the royalty agreement made as of January 1, 2008 between the Trust and ARC Resources.

“Special Voting Units” means the special voting units of the Trust, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

“Trust Arrangement Resolution” means the special resolution of the Trust Securityholders in respect of the Arrangement voted upon by the Trust Securityholders at the Meeting.

“Trust Indenture” means the trust indenture between the Trustee and ARC Resources, as amended and restated as of May 15, 2006.

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“Trust Securityholders” means, collectively, the Unitholders and, through the Special Voting Units, the Exchangeable Shareholders.

“Trustee” means the trustee of the Trust, presently Computershare Trust Company of Canada.

“Unitholders” means the holders from time to time of the Units.

“Units” means the trust units of the Trust.

1.2                               Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3                               Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                               Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Agreement.

1.5                               Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6                               Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7                               Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9                               Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

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ARTICLE 2
THE ARRANGEMENT

2.1                               Arrangement

As soon as reasonably practicable, the ARC Entities shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)               forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)              subject to obtaining all necessary approvals of the ARC Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)               structure the Arrangement such that the issuance of ARC Energy Common Shares to ARC Securityholders and such other securities issuable pursuant to the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)              subject to fulfillment of the conditions set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order on the dates and at the times set out in the Plan of Arrangement without any further act or formality.

2.2                               ARC Energy

ARC Resources has caused ARC Energy to be incorporated under the ABCA.  Prior to the Effective Time, ARC Resources shall not permit ARC Energy to: (i) issue any additional securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

2.3                               Amalgamation

The ARC Entities covenant and agree that: (i) the Amalgamation shall be carried out at the time and in the manner specified in subsection 3.1(n) of the Plan of Arrangement; and (ii) the Articles of Amalgamation of New ARC shall be in substantially the form set forth in Exhibit A to the Plan of Arrangement.

2.4                               Completion of Arrangement

The Arrangement shall become effective on the dates and at the times specified in the Plan of Arrangement.

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ARTICLE 3

COVENANTS

3.1                               Covenants of the ARC Entities

Each of the ARC Entities covenants and agrees that, as applicable, it will, or, it will take all actions reasonably within its control to:

(a)               take all reasonable actions necessary and cooperate with the other ARC Entities to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)              use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)               solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to ARC Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)              convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e)               use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before December 31, 2010;

(f)                 subject to the approval of the Arrangement Resolution by ARC Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)              forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)              upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i)                  not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)                  until December 31, 2010, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

(k)               cause ARC Energy to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement; and

(l)                  cause ARC Energy to reserve and authorize for issuance the ARC Energy Common Shares and such other securities issuable pursuant to the Arrangement; and

(m)            prior to December 31, 2010, make application to substitutionally list the New ARC Shares issuable pursuant to the Arrangement on the TSX.

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3.2                               Amendments to the Trust Indenture and to the Royalty Agreement

The Trust and ARC Resources agree that pursuant to the Arrangement, the Trust Indenture and the Royalty Agreement shall be amended in a manner satisfactory to the ARC Entities, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4
CONDITIONS PRECEDENT

4.1                               Mutual Conditions Precedent

The respective obligations of the ARC Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before December 31, 2010, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)               the Interim Order shall have been granted in form and substance satisfactory to the ARC Entities, acting reasonably, not later than November 12, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)              the Arrangement Resolution shall have been approved by the requisite number of votes cast by the ARC Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)               the Final Order shall have been granted in form and substance satisfactory to the ARC Entities, acting reasonably, not later than December 30, 2010 or such later date as the parties may agree;

(d)              the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the ARC Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)               no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)                 all necessary third party and regulatory consents and approvals with respect to the transactions contemplated in the Arrangement Agreement shall have been completed or obtained including, without limitation, the consents and approvals from ARC Resources’ principal lenders;

(g)              there shall not, as of December 31, 2010, be holders of Units and Exchangeable Shares that hold, in aggregate, in excess of 2% of all outstanding Units and Exchangeable Shares, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h)              the TSX shall have conditionally approved: the substitutional listing of the New ARC Shares to be issued pursuant to the Arrangement subject only to the filing of required documents which cannot be filed prior to December 31, 2010; and

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(i)                  each of the covenants, acts and undertakings of each of the ARC Entities to be performed or complied with on or before December 31, 2010 pursuant to the terms of this Agreement shall be duly performed or complied with.

4.2                               Notice and Effect of Failure to Comply with Conditions

If any of the conditions precedents set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured).  More than one such notice may be delivered by a party.

4.3                               Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5
NOTICES

5.1                               Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                               Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of the ARC Securityholders; provided that any such amendment that changes the consideration to be received by the ARC Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2                               Termination

This Agreement shall be terminated in each of the following circumstances:

(a)               the mutual agreement of the parties; and

(b)              the termination of this Agreement under Article 4 hereof.

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ARTICLE 7
GENERAL

7.1                               Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2                               No Assignment

No party may assign its rights or obligations under this Agreement.

7.3                               Exclusivity

None of the covenants of the Trust or ARC Resources contained herein shall prevent the Board of Directors of ARC Resources from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Trust Securityholders with respect thereto which in the judgment of the Board of Directors of ARC Resources, acting upon the advice of outside counsel, is required under applicable law.

7.4                               Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5                               Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)               the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)              the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6                               Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7                               Time of Essence

Time shall be of the essence.

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7.8                               Liability of the Trust

The parties hereto acknowledge that the obligations of ARC hereunder shall not be personally binding upon the Trustee or any of the Unitholders of ARC and that any recourse against ARC, the Trustee or any Unitholder of ARC in any manner in respect of any indebtedness, obligation or liability of ARC arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as such term is defined in the Trust Indenture).

7.9                               Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

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IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

ARC ENERGY TRUST, by its administrator, ARC Resources Ltd.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

ARC RESOURCES LTD.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

1485275 ALBERTA LTD.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

1504793 ALBERTA LTD.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

ARC PETROLEUM INC.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

SMILEY GAS CONSERVATION LIMITED

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

ARC ENERGY LTD.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

ARC RESOURCES GENERAL PARTNERSHIP, by its general partner, ARC RESOURCES LTD.

Per:	(signed) “Steven W. Sinclair”
Authorized Signatory

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EXHIBIT A

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

A-1

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                               In this Plan of Arrangement, the following terms have the following meanings:

(a)                                  “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

(b)                                 “Amended DRIP Plan” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan pursuant to which, among other things, the DRIP Plan will be amended and restated.

(c)                                  “ARC Energy” means ARC Energy Ltd., a corporation incorporated under the ABCA.

(d)                                 “ARC Energy Common Shares” means the common shares in the capital of ARC Energy.

(e)                                  “ARC ExchangeCo” means 1485275 Alberta Ltd., a corporation incorporated under the ABCA.

(f)                                    “ARC ExchangeCo Common Shares” means the common shares in the capital of ARC ExchangeCo.

(g)                                 “ARC Partnership” means ARC Resources General Partnership, a general partnership formed under the laws of Alberta on December 11, 2009.

(h)                                 “ARC Partnership Agreement” means the amended and restated ARC Partnership Agreement dated as of January 1, 2011 between New ARC and ARC SubCo.

(i)                                     “ARC Partnership Contributions” means the transaction whereby New ARC will contribute the New ARC Contributed Assets to the ARC Partnership and the ARC Partnership shall assume the New ARC Contributed Assets Liabilities and ARC SubCo will contribute the ARC SubCo Contributed Assets to the ARC Partnership, all pursuant to subsection 3.1(o) of this Plan of Arrangement.

(j)                                     “ARC Petroleum” means ARC Petroleum Inc., a corporation incorporated under the ABCA.

(k)                                  “ARC Petroleum Common Shares” means the common shares in the capital of ARC Petroleum.

(l)                                     “ARC Resources” means ARC Resources Ltd., a corporation amalgamated under the ABCA.

(m)                               “ARC Resources Arrangement Resolution” means the special resolution of the ARC Resources Securityholders in respect of the Arrangement voted upon by the ARC Resources Securityholders at the Meeting.

(n)                                 “ARC Resources Board” means the board of directors of ARC Resources.

(o)                                 “ARC Resources Common Shares” means the common shares in the capital of ARC Resources.

(p)                                 “ARC Resources Exchangeable Shareholders” means the holders of ARC Resources Exchangeable Shares.

(q)                                 “ARC Resources Exchangeable Shares” means the series A exchangeable shares and the series B exchangeable shares in the capital of ARC Resources.

(r)                                    “ARC Resources Securityholders” means, collectively, the Common Shareholder and the Exchangeable Shareholders.

(s)                                  “ARC Securityholders” means, collectively, the Trust Securityholders and the ARC Resources Securityholders.

(t)                                    “ARC SubCo” means 1504793 Alberta Ltd., a corporation incorporated under the ABCA.

(u)                                 “ARC SubCo Contributed Assets” means the assets to be contributed by ARC SubCo to the ARC Partnership pursuant to the ARC Partnership Contributions, such assets consisting of cash in an amount equal to approximately 0.01% of the value of the New ARC Contributed Assets.

(v)                                 “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.

(w)                               “Arrangement Agreement” means the arrangement agreement dated as of November 10, 2010 among the Trust, ARC Resources, ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation, ARC Energy and ARC Partnership with respect to the Arrangement and all amendments thereto.

(x)                                   “Arrangement Resolution” means, collectively, the Trust Arrangement Resolution and the ARC Resources Arrangement Resolution.

(y)                                 “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

(z)                                   “Business Day” means a day, other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business.

(aa)                            “Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

(bb)                          “Common Shareholder” means the Trust, the sole holder of ARC Resources Common Shares.

(cc)                            “Court” means the Court of Queen’s Bench of Alberta.

(dd)                          “Depositary” means Computershare Investor Services Inc., or such other Person as may be designated by ARC Resources.

(ee)                            “Dissenting Securityholders” means registered holders of Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately prior to 11:58 p.m. MST on December 31, 2010.

(ff)                                “Distribution” means a distribution paid by the Trust in respect of the Units.

(gg)                          “Distribution Payment Date” means a date on which a Distribution is paid to Unitholders.

(hh)                          “Distribution Record Date” means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution.

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(ii)                                  “DRIP Plan” means the distribution reinvestment and optional trust unit purchase plan of the Trust.

(jj)                                  “Exchangeable Share Ratio” means the number of Units issuable on exchange of each ARC Resources Exchangeable Share as at 11:59 p.m. MST on December 31, 2010.  The Exchangeable Share Ratio shall reflect the Final Trust Distribution notwithstanding that the Final Trust Distribution will not be paid until January 17, 2011.

(kk)                            “Exchangeable Shareholders” means holders from time to time of Exchangeable Shares.

(ll)                                  “Exchangeable Shares” means, collectively, the series A exchangeable shares and the series B exchangeable shares in the capital of ARC Resources which are exchangeable for Units.

(mm)                      “Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(nn)                          “Final Trust Distribution” means the Distribution of $0.10 per Unit payable pursuant to subsection 3.1(b) of this Plan of Arrangement on January 17, 2011 to Unitholders of record at 11:57 p.m. MST on December 31, 2010.

(oo)                          “Initial ARC Energy Common Share” means the one (1) ARC Energy Common Share issued in connection with the incorporation of ARC Energy which is held by ARC Resources immediately prior to 11:59 p.m. MST on December 31, 2010.

(pp)                          “Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(qq)                          “Letter of Transmittal” means the letter of transmittal to be sent to the Securityholders pursuant to which such holders are required to deliver certificates representing their Securities in order to receive the New ARC Shares issuable to them pursuant to the Arrangement.

(rr)                                “Meeting” means the joint special meeting of Trust Securityholders and ARC Resources Securityholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

(ss)                            “MST” means Mountain Standard Time.

(tt)                                “New ARC” means the corporation formed on the amalgamation of ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation in accordance with subsection 3.1(n) of this Plan of Arrangement.

(uu)                          “New ARC Contributed Assets” means the assets to be contributed by New ARC to the ARC Partnership pursuant to the ARC Partnership Contributions, such assets consisting of all of the oil and natural gas properties and other assets of New ARC at the time that the ARC Partnership Contributions are effective other than the interest in the ARC Partnership held by New ARC immediately prior to 12:04 a.m. MST on January 1, 2011, the shares in ARC SubCo held by New ARC immediately prior to 12:04 a.m. MST on January 1, 2011 and certain other assets of New ARC agreed to by New ARC and the ARC Partnership.

(vv)                          “New ARC Contributed Assets Liabilities” means the liabilities related to the New ARC Contributed Assets to be assumed by the ARC Partnership pursuant to the ARC Partnership Contributions.

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(ww)                      “New ARC Shares” means the common shares in the capital of New ARC.

(xx)                              “Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

(yy)                          “Royalty” means the royalty granted pursuant to the Royalty Agreement.

(zz)                              “Royalty Agreement” means the royalty agreement made as of January 1, 2008 between the Trust and ARC Resources.

(aaa)                      “Securities” means, collectively, the Units, the ARC Resources Exchangeable Shares and the ARC Resources Common Shares.

(bbb)                   “Securityholders” means, collectively, the Unitholders and the ARC Resources Exchangeable Shareholders.

(ccc)                      “Smiley Gas Conservation” means Smiley Gas Conservation Limited, a corporation incorporated under the provisions of the Business Corporations Act (Saskatchewan) and to be continued under the ABCA prior to December 31, 2010.

(ddd)                   “Smiley Gas Conservation Common Shares” means the common shares in the capital of Smiley Gas Conservation.

(eee)                      “Special Voting Units” means the special voting units of the Trust, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

(fff)                            “Tax Act” means the Income Tax Act (Canada), as the same may be amended, including the regulations promulgated thereunder.

(ggg)                   “Trust” means ARC Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Trust Indenture.

(hhh)                   “Trust Arrangement Resolution” means the special resolution of the Trust Securityholders in respect of the Arrangement voted upon by the Trust Securityholders at the Meeting.

(iii)                               “Trust Indenture” means the trust indenture between the Trustee and ARC Resources, as amended and restated as of May 15, 2006.

(jjj)                               “Trust Securityholders” means, collectively, the Unitholders and, through the Special Voting Units, the Exchangeable Shareholders.

(kkk)                      “Trustee” means the trustee of the Trust, presently Computershare Trust Company of Canada.

(lll)                               “Unitholders” means the holders from time to time of the Units.

(mmm)             “Units” means the trust units of the Trust.

1.2                               The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                               Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

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1.4                               Unless the context otherwise required, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5                               References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                               This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                               This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, 11:56 p.m. MST on December 31, 2010 on:  (i) the Trust Securityholders and the ARC Resources Securityholders; (ii) the Trust; (iii) ARC Resources; (iv) ARC ExchangeCo; (v) ARC SubCo; (vi) ARC Petroleum; (vii) Smiley Gas Conservation; (viii) ARC Energy; and (ix) ARC Partnership.

2.3                               The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and on the dates and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1                               Commencing at 11:56 p.m. MST on December 31, 2010, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality except as otherwise provided herein:

Amendment to Trust Indenture and Royalty Agreement

(a)                                  at 11:56 p.m. MST on December 31, 2010 the Trust Indenture and the Royalty Agreement shall be amended:

(i)            to the extent necessary to enable the Units held by each Unitholder to be transferred to and acquired by ARC Energy;

(ii)           to the extent necessary to provide for the termination of the Trust;

(iii)          to the extent necessary to enable the Royalty to be transferred to and acquired by ARC Resources; and

(iv)          otherwise to the extent necessary to facilitate the Arrangement;

Final Distribution to Unitholders

(b)           at 11:57 p.m. MST on December 31, 2010 Unitholders of record at such time shall be entitled to receive a Distribution of $0.10 per Unit, payable by New ARC (which corporation will have assumed the obligation of the Trust to pay such Distribution) on January 17, 2011;

Dissenting Securityholders

(c)                                  at 11:58 p.m. MST on December 31, 2010 the ARC Resources Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to ARC Resources (free of any claims) and shall be immediately cancelled and cease to be outstanding and such Dissenting

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Securityholders shall cease to have any rights as ARC Resources Exchangeable Shareholders other than the right to be paid the fair value of their ARC Resources Exchangeable Shares in accordance with Article 4;

(d)                                 at 11:58 p.m. MST on December 31, 2010 the Units held by Dissenting Securityholders shall be deemed to have been transferred to the Trust (free of any claims) and shall be immediately cancelled and cease to be outstanding and such Dissenting Securityholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Units in accordance with Article 4;

Exchange of ARC Resources Exchangeable Shares for ARC Energy Common Shares

(e)                                  at 11:59 p.m. MST on December 31, 2010 each issued and outstanding ARC Resources Exchangeable Share (other than those previously held by Dissenting Securityholders) shall be sold, assigned and transferred to ARC Energy (free of any claims) in exchange for a number of ARC Energy Common Shares that is equal to one (1) multiplied by the Exchangeable Share Ratio;

Exchange of Units for ARC Energy Common Shares

(f)                                    at 11:59 p.m. MST on December 31, 2010 the Units held by Unitholders (other than those previously held by Dissenting Securityholders) shall be sold, assigned and transferred to ARC Energy (free of any claims) in exchange for ARC Energy Common Shares on the basis of one (1) ARC Energy Common Share for each Unit so sold, assigned and transferred;

Stated Capital of the ARC Energy Common Shares

(g)                                 at 11:59 p.m. MST on December 31, 2010 the aggregate amount allocated to the stated capital in respect of the ARC Energy Common Shares issued under subsections 3.1(e) and (f) shall be $2,000,000,000;

Amendment of the DRIP Plan

(h)                                 at 11:59 p.m. MST on December 31, 2010 the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part and the Final Trust Distribution declared and paid to a person deemed to be a participant in the Amended DRIP Plan will be automatically applied to the purchase of New ARC Shares in accordance with the terms and conditions of the Amended DRIP Plan;

Cancellation of Initial ARC Energy Common Share

(i)                                     at 11:59 p.m. MST on December 31, 2010 the Initial ARC Energy Common Share held by ARC Resources shall be immediately cancelled and cease to be outstanding;

Elimination of Consolidated Accounting Deficit

(j)                                     at 11:59 p.m. MST on December 31, 2010, for accounting purposes, the consolidated share capital of ARC Energy shall be reduced, without payment or reduction to its stated capital in respect of its common shares, by the consolidated accounting deficit;

Transfer of Royalty

(k)                                  at 12:01 a.m. MST on January 1, 2011 the Trust shall transfer the Royalty to ARC Resources in exchange for the issuance to the Trust of ten (10) ARC Resources Common Shares having a value equal to the value of the Royalty so transferred;

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Termination of the Trust

(l)                                     at 12:02 a.m. MST on January 1, 2011 all of the property of the Trust (including, without restriction, all ARC Resources Common Shares, all ARC ExchangeCo Common Shares and the unsecured demand promissory notes issued by ARC Resources and by ARC ExchangeCo in favour of the Trust owned by the Trust) shall be transferred to ARC Energy and ARC Energy shall assume all of the liabilities of the Trust (including, without limitation, the payment of the Final Trust Distribution) and the Trust shall be dissolved and shall thereafter cease to exist;

Stated Capital of ARC Resources Common Shares, ARC ExchangeCo Common Shares, ARC Petroleum Common Shares, Smiley Gas Conservation Common Shares and ARC Resources Exchangeable Shares

(m)                               at 12:02 a.m. MST on January 1, 2011 the stated capital in respect of each of the ARC Resources Common Shares, ARC ExchangeCo Common Shares, ARC Petroleum Common Shares, Smiley Gas Conservation Common Shares and ARC Resources Exchangeable Shares will be reduced to $1.00;

Amalgamation of ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation

(n)                                 at 12:03 a.m. MST on January 1, 2011 ARC Energy, ARC Resources, ARC ExchangeCo, ARC Petroleum and Smiley Gas Conservation shall be amalgamated and continued as one corporation, New ARC, in accordance with the following:

(i)            the name of New ARC shall be “ARC Resources Ltd.”;

(ii)           the Articles of Amalgamation of New ARC shall be in the form set forth in Schedule A attached to this Plan of Arrangement;

(iii)          the ARC Resources Common Shares, the ARC Resources Exchangeable Shares, the ARC ExchangeCo Common Shares, the ARC Petroleum Common Shares and the Smiley Gas Conservation Common Shares shall be cancelled without any repayment of capital;

(iv)          no securities shall be issued by New ARC in connection with the amalgamation, and for greater certainty, the issued and outstanding ARC Energy Common Shares shall survive the amalgamation and continue as the New ARC Shares without amendment and with stated capital of $2,000,000,000;

(v)           the property of each of the amalgamating corporations (except the ARC Resources Common Shares, the ARC Resources Exchangeable Shares, the ARC ExchangeCo Common Shares, the ARC Petroleum Common Shares and the Smiley Gas Conservation Common Shares, all of which are to be cancelled as described in paragraph (iii) above) shall continue to be the property of New ARC;

(vi)          New ARC shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)         any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)        any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against New ARC;

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(ix)           a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against New ARC;

(x)            the Articles of Amalgamation of New ARC shall be deemed to be the Articles of Incorporation of New ARC and the Certificate of Amalgamation of New ARC shall be deemed to be the Certificate of Incorporation of New ARC;

(xi)           the by-laws of New ARC shall be in the form set forth in Schedule B attached to this Plan of Arrangement, until repealed, amended, altered or added to;

(xii)          the first directors of New ARC shall be the directors of ARC Resources being:

Name	Address
Michael M. Kanovsky	Calgary, Alberta
Mac H. Van Wielingen	Calgary, Alberta
John P. Dielwart	Calgary, Alberta
Walter DeBoni	Calgary, Alberta
Fred John Dyment	Calgary, Alberta
Herbert Charles Pinder, Jr.	Saskatoon, Saskatchewan
James C. Houck	Calgary, Alberta
Harold N. Kvisle	Calgary, Alberta
Kathleen N. O’Neill	Toronto, Ontario

(xiii)         the first officers of New ARC shall be the officers of ARC Resources; and

(xiv)        the registered office of New ARC shall be the registered office of ARC Resources;

ARC Partnership Contributions and Amendment and Restatement of ARC Partnership Agreement

(o)                                 at 12:04 a.m. MST on January 1, 2011 the ARC Partnership Contributions shall become effective and New ARC shall contribute the New ARC Contributed Assets to the ARC Partnership and the ARC Partnership shall assume the New ARC Contributed Assets Liabilities and ARC SubCo shall contribute the ARC SubCo Contributed Assets to the ARC Partnership; and

(p)                                 at 12:04 a.m. MST on January 1, 2011 the ARC Partnership Agreement shall be amended and restated to reflect the ARC Partnership Contributions and any other amendments agreed to by New ARC and ARC SubCo.

3.2                               The Trust, ARC Resources, ARC ExchangeCo, ARC SubCo, ARC Petroleum, Smiley Gas Conservation, ARC Energy and ARC Partnership shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1                               Each registered holder of Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Securityholder shall, at 11:58 p.m. MST on December 31, 2010, cease to have any rights as a holder of Securities and shall only be entitled to be paid the fair value of the holder’s Securities by the Trust or ARC Resources, as the case may be.  A Dissenting Securityholder shall be deemed to have transferred the holder’s Units to the Trust and such holder’s ARC Resources Exchangeable Shares to ARC Resources at 11:58 p.m. MST on December 31, 2010, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Securities shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Securities pursuant to subsections 3.1(e) or 3.1(f), as applicable, notwithstanding the provisions of Section 191 of the ABCA.  The fair value of the Securities shall be determined as of the close of business on the last Business Day

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before the day on which the Arrangement is approved by the holders of Securities at the Meeting but in no event shall the Trust or ARC Resources be required to recognize such Dissenting Securityholder as a securityholder of the Trust or ARC Resources after 11:58 p.m. MST on December 31, 2010 and the name of such holder shall be removed from the applicable register as at 11:58 p.m. MST on December 31, 2010.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                               From and after the 11:59 p.m. MST on December 31, 2010, certificates formerly representing Securities that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1 to receive the fair value of the Securities represented by such certificates.

5.2                               Subject to the provisions of the Letters of Transmittal, New ARC shall, as soon as practicable following the later of January 1, 2011 and the date of deposit by a former holder of Securities of a validly completed and duly signed Letter of Transmittal and the certificates representing such Securities, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New ARC Shares issued to such holder under the Arrangement.

5.3                               Notwithstanding the foregoing, if a participant in the DRIP Plan is the registered holder of Units, all dividends which are payable in respect of the New ARC Shares issuable in exchange for such Units will be used to purchase additional New ARC Shares pursuant to the Amended DRIP Plan notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Units.

5.4                               If any certificate which immediately prior to 11:59 p.m. MST on December 31, 2010 represented an interest in outstanding Securities that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement.  The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to New ARC and its transfer agent, which bond is in form and substance satisfactory to New ARC and its transfer agent, or shall otherwise indemnify New ARC and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5                               All dividends or other distributions, if any, made with respect to any New ARC Shares allotted and issued pursuant to this Arrangement to a former registered holder of Securities but for which a certificate has not been issued (including the Final Distribution payable to a former registered holder of Units pursuant to this Arrangement and including any additional New ARC Shares purchased pursuant to the Amended DRIP Plan, if applicable) shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for such former registered holder of Securities.  Subject to Section 5.6, the Depositary shall pay and deliver to any such registered holder of Securities, as soon as reasonably practicable after application therefor is made by such registered holder of Securities to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions (and including any additional New ARC Shares purchased

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pursuant to the Amended DRIP, if applicable) to which such holder is entitled, net of applicable withholding and other taxes.

5.6                               Any certificate formerly representing Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the last business day prior to December 31, 2013 cease to represent a right or claim of any kind or nature including the right of the holder of such Securities to receive New ARC Shares (and any dividend and distributions thereon and including any additional New ARC Shares purchased pursuant to the Amended DRIP Plan, if applicable).  In such case, such New ARC Shares (together with all dividends and distributions thereon and including any additional New ARC Shares purchased pursuant to the Amended DRIP Plan, if applicable) shall be returned to New ARC and such New ARC Shares shall be cancelled.

5.7                               No certificates representing fractional New ARC Shares shall be issued under this Arrangement.  In lieu of any fractional shares, each registered holder of Securities otherwise entitled to a fractional interest in a New ARC Share will receive the nearest whole number of New ARC Shares (with fractions equal to or greater than exactly 0.5 being rounded up and less than 0.5 being rounded down).

ARTICLE 6
AMENDMENTS

6.1                               The Trust or ARC Resources may amend this Plan of Arrangement at any time and from time to time prior to 11:56 p.m. MST on December 31, 2010, provided that each such amendment must be: (i) set out in writing; (ii) if made following the Meeting, approved by the Court; and (iii) communicated to holders of Securities, if and as required by the Court.

6.2                               Any amendment to this Plan of Arrangement may be proposed by the Trust or ARC Resources at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Trust Securityholders and the ARC Resources Securityholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                               The Trust or ARC Resources may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to 11:56 p.m. MST on December 31, 2010 with the approval of the other parties and with the approval of the Court.

6.4                               Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following 11:56 p.m. MST on December 31, 2010 by the agreement of the Trust or ARC Resources or New ARC; provided that, it concerns a matter which, in the reasonable opinion of the Trust or ARC Resources or New ARC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Securities or New ARC Shares.

6.5                               Any amendment to this Plan of Arrangement may be made following 11:56 p.m. MST on December 31, 2010 by the Trust, New ARC, ARC SubCo and ARC Partnership provided that it is not adverse to the financial or economic interests of any former holder of Securities.

ARTICLE 7
FURTHER ASSURANCES

7.1                               Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order and at the times set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set

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out herein.  The Trust and ARC Resources may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order.

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SCHEDULE A

ARTICLES OF AMALGAMATION

Business Corporations Act

(Alberta)

Section 185

1.		Name of Amalgamated Corporation:

ARC RESOURCES LTD.

2.		The classes of shares, and any maximum number of shares that the Corporation is authorized to issue:

See Schedule “A” attached hereto

3.		Restriction on share transfers, if any:

No restrictions

4.		Number, or minimum and maximum number of directors:

Minimum of three (3); Maximum of twelve (12)

5.		If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

N/A

6.		Other Provisions, if any:

See Schedule “B” attached hereto

7.	Name of Amalgamating Corporations:	Corporate Access Number:

ARC Energy Ltd.

ARC Resources Ltd.

1485275 Alberta Ltd.

ARC Petroleum Inc.

Smiley Gas Conservation Limited

JOHN P. DIELWART
Name of Person Authorizing (please print)	Signature

Chief Executive Officer	January 1, 2011
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE “A”

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value and 50,000,000 Preferred Shares without nominal or par value.

The rights, privileges, restrictions and conditions attached to each class of shares are set forth below.

COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)                                  The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

(b)                                 The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

(c)                                  The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

PREFERRED SHARES

The 50,000,000 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)                                  The Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

(b)                                 Notwithstanding paragraph (a), the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares.

(c)                                  Notwithstanding paragraph (a), other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Shares, the voting rights attached to the Preferred Shares shall be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class.

(d)                                 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs (a) through (e) hereof over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined in the case of each such series of Preferred Shares.

(e)                                  The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least 21 days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 20% per cent of the outstanding Preferred Shares or by a resolution in writing of all holders of the outstanding Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Preferred Shares held.

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SCHEDULE “B”

OTHER PROVISIONS

(a)                                  The directors of the Corporation may, without authorization of the shareholders:

(i)            borrow money on the credit of the Corporation;

(ii)           issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)          subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)          mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b)                                 The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(c)                                  Meetings of the shareholders may be held at any place within Alberta or at any of the following cities:  Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

SCHEDULE B

ARC RESOURCES LTD.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of ARC Resources Ltd.  (hereinafter called the “Corporation”).

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

Definitions

1.                                                                                       In this by-law, unless the context otherwise specifies or requires:

(a)                                  “Act” means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)                                 “board” means the board of directors of the Corporation;

(c)                                  “articles” and “by-laws” means the articles and by-laws of the Corporation from time to time in force and effect;

(d)                                 all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)                                  to the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern; and

(f)                                    the invalidity or unenforceability of any provisions of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

Directors

2.                                                                                       Number.  The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the board.

3.                                                                                       Powers.  The directors shall manage or supervise the management of the business and affairs of the Corporation.

Meetings of Directors

4.                                                                                       Place of Meeting.  Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place.  A meeting of directors may be convened by the Chairman of the Board (if any), the Chief Executive Officer or any two directors at any time and the Secretary shall upon direction of any of the foregoing convene or cause to be convened a meeting of directors.

5.                                                                                       Notice.  Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than twenty-four (24) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present or if all the absent directors waive notice of the meeting (except, in both cases, where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).  The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but otherwise need not specify the purpose of the business to be transacted at the meeting.

6.                                                                                       Waiver of Notice.  Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by facsimile, electronic mail or other electronic transmission addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.                                                                                       Electronic Participation.  A director may participate in a meeting of directors or of any committee of directors by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

8.                                                                                       Adjournment.  Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place.  Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.  Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

9.                                                                                       Quorum and Voting.  Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, and subject to the Act, a quorum of directors may exercise all the powers of the directors.  Questions arising at any meeting of directors shall be decided by a majority of votes.  In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

10.                                                                                 Resolution in Lieu of Meeting.  Subject to the articles, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.  A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.  A resolution may be signed in counterparts and will be effective as of the date stated therein.

Committees of Directors

11.                                                                                 The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least 25% of whom shall be resident

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Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a)                                  submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)                                 fill a vacancy among the directors or in the office of auditor;

(c)                                  appoint additional directors;

(d)                                 issue securities except in the manner and on the terms authorized by the directors;

(e)                                  declare dividends;

(f)                                    purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(g)                                 pay a commission referred to in section 42 of the Act;

(h)                                 approve a management proxy circular;

(i)                                     approve any annual financial statements to be placed before the shareholders of the Corporation; or

(j)                                     adopt, amend or repeal by-laws of the Corporation.

Remuneration of Directors, Officers and Employees

12.                                                                                 Subject to the articles, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation.  Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf.  The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

Conflict of Interest

13.                                                                                 A director or officer of the Corporation who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer or has a material interest in any person who is a party to a material contract or proposed material contract or material transaction or proposed material transaction with the Corporation, shall disclose the nature and extent of his or her interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction.  If a material contract or material transaction is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest: (i) the contract or transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract or transaction; and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that

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profit by reason only of holding office as a director or officer, if the director or officer disclosed his or her interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

14.                                                                                 Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer’s interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

For the Protection of Directors and Officers

15.                                                                                 No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office of trust or in relation thereto, unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him or her from liability for a breach of that duty under the Act.

Indemnities to Directors and Others

16.                                                                                 The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, to the maximum extent permitted under the Act and may enter into indemnification agreements with each such persons from time to time.  Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this paragraph 16.

Insurance

17.                                                                                 The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 16 against any liability incurred by him or her:

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(a)                                  in his or her capacity as a director or officer of the Corporation, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(b)                                 in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at the Corporation’s request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the body corporate.

Officers

18.                                                                                 Appointment of Officers.  Subject to the articles, the directors annually or as often as may be required may appoint a Chairman of the Board and such other officers as they shall deem necessary, including without limitation a Chief Executive Officer, President, Chief Financial Officer, one or more Vice-Presidents and Secretary.  The Chief Executive Officer shall have such authority and shall perform such functions and duties as may be prescribed by the directors and any other officers shall have such authority and shall perform such functions and duties as may be prescribed by the directors or the Chief Executive Officer and as are incidental to his or her position.  None of such officers (except the Chairman of the Board) need be a director of the Corporation, although a director may be appointed to any office of the Corporation.  The directors may from time to time appoint such other employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by the directors.  The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

19.                                                                                 Removal of Officers and Vacation of Office.  Subject to the articles, all officers, notwithstanding any agreement to the contrary, shall be subject to removal by the directors at any time, with or without cause; provided however that this right of removal shall not limit in any way such officer’s right to damages by virtue of any such agreement or any other rights resulting from such removal in law or equity.

20.                                                                                 Chairman of the Board.  The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board.  In the absence of the Chairman of the Board (if any), the Vice-Chairman (if any) or another director of the Corporation appointed by the directors for such purpose shall preside as chairman at the meeting.

21.                                                                                 Chief Executive Officer.  The Chief Executive Officer of the Corporation (except as may otherwise be specified by the board) shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation.

22.                                                                                 Secretary.  The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so.

23.                                                                                 Duties of Officers may be Delegated.  In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director.

Shareholders’ Meetings

24.                                                                                 Annual Meeting.  Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within

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Alberta determined by the directors on such day in each year and at such time as the directors may determine (or outside Alberta, if the articles so provide).

25.                                                                                 Special Meetings.  The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine (or outside Alberta, if the articles so provide).

26.                                                                                 Waiver of Notice.  Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by facsimile, electronic mail or other electronic transmission addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he or she attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

27.                                                                                 Chairman of the Meeting.  The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the shareholders.  In the absence of the Chairman of the Board (if any), the Vice-Chairman (if any) or another director of the Corporation appointed by the directors for such purpose shall preside as chairman at the meeting.  Failing the designation by the board of another director as chairman of the meeting who is present, the shareholders present entitled to vote shall elect another director as chairman of the meeting, and if no director is present or if all the directors present decline to take the chair, then the shareholders present shall elect one of their number to be chairman.

28.                                                                                 Votes.  Votes at meetings of shareholders may be given either personally or by proxy.  Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting.  A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.  At every meeting at which he or she is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands.  Upon a ballot at which he or she is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share for which he or she is entitled to vote.  In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment.  If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs.  The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded.  A demand for a ballot may be withdrawn.

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29.                                                                                 Persons Entitled to be Present.  The only persons entitled to be present at a meeting of shareholders shall be:

(a)                                  those entitled to vote at such meeting;

(b)                                 the directors, officers and auditors of the Corporation;

(c)                                  others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;

(d)                                 legal counsel to the Corporation when invited by the Corporation to attend the meeting; and

any other person on the invitation of the chairman of the meeting or with the consent of the meeting.

30.                                                                                 Electronic Participation.  With the consent of the chairman of the meeting, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear or otherwise communicate with each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

If the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may (with the consent of the chairman of the meeting) determine that the meeting shall be held, in accordance with the regulation to the Act, if any, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

31.                                                                                 Adjournment.  The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

32.                                                                                 Quorum.  Two (2) persons present and holding or representing by proxy one-quarter of the shares entitled to vote at a meeting of shareholders shall be a quorum.  If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

33.                                                                                 Resolution in Lieu of Meeting.  A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders.  A resolution in writing dealing with all matters required by the Act or this bylaw to be dealt with at a

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meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act and these by-laws relating to meetings of shareholders.

Shares and Transfers

34.                                                                                 Security Certificates.  A security holder is entitled at his or her option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his or her right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him or her.  Security certificates shall comply with the requirements of the Act and be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture.

35.                                                                                 Agent.  The directors may from time to time by resolution appoint or remove: (i) one or more trust corporations as its agent or agents to maintain a central securities register or registers; or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

36.                                                                                 Dealings with Registered Holder.  Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

37.                                                                                 Surrender of Security Certificates.  Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

38.                                                                                 Defaced, Destroyed, Stolen or Lost Security Certificates.  In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost.  Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of a bond of a surety company (or other security approved by the directors or by a senior officer of the Corporation) in such form as is approved by the directors or by a senior officer of the Corporation, indemnifying the Corporation (and the Corporation’s agent, if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by a senior officer of the Corporation or by resolution of the directors.

Dividends

39.                                                                                 Dividend Cheques.  A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder’s recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction.  In the case of joint holders the cheque shall, unless

8

such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

40.                                                                                 Non-receipt of Cheques.  In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

41.                                                                                 Unclaimed Dividends.  Any dividend unclaimed after a period ending on the last business day prior to the third anniversary of the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation and shall be deemed to have been transferred to the Corporation on such date.

Voting Securities in Other Bodies Corporate

42.                                                                                 All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution.  The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

Notices, Etc.

43.                                                                                 Service.  Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a)                                  the shareholder at his or her latest address as shown in the records of the Corporation or its transfer agent; and

(b)                                 the director at his or her latest address as shown in the records of the Corporation or in the last notice filed under Section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing.  With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.  Notwithstanding the foregoing, and subject to the Act, a notice or document required to be sent or delivered under section 255, 256 or 257 of the Act may be sent by electronic means in accordance with the provisions of the Electronic Transactions Act (Alberta) or any replacement thereof.

44.                                                                                 Failure to Locate Shareholder.  If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he or she informs the Corporation in writing of his or her new address.

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45.                                                                                 Shares Registered in More than One Name.  All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

46.                                                                                 Omissions and Errors.  Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

47.                                                                                 Signatures upon Notices.  Subject to the Act or other applicable law, the signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

48.                                                                                 Computation of Time.  All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made: (i) in accordance with the provisions of the Interpretation Act (Alberta), to the extent such provisions are applicable; and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

49.                                                                                 Proof of Service.  A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

Execution of Contracts, Etc.

50.                                                                                 Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two directors or officers or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The directors may direct any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if any, may, when required, be affixed by any director or officer to contracts, documents or instruments in writing signed by him or her as aforesaid or by the person or persons directed.

Effective Date and Repeal

51.                                                                                 Effective Date.  This by-law shall come into force when made by the board in accordance with the Act.

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52.                                                                                 Repeal.  All previous by-laws of the Corporation are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such bylaw prior to its repeal.

Made by the board the 1st day of January, 2011.

Name:
Title:

Confirmed by the shareholders in accordance with the Act the 1st day of January, 2011.

Name:
Title:

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APPENDIX D

INFORMATION CONCERNING NEW ARC

Exhibit A — Pro Forma Consolidated Financial Statements of New ARC

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been effected.  New ARC will be the corporation formed upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy pursuant to the Arrangement.  Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements.  All statements other than statements of historical fact contained in this Appendix are forward-looking statements.  Reference is made to “Information Circular and Proxy Statement — Forward-looking Statements” in the body of the Information Circular for information regarding forward-looking statements.  The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under “Information Circular and Proxy Statement — Forward-looking Statements”.  The forward-looking statements included in this Appendix are made as of the date of this Information Circular and ARC undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

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CORPORATE STRUCTURE

Name, Address and Incorporation

New ARC will be formed upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy pursuant to the Arrangement.  Following the Arrangement, New ARC, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.  Pursuant to the Arrangement, substantially all of the assets and liabilities which are held by the Trust and its subsidiaries will be transferred to or assumed by, as the case may be, the ARC Partnership.  New ARC will be the managing partner of the ARC Partnership.

The head and principal office of New ARC will be at 1200, 308 — 4th Avenue SW, Calgary, Alberta  T2P 0H7 and its registered office is located at 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9.

Organizational Structure

The following are the name, the percentage of voting securities and the jurisdiction governing New ARC’s only material subsidiary after giving effect to the Arrangement:

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
ARC Partnership	100%	Partnership	Alberta

The following diagram sets forth the organizational structure of New ARC immediately following completion of the Arrangement:

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GENERAL DEVELOPMENT OF THE BUSINESS

Pursuant to the Arrangement, New ARC will, directly or indirectly, acquire (including by operation of law) all of the assets and will assume all of the liabilities of ARC.  Trust Unitholders and Exchangeable Shareholders will be the shareholders of New ARC.

For a description of the general development of the business of ARC over the last three financial years, see “Our Business — General Development of Our Business” in the ARC AIF.  For a description of certain transactions since the commencement of the most recent financial year, see “Our Business — Recent Developments” in the ARC AIF and “Description of the Business - Recent Developments” in this Appendix.  For a description of the business to be carried on by New ARC following completion of the Arrangement, see “Description of the Business” in this Appendix.

New ARC will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the listing of the New ARC Shares to be issued in connection with the Arrangement, subject to New ARC fulfilling the requirements of the TSX.

DESCRIPTION OF THE BUSINESS

General

Following completion of the Arrangement, New ARC will, directly or indirectly through the ARC Partnership, carry on the business currently carried on by the Trust, including through its subsidiaries.  New ARC will be an Alberta-based dividend paying, publicly traded exploration and production company.

A complete description of the assets to be owned by New ARC following completion of the Arrangement, including the oil and natural gas reserves attributable to them, is provided in the ARC AIF, which is incorporated by reference in the Information Circular and, with respect to the oil and natural gas properties acquired pursuant to the Storm Arrangement, in the Storm AIF.  In addition, see “Description of the Business — Principal Properties” and “Selected Pro Forma Operational Information” in this Appendix.

Recent Developments

Storm Arrangement

On August 17, 2010, ARC Resources acquired all of the existing and outstanding common shares of Storm pursuant to the Storm Arrangement.  The transaction was valued at approximately $652.1 million (including the assumption of debt) based on the August 17, 2010 closing price of $19.53 per Trust Unit.  In accordance with the Storm Arrangement, Storm shareholders received, for each Storm share held, consideration consisting of:  (A) at their election, either: (i) 0.5700 of a Trust Unit; or (ii) 0.201733 of a series B exchangeable share of ARC Resources; (B) 0.3333 of a common share of Storm Resources Ltd. (“Storm Resources”); (C) approximately 0.1333 of a common share purchase warrant of Storm Resources, each whole warrant entitling the holder to purchase one common share of Storm Resources for an exercise price of $3.28 per share until 5:00 p.m. (Calgary time) on September 8, 2010; and (D) $1.00 in cash.  Non-resident and tax exempt Storm shareholders were not able to elect to receive series B exchangeable shares as described above.

Pursuant to the Arrangement, ARC issued 23,003,155 Trust Units and ARC Resources issued 1,924,997 series B exchangeable shares (which shares, as August 17, 2010, were exchangeable for 5,439,098 Trust Units) and assumed approximately $96.7 million of total debt after receipt of option proceeds and net of working capital.

As a result of the Storm Arrangement, the common voting shares of Storm were delisted from the TSX on August 23, 2010.

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Management Policies

All of New ARC’s activities will be directed towards maximizing value creation for shareholders.  This will be achieved through a combination of investing capital to enhance the value of New ARC’s assets, operating New ARC’s producing oil and gas properties in a low cost manner to maximize the recovery of reserves, and through making monthly distributions to Shareholders.  New ARC will direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing oil and gas properties.  New ARC will acquire oil and natural gas producing properties and primarily participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry.  Also, a percentage of each year’s capital budget will be devoted to moderate risk development and lower risk exploration opportunities on New ARC’s properties.

New ARC will have policies for the hiring, training and development of staff to provide the in house expertise to fully exploit its assets.  In addition, New ARC will have specific health and safety policies which set out procedures, practices and reporting of actions to assist in ensuring that New ARC employees and contractors employ safety measures and act in a safe and prudent manner.  New ARC will also have policies which encompass the cleanup, abandonment and site reclamation activities of New ARC.

Capital Expenditures

New ARC may approve future capital expenditures or farmouts.  Future capital expenditures on the properties will generally be of the type that are intended to maintain or improve production from the properties.  New ARC may finance capital expenditures from production revenues, the proceeds of the issue of additional New ARC Shares or from the proceeds of disposition of properties, borrowings, farmouts or with working capital.

New ARC may acquire additional properties and related tangible equipment and fund such acquisitions from production revenues, the net proceeds of any issue of additional New ARC Shares or from the proceeds of disposition of properties, or from borrowings, farmouts or with working capital.  New ARC may sell any of its interests in properties.  In connection with the sale of any interests in the properties, New ARC will determine whether the net proceeds of the sale should be reinvested in additional properties, used to repay borrowings or make capital expenditures in or be distributed to Shareholders.

Potential Acquisitions

New ARC will evaluate potential acquisitions of all types of oil and natural gas and other energy-related assets as part of its ongoing acquisition program.  New ARC will normally be in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  New ARC will not be able to predict whether any opportunities will result in one or more acquisitions.

Principal Properties

The following is a description of the principal oil and natural gas properties of ARC to be owned by either New ARC or the ARC Partnership upon completion of the Arrangement.

ARC’s portfolio of properties includes both unitized and non-unitized oil and natural gas production.  In general, the properties contain long life, low decline rate reserves and include interests in several major oil and gas fields.

The following is a description of ARC’s principal oil and natural gas properties as at December 31, 2009, including Parkland which was acquired on August 17, 2010 pursuant to the Storm Arrangement.  Reserves amounts are stated at December 31, 2009, based on escalated cost and price assumptions as evaluated in the GLJ Report prepared by GLJ (see “Statement of Reserves Data and Other Oil and Gas Information” in the ARC AIF) and, in respect of Parkland, as evaluated in the Paddock Report prepared by Paddock.  Information in respect of gross and net acres is as at December 31, 2009, and information in respect of production is for the year ended December 31, 2009 except where indicated otherwise.  Due to the fact that ARC has been active at acquiring additional interests in its principal properties, the working interest share and interest in gross and net acres and wells as at December 31, 2009 may not directly correspond to the stated production for the year which only includes production since the date the interests

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were acquired by ARC.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Additional information in respect of ARC’s principal oil and natural gas properties is contained in the unaudited interim consolidated financial statements of the Trust and notes thereto for the three and nine months ended September 30, 2010 and management’s discussion and analysis of the financial condition and results of operation of the Trust for the three and nine months ended September 30, 2010, each of which are incorporated herein by reference.

All of the properties described below are located in the Western Canadian Sedimentary Basin and within the Canadian provinces of British Columbia, Alberta or Saskatchewan.  The properties represent 74% of the total gross proved plus probable reserves as assigned by GLJ in the GLJ Report and gross proved plus probable reserves assigned to Parkland by Paddock in the Paddock Report.  There are no other properties which individually account for more than 2.0% of the total gross proved plus probable reserves as assigned by GLJ in the GLJ Report and proved plus probable reserves assigned to Parkland by Paddock in the Paddock Report.  Other than Montney West, which commenced production in January 2010, there are no other material properties to which reserves have been attributed which are capable of producing but which are not producing at December 31, 2009 and there are no material statutory or mandatory relinquishments, surrenders, back-ins or changes in ownership provisions.

	2009 Gross Reserves and Gross Production
	Light & Medium Crude Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent Production	Proved Reserves	Proved plus Probable Reserves
	(Bbls/d)	(Bbls/d)	(MMcf/d)	(Bbls/d)	(Boe/d)	(Mboe)	(Mboe)	(%)
Dawson	2	—	52.1	225	8,914	67,152	101,798	24.4
Parkland	19	—	36.9	1,144	7,312	23,090	37,944	9.1
Ante Creek	2,154	52	16.3	393	5,308	25,705	38,139	9.1
Redwater	3,783	—	1.1	178	4,141	22,067	26,896	6.5
Lougheed	2,341	—	—	96	2,437	5,552	6,924	1.7
Jenner	—	—	13.8	—	2,305	9,317	11,860	2.8
Pouce Coupe	20	—	12.6	61	2,178	2,773	3,487	0.8
Hatton	—	—	11.9	—	1,986	7,327	8,746	2.1
Weyburn Unit	1,902	—	—	—	1,902	10,381	15,500	3.7
North Pembina Cardium Unit	1,614	—	1.0	83	1,857	12,511	15,072	3.6
Berrymoor Cardium Unit	1,422	—	1.4	112	1,764	7,957	10,174	2.4
Montney West	—	—	—	—	—	14,704	32,216	7.7

Dawson

The Dawson property is located in northeast British Columbia.  ARC is the operator and owns an average land interest of 94% in approximately 38,126 gross hectares (35,848 net hectares).  ARC operates a large area compression facility where the natural gas and liquids are sent to a third party operated facility.  During 2009, gross production from the area averaged 8,914 Boe/d of natural gas and natural gas liquids from 95 net wells principally from the upper Montney zone.  During 2009, 29 new wells were drilled and construction began on a 60 MMcf/d gas processing facility.  GLJ assigned gross proved reserves of 67,152 Mboe and gross proved plus probable reserves of 101,798 Mboe of natural gas and natural gas liquids to this area, or 24.4% of total gross proved plus probable reserves.  ARC has now completed construction of the 60 MMcf/d gas plant at Dawson which is now operating at full capacity and has initiated construction of an additional 60 MMcf/d gas plant for anticipated production in 2011.

Parkland

The Parkland property is located in northeast British Columbia.  ARC is the operator and owns, as at July 5, 2010, an average land interest of 77% in approximately 29,000 gross hectares (22,000 net hectares).  ARC operates compression facilities where the natural gas and liquids are sent to third party operated facilities.  Production of natural gas and natural gas liquids is from the Montney formation.  Paddock assigned gross proved reserves of

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23,090 Mboe and gross proved plus probable reserves of 37,944 Mboe of natural gas and natural gas liquids to this area, or 9.1% of total gross proved plus probable reserves.

Ante Creek

The Ante Creek property is located in northwest Alberta.  ARC is the operator and owns an average land interest of 97%.  Oil production is processed through three operated facilities, while the gas is processed through one operated facility and one third party facility.  During 2009, gross production from the area averaged 5,308 Boe/d of oil, natural gas and natural gas liquids from 180 net wells.  During 2009, five new wells were drilled.  GLJ assigned gross proved reserves of 25,705 Mboe and gross proved plus probable reserves of 38,139 Mboe of oil, natural gas and natural gas liquids to this area, or 9.1% of total gross proved plus probable reserves.

Redwater

The Redwater property is located in central Alberta.  ARC is the operator and owns an average land interest of 86%.  Oil and solution gas are both processed at an operated central facility.  During 2009, gross production from the area averaged 4,141 Boe/d of oil, natural gas and natural gas liquids from 380 net wells.  During 2009, three new wells were drilled.  GLJ assigned gross proved reserves of 22,067 Mboe and gross proved plus probable reserves of 26,896 Mboe of oil, natural gas and natural gas liquids to this area, or 6.5% of total gross proved plus probable reserves.

ARC believes that the Redwater field is a prime candidate for Enhanced Oil Recovery (“EOR”) through the use of Carbon Dioxide (“CO2”) injection.  Redwater is one of the largest conventional oil pools in Canada and has been producing for over 50 years.  While significant oil production from ARC’s property has occurred to date, ARC believes that there are substantial quantities of oil remaining in the reservoir which are unrecoverable with conventional technology.

During 2009, ARC commenced production operations at the pilot EOR project in Redwater, while continuing the injection of CO2.  The pilot is designed to confirm whether the Redwater reef is amenable to CO2 flooding and that incremental oil can be mobilized and recovered.  Additionally, prior to commercial operations, large amounts of CO2 need to be acquired on economic terms for the Redwater EOR project to proceed.  Currently, there are no large scale CO2 capture facilities or infrastructure to transport CO2 in Alberta.  Large infrastructure investments are required to capture, transport and inject CO2 and long term agreements will need to be negotiated with emitters for the CO2 supply.  For these types of projects to be possible, higher commodity prices will need to prevail and most importantly, governments will need to clearly establish long term regulations surrounding the capture of CO2 emissions.  There is no assurance that the Redwater EOR project will proceed to a commercial phase or become economically viable.

Lougheed

The Lougheed property is located in southeast Saskatchewan.  ARC is the operator and owns an average land interest of 80%.  Production is handled by an operated battery and gas plant.  During 2009, gross production from the area averaged 2,437 Boe/d of oil and natural gas liquids from 125 net wells.  During 2009, no new wells were drilled.  GLJ assigned gross proved reserves of 5,552 Mboe and gross proved plus probable reserves of 6,924 Mboe of oil and natural gas liquids to this area, or 1.7% of total gross proved plus probable reserves.

Jenner

The Jenner property is located in southeast Alberta.  ARC owns a combination of operated and non-operated acreage with an average land interest of 88%.  ARC operates four gas compression and dehydration facilities in the area.  During 2009, gross production from the area averaged 2,305 Boe/d of natural gas from 835 net wells.  During 2009, no new wells were drilled.  GLJ assigned gross proved reserves of 9,317 Mboe and gross proved plus probable reserves of 11,860 Mboe of natural gas to this area, or 2.8% of total gross proved plus probable reserves.

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Pouce Coupe

The Pouce Coupe property is located in northwest Alberta.  ARC is the operator and owns an average land interest of 75%.  The sweet gas is processed through an operated gas plant and the sour gas flows to a third party processing plant.  During 2009, gross production from the area averaged 2,178 Boe/d of oil, natural gas and natural gas liquids from 39 net wells.  During 2009, one well was drilled.  GLJ assigned gross proved reserves of 2,773 Mboe and gross proved plus probable reserves of 3,487 Mboe of oil, natural gas and natural gas liquids to this area, or 0.8% of total gross proved plus probable reserves.

Hatton

The Hatton property is located in southwest Saskatchewan.  ARC owns a combination of operated and non-operated acreage with an average land interest of 44%.  The operated production flows through three operated compression and dehydration facilities where our working interest ranges from 50 to 100%.  During 2009, gross production from the area averaged 1,986 Boe/d of natural gas from 468 net wells.  During 2009, 23 new wells were drilled.  GLJ assigned gross proved reserves of 7,327 Mboe and gross proved plus probable reserves of 8,746 Mboe of natural gas to this area, or 2.1% of total gross proved plus probable reserves.

Weyburn Unit

The Weyburn Unit is located in southeast Saskatchewan.  Cenovus Energy Inc. operates the unit and ARC has a working interest of 6.95%.  The unit is currently undergoing a CO2 flood for enhanced oil recovery.  During 2009 gross production from the unit averaged 1,902 Boe/d of oil from 58 net wells.  During 2009, six new wells were drilled.  GLJ assigned gross proved reserves of 10,381 Mboe and gross proved plus probable reserves of 15,500 Mboe of oil and natural gas liquids to this unit, or 3.7% of total gross proved plus probable reserves.

North Pembina Cardium Unit

The North Pembina Cardium Unit No. 1 is located in central Alberta.  ARC is the operator and owns a 45.57% interest in the unit.  Production is processed through two operated oil treatment facilities and one operated solution gas plant.  During 2009, gross production from the unit averaged 1,857 Boe/d of oil, natural gas and natural gas liquids from 179 net wells.  During 2009, four new wells were drilled.  GLJ assigned gross proved reserves of 12,511 Mboe and gross proved plus probable reserves of 15,072 Mboe of oil, natural gas and natural gas liquids to this unit, or 3.6% of total gross proved plus probable reserves.

Berrymoor Cardium Unit

The Berrymoor Cardium Unit is located in central Alberta.  ARC is the operator and owns a 73.25% interest in the unit.  Oil is processed at an operated battery while the solution gas flows to a third party facility.  During 2009, gross production from the unit averaged 1,764 Boe/d of oil, natural gas and natural gas liquids from 91 net wells.  During 2009, one new well was drilled. GLJ assigned gross proved reserves of 7,957 Mboe and gross proved plus probable reserves of 10,174 Mboe of oil, natural gas and natural gas liquids to this unit, or 2.4% of total gross proved plus probable reserves.

Montney West

The Montney West property is located in northeast British Columbia.  ARC owns an average land interest of 79% in approximately 24,425 gross hectares (19,254 net hectares) in the Montney West Area which ARC believes is prospective in the upper Montney and other horizons.  The Montney West Area has been assigned gross proved reserves of 14,704 Boe and gross proved plus probable reserves of 32,216 Mboe in the GLJ Report which are capable of producing but which are not yet producing material volumes due to pipeline, processing and other infrastructure constraints.  In 2009, ARC had royalty income in the area resulting from interests it holds in third party wells, equivalent to 7 Boe/d of natural gas and natural gas liquids.  ARC currently plans to construct a 60 MMcf/d gas plant for production from the Montney West Area in 2013.

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Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases.  New ARC will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. New ARC’s competitors will include resource companies which have greater financial resources, staff and facilities than those of New ARC. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.  New ARC anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

MANAGEMENT’S DISCUSSION AND ANALYSIS

If the Arrangement is completed, the business of ARC will continue to be carried on as before the completion of the Arrangement.  New ARC’s financial position, risks and outlook after the Arrangement is completed will be substantially the same as those outlined in management’s discussion and analysis of the financial condition and results of operation of the Trust for the year ended December 31, 2009 and in the ARC AIF, each of which is incorporated by reference in this Information Circular.

Since the Arrangement does not contemplate a change of control for accounting purposes, the financial statements of New ARC will reflect the assets and liabilities of the Trust at the respective carrying amounts.

SELECTED PRO FORMA OPERATIONAL INFORMATION

The following table sets out certain pro forma operational information for the oil and natural gas assets to be owned on a consolidated basis by New ARC following completion of the Arrangement, for the periods indicated.  Important information concerning the oil and natural gas properties and operations of the Trust is contained in the ARC AIF, which is incorporated herein by reference and, with respect to the oil and natural gas properties acquired pursuant to the Storm Arrangement, in the Storm AIF.  Readers are encouraged to carefully review such documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained therein.

9

	Month Ended September 30, 2010

Average Daily Production
Light/medium crude oil & NGLs (Bbls/d)	26,071
Heavy Oil (Bbls/d)	946
Natural gas (Mcf/d)	305,750
NGLs (Bbls/d)	5,339
Combined (Boe/d)	83,315

% Natural gas production	61%
% Crude oil and NGLs production	39%

	Trust (1)	Storm	Combined
Total Proved Reserves (on a forecast price basis as at December 31, 2009)(2)(3)
Natural gas (Bcf)	907	128	1,035
Light and medium oil (Mbbls)	102,756	126	102,882
Heavy oil (Mbbls)	2,212	—	2,212
Natural gas liquids (Mbbls)	11,355	3,870	15,225
Oil and natural gas liquids combined (Mbbls)	116,323	3,996	120,319
Combined (Mboe)	267,543	25,330	292,873

Total Proved and Probable Reserves (on a forecast price basis as at December 31, 2009)(2)(3)
Natural gas (Bcf)	1,342	207	1,549
Light and medium oil (Mbbls)	134,363	153	134,516
Heavy oil (Mbbls)	2,834	—	2,834
Natural gas liquids (Mbbls)	15,637	6,332	21,969
Oil and natural gas liquids combined (Mbbls)	152,834	6,485	159,319
Combined (Mboe)	376,543	41,007	417,550

Net undeveloped land (thousands of hectares) (as at December 31, 2009)(4)	260,000	27,539	287,539
Gross undeveloped land (thousands of hectares) (as at December 31, 2009)(4)	422,600	35,745	458,345

Notes:

(1)                                  Not including reserves or undeveloped lands acquired pursuant to the Storm Arrangement.

(2)                                  Reserves for the Trust have been evaluated by GLJ effective December 31, 2009 using GLJ’s January 1, 2010 forecast prices.  Reserves for Storm have been evaluated by Paddock effective December 31, 2009 using Paddock’s January 1, 2010 forecast prices.

(3)                                  Reserves presented are gross reserves as defined in National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities utilizing forecast price and cost assumptions.

(4)                                  Not including undeveloped lands that were transferred by Storm to Storm Resources Ltd. pursuant to the Arrangement.

(5)                                  Columns may not add due to rounding.

DESCRIPTION OF CAPITAL STRUCTURE

Upon the completion of the Arrangement, including the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy contemplated therein, the authorized capital of New ARC will consist of an unlimited number of common shares without nominal or par value (defined in the Information Circular as “New ARC Shares”) and 50,000,000 preferred shares without nominal or par value issuable in series.

The following is a summary of the rights, privileges, restrictions and conditions which will attach to the securities of New ARC.

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New ARC Shares

Holders of New ARC Shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the corporation (other than meetings of a class or series of shares of the corporation other than the New ARC Shares as such).

Holders of New ARC Shares will be entitled to receive dividends as and when declared by the board of directors of the corporation on the New ARC Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the corporation ranking in priority to the New ARC Shares in respect of dividends.

Holders of New ARC Shares will be entitled in the event of any liquidation, dissolution or winding-up of the corporation, whether voluntary or involuntary, or any other distribution of the assets of the corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the corporation ranking in priority to the New ARC Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the corporation ranking equally with the New ARC Shares in respect of return of capital on dissolution, in such assets of the corporation as are available for distribution.

Preferred Shares

The preferred shares may at any time or from time to time be issued in one or more series.  Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in New ARC’s articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of New ARC or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of New ARC or creation or issue of debt or equity securities; the whole subject to filing with the Registrar of Articles of Amendment setting forth a description of such series, including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.  Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and New ARC Shares vote together as a single class.

The preferred shares of New ARC are intended to provide future financing flexibility and are not intended to be used to block any takeover bid for New ARC.  New ARC confirms that it will not, without prior shareholder approval, issue any preferred shares for any anti-takeover purpose.

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CONSOLIDATED CAPITALIZATION

The following table sets forth, as at September 30, 2010, the consolidated capitalization of the Trust before giving effect to the completion of the Arrangement and the unaudited pro forma consolidated capitalization of New ARC after giving effect to the Arrangement.  See also the interim financial statements of the Trust and notes thereto for the three and nine months ended September 30, 2010 which are incorporated by reference in the Information Circular and the pro forma consolidated financial statements of New ARC which are attached as Exhibit A to this Appendix.

	Trust	New ARC
	As at September 30, 2010 before giving effect to the Arrangement	As at September 30, 2010 after giving effect to the Arrangement
	(amounts in millions, except where noted)	(amounts in millions, except where noted)

Long-term Debt(1)(2)	$788.8	$788.8

Unitholders’/Shareholders’ Equity(3)(4)	$3,259.6 (283.1 Trust Units)	$3,260.0(5) (283.1 New ARC Shares)

Notes:

(1)                                  As at September 30, 2010, ARC Resources had credit facilities consisting of a syndicated, financial covenant based credit facility of $1 billion with a syndicate of major chartered banks, a $30 million working capital facility with its agent bank and U.S.$433.2 million and Cdn.$29 million of senior notes outstanding with an additional amount of U.S.$94 million of senior notes available to be issued on the U.S.$225 Master Shelf Agreement entered into with a large insurance company (the “Master Shelf”).  The Trust’s long-term debt balance was $788.8 million excluding a working capital deficit of $82.3 million as at September 30, 2010.  Borrowings under the credit facility bear interest at bank prime or, at ARC Resources’ option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans plus a stamping fee.  At the option of ARC Resources, the lenders will review the credit facility each year and determine whether they will extend the revolving period for another year.  In the event the credit facility is not extended at any time before the maturity date, the loan will become repayable on the maturity date.  The maturity date of the current credit facility is August 3, 2013.  ARC Resources has the option to draw the remaining capacity of the Master Shelf.  This option, which will expire in April 2012, would allow ARC Resources to issue senior notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.  The senior notes were issued in nine tranches and bear interest at a fixed rate.  Each tranche requires certain repayments of principal prior to the final maturity thereof.  The following are significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50% of unitholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC Resources is in compliance in all material respects with the terms of the agreements governing the credit facilities described above.

New ARC will assume the credit facilities described above upon the Arrangement becoming effective, subject to receiving the consent of ARC Resources’ lenders.

(2)                                  Does not include working capital deficit of $82.3 million as at September 30, 2010.  Working capital deficit is calculated as current liabilities less the current assets as they appear on the consolidated balance sheet of the Trust as at September 30, 2010 and excludes short-term investment, current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(3)                                  Assumes that the same number of Trust Units are outstanding upon the Arrangement becoming effective as were outstanding on September 30, 2010 and that no Dissent Rights are exercised.

(4)                                  Both the number of Trust Units and the New ARC Shares gives effect to the exchange of the Exchangeable Shares on September 30, 2010 for Trust Units.  ARC Resources had a total of 2,743,903 Exchangeable Shares issued and outstanding as at September 30, 2010, which were exchangeable at such date for an aggregate of 7,793,069 Trust Units.

(5)                                  Assumes that as at September 30, 2010 the deficit of the Trust of $545.0 million has been offset against the share capital of New ARC.

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DIVIDEND RECORD AND POLICY

Upon completion of the Arrangement, New ARC intends to pay a monthly dividend initially set at $0.10 per New ARC Share, which will be paid to shareholders of record on or about the 15th day of each month following the completion of the Arrangement.  The first monthly dividend of New ARC is anticipated to be declared for shareholders of record on January 31, 2010.  It is expected that the dividends will be “eligible dividends” for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New ARC Shares.  Although it is expected that dividends of New ARC will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New ARC Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”.  Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New ARC and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends.

NEW ARC SHARE OPTION PLAN

The New ARC Share Option Plan will be considered by Unitholders and Exchangeable Shareholders for approval at the Meeting.  The New ARC Share Option Plan will authorize the board of directors of New ARC to issue New ARC Options to eligible officers, employees, consultants and other service providers of New ARC and its subsidiaries.  A draft copy of the New ARC Share Option Plan is set out in Appendix E to the Information Circular and a detailed description of the New ARC Share Option Plan is provided in the Information Circular under the heading “Other Matter to be Considered at the Meeting — Approval of New ARC Share Option Plan”.

PRIOR SALES

No securities of New ARC have been issued prior to the date hereof.

TRADING PRICE AND VOLUME

The New ARC Shares are not currently traded or quoted on a Canadian marketplace.  The TSX has conditionally approved the listing of the New ARC Shares to be issued in connection with the Arrangement, subject to New ARC fulfilling the requirements of the TSX.

ESCROWED SECURITIES

No securities of any class of securities of New ARC are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

Immediately following completion of the Arrangement, to the best of knowledge of the directors and officers of ARC Resources as of the date of the Information Circular, there is no person or company who will beneficially own, directly or indirectly, or exercise control or direction, over securities carrying more than 10% of the voting rights attached to any class of voting securities of New ARC.

DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, it is anticipated that Board of Directors of New ARC will be comprised of all of the current members of the Board of Directors of ARC Resources and that the senior management of New ARC will be the same as the current senior management of ARC Resources.  The following table sets forth the names and municipalities, positions held and principal occupations of each of the current directors and officers of ARC Resources:

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Name and Municipality of Residence	Offices Held and Time as Director	Principal Occupation

Mac H. Van Wielingen(3)(4)(5)(7) Calgary, Alberta, Canada	Chairman of the Board and Director since May 3, 1996	Co-Chairman of ARC Financial Corporation (an investment management company)

Walter DeBoni(1)(3)(5) Calgary, Alberta, Canada	Vice Chairman and Director since June 26, 1996	Independent Businessman

John P. Dielwart Calgary, Alberta, Canada	Chief Executive Officer and Director since May 3, 1996	Chief Executive Officer of ARC Resources

Fred J. Dyment(1)(2)(3) Calgary, Alberta, Canada	Director since April 17, 2003	Independent Businessman

James C. Houck(1)(2)(6) Calgary, Alberta, Canada	Director since February 14, 2008	President and Chief Executive Officer of The Churchill Corporation

Michael M. Kanovsky(2)(3)(5) Calgary, Alberta, Canada	Director since May 3, 1996	Independent Businessman

Harold N. Kvisle(6) Calgary, Alberta Canada	Director since May 20, 2009	Independent Businessman

Kathleen M. O’Neill(1)(4) Toronto, Ontario, Canada	Director since June 1, 2009	Independent Businesswoman

Herbert C. Pinder, Jr.(4)(5)(6) Saskatoon, Saskatchewan, Canada	Director since January 1, 2006	Independent Businessman

Myron M. Stadnyk Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer of ARC Resources

David P. Carey Calgary, Alberta, Canada	Senior Vice-President, Capital Markets	Senior Vice-President, Capital Markets of ARC Resources

Terry Gill Calgary, Alberta, Canada	Senior Vice-President, Corporate Services	Senior Vice-President, Corporate Services of ARC Resources

Steven W. Sinclair Calgary, Alberta, Canada	Senior Vice-President, Finance and Chief Financial Officer	Senior Vice-President, Finance and Chief Financial Officer of ARC Resources

Terry M. Anderson Calgary, Alberta, Canada	Vice-President, Engineering	Vice-President, Engineering of ARC Resources

P. Van R. Dafoe Calgary, Alberta, Canada	Vice-President, Finance	Vice-President, Finance of ARC Resources

George Gervais Calgary, Alberta, Canada	Vice-President, Corporate Development	Vice-President, Corporate Development of ARC Resources

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Name and Municipality of Residence	Offices Held and Time as Director	Principal Occupation
Neil Groeneveld Calgary, Alberta, Canada	Vice-President, Geosciences	Vice-President, Geosciences of ARC Resources

Al Roberts Calgary, Alberta, Canada	Vice President, Operations	Vice-President, Operations of ARC Resources

Allan R. Twa Calgary, Alberta, Canada	Secretary	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Notes:

(1)                                  Member of Audit Committee.

(2)                                  Member of Reserves Committee.

(3)                                  Member of Risk Committee.

(4)                                  Member of Human Resources and Compensation Committee.

(5)                                  Member of Policy and Board Governance Committee.

(6)                                  Member of Health, Safety and Environment Committee.

(7)                                  Mr. Van Wielingen is the Chairman and a Director of ARC Resources and was a director of Gauntlet Energy Corporation that secured creditor protection pursuant to the Companies’ Creditors Arrangement Act on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December 2003.

(8)                                  The term of each director is until the next annual meeting of New ARC or until his or her successor is elected, but not later than the date of the next annual meeting of New ARC.

With the exception of the following individuals, the officers and directors have held the position set forth as their principal occupation for the last five years.  Prior to February 2009, John P. Dielwart was President and Chief Executive Officer of ARC Resources.  Prior to October 2007, Mr. James Houck was President and Chief Executive Officer and a director of Western Oil Sands Ltd. and prior to April 2005, Mr. Houck held several senior positions with Chevron Texaco Inc.  Prior to July 2010, Mr. Harold N. Kvisle was President and Chief Executive Officer of TransCanada Corporation and TransCanada Pipelines Ltd.  Prior to November 2005, Steven W. Sinclair was Vice-President, Finance and Chief Financial Officer, David P. Carey was Vice-President, Business Development and Myron J. Stadnyk was Vice-President, Operations and Land and prior to February 2009, was Senior Vice-President of ARC Resources.  Prior to March 2010, P. Van R. Dafoe was Vice-President and Treasurer of ARC Resources and prior to July 2007, was Treasurer of ARC Resources.  Prior to May 2010, Terry M. Anderson was Vice President, Operations of ARC Resources and prior to November 2005, was Manager, Field Operations of ARC Resources.  Prior to September 2008, Terry Gill was Senior Vice President Human Resources at Superior Propane.  Prior to March 2010, George Gervais was Manager of Business Development of ARC Resources.  Prior to October 2008, Neil Groeneveld was Manager, Geology of ARC Resources.  Prior to May 2010, Al Roberts was Manager, Southern Operations of ARC Resources.

After giving effect to the Arrangement, and based on certain assumptions, the number of New ARC Shares beneficially owned, directly or indirectly, by all of the proposed directors and officers of New ARC and their associates following completion of the Arrangement will be an aggregate of approximately 2.3 million New ARC Shares (approximately 0.8% of the issued and outstanding New ARC Shares).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management of ARC Resources, except as disclosed in this Appendix, no proposed director of New ARC:

(a)                                  is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including ARC Resources) that:

(i)                                     while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

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(ii)                                  was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)                               while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)                                 has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(c)                                  has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Personnel

After giving effect to the Arrangement, the current employees of ARC Resources will be the employees of New ARC.  As of September 30, 2010, ARC Resources employed 281 head office employees, 208 field employees, 24 part-time staff, 21 head office consultants, 25 field consultants and 7 students.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of New ARC will be subject in connection with the operations of New ARC.  In particular, certain of the directors and officers of New ARC are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of New ARC or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of New ARC.  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.  As at the date of the Information Circular, the Board and management of ARC Resources is not aware of any existing or potential material conflicts of interest between New ARC and any proposed director or officer of New ARC.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The proposed directors and executive officers of New ARC are currently compensated by ARC Resources.  New ARC’s compensation policies are expected to be similarly structured to those of ARC Resources except that in addition to base salary, annual incentives and MTIP Awards, the compensation package which is provided to New ARC’s executive officers and certain other employees will also include long term incentives in the form of New ARC Options.  See “Compensation Discussion and Analysis” in the ARC AGM Circular.

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It is anticipated that New ARC’s compensation policies will be structured as described below.

Compensation Principles and Objectives

New ARC will recognize the importance of attracting and retaining top quality talent and will be committed to paying for performance.  Employees, including executive officers, will be rewarded for the achievement of strong annual operating and financial results, progress in advancing New ARC’s long-term business strategy and delivering strong total shareholder return performance relative to its peers.  New ARC’s total compensation program will be designed to achieve the following objectives:

•                  to support New ARC’s overall business strategy and objectives;

•                  to provide market competitive compensation that is performance based;

•                  to provide incentives which encourage the superior performance and retention of highly skilled and talented employees; and

•                  to align compensation with corporate performance and, therefore, shareholders’ interests.

Elements of Executive Compensation

New ARC’s compensation plan for all of its employees, including its executive officers, will be comprised of the following key components:  base salary, annual incentives and mid term incentives; and, in the case of executive officers and certain other employees, compensation will also include an additional key component:  long term incentives.

At more senior levels of the organization, the majority of compensation eligible to be paid will be variable at risk compensation which will place a greater emphasis on rewarding executives for their individual contributions, business results of New ARC and long term value creation for shareholders.

The components of New ARC’s executive compensation program will be as described in the table below:

Element	Description	Objective
Base Salary	Provides executives with a fixed level of cash compensation for the leadership and specific skills required for performing their responsibilities	• Market competitive compensation • Attraction and retention

Annual Incentive	Rewards executives for their contribution to the achievement of financial and operational results in addition to delivering on short term business objectives	• Pay-for-performance • Alignment with New ARC’s business strategy • Encourage superior short term performance • Attraction and retention

Mid Term Incentives

Three (3) Year Restricted Share Awards	Rewards executives for creating shareholder value over a three (3) year period with 1/3 vesting annually	• Alignment with interests of shareholders • Pay-for-performance • Alignment with New ARC’s business strategy • Encourage superior mid term performance • Attraction and retention
Three (3) Year Performance Share Awards	Rewards executives for creating shareholder value based on total shareholder return performance over a three year time period relative to a peer group

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Element	Description	Objective
Long Term Incentives

Share Options	Rewards executives for creating shareholder value over a seven (7) year period with ½ vesting on each of the fourth and fifth anniversaries of the date of grant	• Alignment with interests of shareholders • Pay-for-performance • Alignment with New ARC’s business strategy • Encourage superior long term performance • Attraction and retention

Executive officers will also participate in New ARC’s group benefits plan on the same basis as all other employees.  New ARC will have no pension plan in place for any staff, including the executive officers.

Following the completion of the Arrangement, it is anticipated that the executive officers of New ARC will be paid total compensation at a level that is consistent with ARC’s current compensation philosophy.  It is anticipated that the current employment agreements between ARC Resources and each of the executive officers of ARC Resources will continue in respect of their ongoing role as executive officers of New ARC.  See “Compensation Discussion and Analysis” and “Termination and Change of Control Benefits — Employment Agreements” in the ARC AGM Circular.

Directors’ Compensation

The annual retainer and attendance fees that directors of New ARC will receive following completion of the Arrangement are expected to remain consistent with the fees currently paid by ARC Resources; however, non-executive directors will no longer receive MTIP Awards which comprised 55% of directors’ total compensation.  Instead the value of the annual awards they would have received in MTIP Awards will be paid through the issuance of deferred share units of New ARC (“DSUs”) pursuant to a Directors’ Deferred Share Unit Plan which has been approved for New ARC.  The remaining 45% of directors’ compensation will continue to be paid in cash subject to a director’s right to elect to increase the percentage of DSUs (and reduce the percentage of cash) that they receive up to 100% of their compensation.  The number of DSUs awarded will be calculated by dividing the value of the awards by the weighted average trading price of the New ARC Shares on the TSX for the 5 trading days prior to the date of grant.  In addition, the number of DSUs awarded will be increased from time to time to reflect the value of dividends that are paid on the New ARC Shares.  On the date that a holder of DSUs ceases to be a director of New ARC, he or she will have until December 1 in the calendar year following the date on which the holder ceases to be a director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the New ARC Shares on the TSX for the 5 trading days prior to the date of settlement.  Further information in respect of the Directors’ Deferred Share Unit Plan of New ARC will be contained in the management information circular and proxy statement for New ARC which will be prepared for the annual general meeting of shareholders of New ARC to be held in 2011.

For further information with respect to New ARC Options, see “New ARC Share Option Plan” in this Appendix and “Other Matter to be Considered at the Meeting — Approval of New ARC Share Option Plan” in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Following completion of the Arrangement, it is expected that there will exist no indebtedness of the directors or executive officers of New ARC, or any of their associates, to New ARC, nor any indebtedness of any of such persons to another entity which will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New ARC.

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AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement it is anticipated that New ARC will substantially adopt the Audit Committee and Corporate Governance policies of the Trust and ARC Resources.  See “Corporate Governance Disclosure” in the ARC AGM Circular and “Audit Committee Disclosures” in the ARC AIF.

INDUSTRY REGULATIONS

Industry regulations related to the business of ARC will generally apply to New ARC after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of New ARC will be subject to various industry regulations as set forth under the heading “Industry Regulations” in the ARC AIF which is incorporated by reference in this Information Circular.  Investors should carefully consider the information contained herein and in the materials incorporated by reference.

RISK FACTORS

An investment in New ARC should be considered highly speculative due to the nature of New ARC’s activities. Investors should carefully consider the following:

Risk factors related to the business of ARC will generally continue to apply to New ARC after the completion of the Arrangement and will not be affected by the Arrangement.  In the event the Arrangement is completed, the business and operations of, and investment in, New ARC will be subject to various risk factors set forth under the headings “Risk Factors” in this Information Circular and “Risk Factors” in the ARC AIF which is incorporated by reference in this Information Circular.  Investors should consider carefully the information contained herein and in the materials incorporated by reference.

The following is a list of certain risk factors relating to the activities of New ARC and its affiliates and the ownership of New ARC Shares following December 31, 2010:

•                  the financial condition, operating results and future growth of New ARC will be substantially dependent on the prevailing and expected prices of oil and natural gas.  Any substantial and extended decline in oil and natural gas prices will have an adverse effect on the revenues, profitability and cash from operating activities of New ARC;

•                  New ARC’s operations will be subject to extensive government regulation governing development, transportation, production, exports, labour standards, carbon and other emissions, occupational health, protection and reclamation of the environment, including safety, hazardous materials, toxic substances and related matters; the costs of compliance with additional regulation could have a material adverse effect on New ARC;

•                  the uncertainty of future dividend payments by New ARC and the level thereof as New ARC’s dividend strategy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, New ARC’s operating and capital obligations, net income, cash from operating activities, net debt levels, oil and natural gas prices, access to capital markets and timing and level of income tax payments, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.  Depending on these and various other factors, many of which will be beyond the control of New ARC’s Board and management team, new ARC will change its dividend policy from time to time and as a result future cash dividends of New ARC could be reduced or suspended entirely.  The market value of the New ARC Shares may deteriorate if New ARC reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material;

•                  the level of New ARC’s indebtedness from time to time could impair New ARC’s ability to obtain additional financing on a timely basis;

•                  New ARC may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New ARC which may be dilutive; and

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•                  the inability of New ARC to manage growth effectively could have a material adverse impact on its business, operations and prospects.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

See “Information Concerning the ARC Entities — Legal Proceedings and Regulatory Actions” in the Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of ARC Resources or the proposed directors or executive officers of New ARC, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of New ARC’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction within the three years before the date of the Information Circular or any proposed transaction that has materially affected or will materially affect New ARC.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of New ARC will be, Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street SW, Calgary, Alberta  T2P 0S7.

Transfer Agent and Registrar

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and in Toronto, Ontario, will be the registrar and transfer agent for the New ARC Shares and transfers of the New ARC Shares may be recorded in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only contracts to which New ARC will become a party following completion of the Arrangement, that can reasonably be regarded as material to a proposed investor in the New ARC Shares, other than contracts entered into in the ordinary course of business, are as follows:

1.                                       Amended and Restated Credit Agreement dated as of August 4, 2010 between ARC Resources and a syndicate of lenders, and an administrative agent providing for an extendible revolving credit facility up to Cdn. $1 billion.

2.                                       Amended and Restated Uncommitted Master Shelf Agreement as of December 15, 2005 between ARC Resources and various purchasers, as amended on May 17, 2006 and April 14, 2009, providing for the issuance and sale of up to an aggregate principal amount of US $225 million in notes of which U.S.$75 million 5.42% Series C Notes due December 15, 2017 and U.S.$50 million 4.98% Series D Notes due March 5, 2019 are currently outstanding.

3.                                       Note Purchase Agreement dated as of April 27, 2004 between ARC Resources and various purchasers, as amended on April 14, 2009 and March 31, 2010, with respect to US $62.5 million 4.62% Series A Notes due April 27, 2014 and US $62.5 million 5.10% Series B Notes due April 27, 2016.

4.                                       Note Purchase Agreement dated as of April 14, 2009 between ARC Resources and various purchasers with respect to U.S.$67.5 million 7.19% Series C Notes due April 14, 2016, U.S.$35 million 8.21% Series D Notes due April 14, 2021 and Cdn.$29 million 6.50% Series E Notes due April 14, 2016.

5.                                       Note Purchase Agreement dated as of May 27, 2010 between ARC Resources and various purchasers with respect to U.S.$150 million 5.36% Series F Notes due May 27, 2022.

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Copies of each of these documents are available on SEDAR at www.sedar.com and may also be inspected at the registered office of ARC Resources located at 1400, 350 — 7th Avenue SW, Calgary, Alberta  T2P 3N9 during normal business hours.

FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements of New ARC are attached to this Appendix as Exhibit A.

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EXHIBIT A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEW ARC

ARC RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited)

As at September 30, 2010

(Cdn$ millions)	ARC Energy Trust	Pro forma Adjustments	Pro forma ARC Resources Ltd.
ASSETS
Current assets
Cash and cash equivalents	$0.3	$—	$0.3
Short term investment	3.8	—	3.8
Accounts receivable	143.9	—	143.9
Prepaid expenses	17.1	—	17.1
Risk management contracts	83.1	—	83.1
	248.2	—	248.2
Reclamation funds	33.3	—	33.3
Risk management contracts	27.5	—	27.5
Property, plant and equipment	4,396.4	—	4,396.4
Goodwill	243.2	—	243.2
Total assets	$4,948.6	$—	$4,948.6

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$216.0	$0.4	$216.4
Distributions payable	27.6	—	27.6
Risk management contracts	0.2	—	0.2
Future income taxes	18.2	(0.8)	17.4
	262.0	(0.4)	261.6
Risk management contracts	0.1	—	0.1
Long-term debt	788.8	—	788.8
Other long-term liabilities	35.4	—	35.4
Asset retirement obligations	162.9	—	162.9
Future income taxes	439.8	—	439.8
Total liabilities	1,689.0	(0.4)	1,688.6

UNITHOLDERS’/SHAREHOLDERS’/ EQUITY
Shareholders’ capital	—	142.7	3,260.1
		3,662.4
		(545.0)
Unitholders’ capital	3,662.4	(3,662.4)	—
Non-controlling interest	142.7	(142.7)	—
Deficit	(545.4)	(0.4)	—
		0.8
		545.0
Accumulated other comprehensive loss	(0.1)	—	(0.1)
Total unitholders’/shareholders’ equity	3,259.6	0.4	3,260.0
Total liabilities and unitholders’/shareholders’ equity	$4,948.6	$—	$4,948.6

See accompanying notes to pro forma consolidated financial statements.

ARC RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (unaudited)

For the twelve months ended December 31, 2009

(Cdn$ millions, except per unit/share amounts)	ARC Energy Trust	Pro forma Adjustments	Pro forma ARC Resources Ltd.

REVENUES
Oil, natural gas and natural gas liquids	$978.2	$—	$978.2
Royalties	(147.8)	—	(147.8)
	830.4	—	830.4

Gain (loss) on risk management contracts
Realized	19.4	—	19.4
Unrealized	(7.7)	—	(7.7)
	842.1	—	842.1

EXPENSES
Transportation	20.6	—	20.6
Operating	236.2	—	236.2
General and administrative	52.3	1.4	53.7
Provision for non-recoverable accounts receivable	(1.7)	—	(1.7)
Interest and financing charges	25.7	—	25.7
Depletion, depreciation and accretion	386.4	—	386.4
Gain on foreign exchange	(70.0)	—	(70.0)
	649.5	1.4	650.9

Capital and other taxes	(0.3)	—	(0.3)
Future income tax recovery	32.8	0.8	33.6
Net income before non-controlling interest	225.1	(0.6)	224.5
Non-controlling interest	(2.3)	2.3	—
Net income	$222.8	$1.7	$224.5

Net income per unit/share
Basic and diluted	$0.96	$(0.01)	$0.95

See accompanying notes to pro forma consolidated financial statements.

ARC RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (unaudited)

For the nine months ended September 30, 2010

(Cdn$ millions, except per unit/share amounts)	ARC Energy Trust	Pro forma Adjustments	Pro forma ARC Resources Ltd.

REVENUES
Oil, natural gas and natural gas liquids	$884.4	$—	$884.4
Royalties	(145.8)	—	(145.8)
	738.6	—	738.6

Gain on risk management contracts
Realized	45.4	—	45.4
Unrealized	114.1	—	114.1
	898.1	—	898.1

EXPENSES
Transportation	21.3	—	21.3
Operating	191.7	—	191.7
General and administrative	56.9	(1.1)	55.8
Interest and financing charges	32.0	—	32.0
Depletion, depreciation and accretion	328.8	—	328.8
Gain on foreign exchange	(11.7)	—	(11.7)
	619.0	(1.1)	617.9

Gain on short term investment	0.9	—	0.9
Capital and other taxes	(0.1)	—	(0.1)
Future income tax (expense) recovery	(12.8)	0.8	(12.0)
Net income	$267.1	$1.9	$269.0

Net income attributable to:
The Trust	263.8	1.1	269.0
		0.8
		3.3
Non-controlling interest	3.3	(3.3)	—

Net income per unit/share
Basic and Diluted	$1.04	$—	$1.04

See accompanying notes to pro forma consolidated financial statements.

ARC RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the nine month period ended September 30, 2010 and for the year ended December 31, 2009

1.              Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of ARC Resources Ltd. (“New ARC”) as at September 30, 2010 and the unaudited consolidated statements of income for the year ended December 31, 2009 and for the nine months ended September 30, 2010 (collectively the “pro forma financial statements’) have been prepared to reflect the following:

On December 31, 2010 ARC Energy Trust (the “Trust”) is expected to complete a Plan of Arrangement (the “Arrangement”) whereby:

•                  The Trust’s structure will be reorganized into a corporate structure, and Trust unitholders will receive one common share of New ARC for each Trust Unit held;

•                  Exchangeable shareholders will receive New ARC shares on the same basis as the holders of Trust Units based on the number of Trust Units into which exchangeable shares are exchangeable on December 31, 2010;

•                  New ARC will hold the assets previously held directly or indirectly by the Trust;

•                  New ARC will carry on the same business previously conducted by the Trust; and

•                  New ARC will be named ARC Resources Ltd.

The pro forma financial statements have been prepared from information derived from the following:

•                  The Trust’s unaudited interim consolidated financial statements for the nine months ended September 30, 2010; and

•                  The Trust’s audited consolidated financial statements for the year ended December 31, 2009.

The unaudited pro forma balance sheet gives effect to the transactions as described in Note 2 as if they had occurred on September 30, 2010, while the pro forma consolidated statements of income give effect to those transactions as if they occurred January 1, 2009 as described in Note 3.

The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the Trust’s financial statements.

2.               Pro forma consolidated balance sheet as at September 30, 2010 assumptions and adjustments

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on September 30, 2010:

•                  Completion of the Arrangement whereby:

•                  Unitholders of the Trust receive one common share of New ARC for every Trust Unit held;

•                  Exchangeable shareholders receive one common share of New ARC for every Trust Unit equivalent held;

•                  Accounts payable and accrued liabilities has been adjusted to reflect the estimated legal and advisory fees associated with the Arrangement;

•                  Future income taxes have been adjusted to reflect the application of future income tax rates within New ARC’s corporate structure following the conversion from a trust structure; and

•                  As part of the Arrangement, the shareholders’ capital of New ARC is adjusted to reduce any deficit existing at the time of the arrangement to zero.  Therefore, the value of the pro forma consolidated shareholders’ equity of New ARC after giving effect to the Arrangement was reduced by the amount of the pro forma consolidated deficit of New ARC.

3.              Pro forma consolidated statements of income for the year ended December 31,2009 and the nine months ended September 30, 2010 assumptions and adjustments

The pro forma consolidated statements of income for the year ended December 31, 2009 and the nine months ended September 30, 2010 gives effect to the following transactions and adjustments as if they occurred on January 1, 2009:

•                  General and administrative expenses have been adjusted to reflect the estimated legal and advisory fees associated with the Arrangement;

•                  Future income taxes have been adjusted to reflect the application of future income taxe  rates within New ARC’s corporate structure following the conversion from a trust structure;

•                  Non-controlling interest has been eliminated to reflect the conversion of exchangeable shares of the Trust into common shares of New ARC; and

•                  Net Income per share has been adjusted to reflect all of the above adjustments as well as those indicated in Note 2.

APPENDIX E

NEW ARC SHARE OPTION PLAN

ARC RESOURCES LTD.

SHARE OPTION PLAN

1.                                      Purposes of Plan

The principal purposes of this plan are as follows:

(a)                                  to retain and attract qualified officers, employees of, and consultants to, the Corporation (as defined herein) and its subsidiaries and other persons providing services on an ongoing basis thereto;

(b)                                 to promote a proprietary interest in the Corporation by such officers, employees, consultants and other service providers and to encourage such individuals to remain in their employ and put forth maximum efforts for the success of the business of the Corporation; and

(c)                                  to focus management of the Corporation on total long term shareholder return of the Corporation by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2.                                      Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)                                  “Black-Out Period” means, if applicable, the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)                                 “Board” means the board of directors of the Corporation;

(c)                                  “business day” a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;

(d)                                 “Change of Control” means the first to occur of any of the following:

(i)                                     any change in the registered holdings and/or beneficial ownership or control of the outstanding securities or other interests which results in:

(A)                              a person or group of persons “acting jointly or in concert” (as defined in the Securities Act (Alberta), as amended from time to time); and

(B)                                any “affiliate” or “associate” (each as defined in the Securities Act (Alberta), as amended from time to time) of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 66 2/3% of the outstanding voting securities or interests of the Corporation, other than:

(C)                                as a result of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or

(D)                               pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33 1/3% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or

(ii)                                  the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons, other than:

(A)                              pursuant to an internal reorganization; or

(B)                                as part of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or

(C)                                pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33 1/3% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or

(iii)                               any determination by the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e)                                  “Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 13 hereof, such other securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(f)                                    “Committee” means the Human Resources and Compensation Committee or such other committee of the Board as is appointed from time to time by the Board to administer the Plan or any matters related to the Plan or, if no such committee is appointed, the Board;

(g)                                 “Corporation” means ARC Resources Ltd., and includes any successor corporation thereof;

(h)                                 “Disability” in respect of an Optionee means that such Optionee is receiving benefits under any long-term disability plan of the Corporation or a subsidiary of the Corporation;

(i)                                     “Exchange” means, if applicable, the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(j)                                     “insider” and “associate” have the meaning set forth in the Securities Act (Alberta);

(k)                                  “Insider” means an insider of the Corporation and any person who is an associate of an insider of the Corporation;

(l)                                     “Market Price” means the volume weighted average trading price of the Common Shares on the Exchange (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose) for the five (5) trading days immediately preceding the date of grant of Options or on such day as is otherwise specified herein and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period provided, however, that if the Common Shares are not listed on a stock exchange the Market Price shall be determined by the Committee in its discretion;

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(m)                               “Options” means options to purchase Common Shares granted pursuant to the provisions hereof;

(n)                                 “Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(o)                                 “Plan” means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(p)                                 “Retirement” shall mean the date that an Optionee reaches the age of 55 (and provided that the Optionee has provided services to the Corporation or a subsidiary of the Corporation for a minimum of five (5) years at such time), voluntarily ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation and enters into an agreement in respect of such retirement with the Corporation that is acceptable to the Corporation, or such other meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 9(a), (b), (c), (d) or (f);

(q)                                 “Security Based Compensation Arrangements” means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever; and

(r)                                    “Service Provider” means a person or company engaged by the Corporation to provide services intended to be for an initial, renewable or extended period of twelve months or more.

3.                                      Administration

The Plan shall be administered by the Committee.  The Committee shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation subject to securityholder approval if required by any applicable stock exchange.

4.                                      Granting of Options

Subject to this Section 4, the Committee may from time to time designate officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 5 hereof.

In no event shall Options be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

5.                                      Limitations to the Plan

Notwithstanding any other provision of the Plan:

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(a)                                  the maximum number of Common Shares issuable on exercise of Options outstanding at any time shall be limited to 14,225,000 Common Shares;

(b)                                 the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and

(c)                                  the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares.

Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired Options.

6.                                      Vesting of Options

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist.  In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-half (½) of the number of Options granted on each of the fourth and fifth anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Committee).  The Committee shall also have the discretion to accelerate vesting of previously granted Options on such terms and conditions as it may determine.

7.                                      Grant Price

The grant price (“Grant Price”) of Options granted under the Plan shall be fixed by the Committee and if the Common Shares are listed on a stock exchange, the Grant Price of the Options shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.                                      Exercise Price

The exercise price (“Exercise Price”) of Options granted under the Plan shall be, at the election of the Optionee holding such Options, either:

(a)                                  the Grant Price; or

(b)                                 the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such Option is exercised.

9.                                      Option Terms

The period during which an Option is exercisable (the “Exercise Period”) shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of seven (7) years, as may be determined from time to time by the Committee but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be seven (7) years from the date of grant.  Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable except in the event of death as set forth in Section 9(f).  In addition, each Option shall provide that:

4

(a)                                  Termination for Cause — if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of termination for cause, effective at the date on which notice is given to the Optionee of such termination, all Options held by the Optionee, whether vested at such date or unvested, shall terminate and become null and void;

(b)                                 Termination not for Cause  — if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of termination other than termination for cause, effective at the earlier of the date which is thirty (30) days following the date on which notice is given in respect of such termination and the end of the Exercise Period, all Options held by the Optionee which have not vested at such date shall terminate and become null and void, unless determined otherwise by the Committee in its sole discretion.  With respect to the portion of the outstanding Options which are held by such Optionee and which have vested at the expiration of such period, unless determined otherwise by the Committee in its sole discretion, the Optionee shall have until the earlier of:

(i)                                     three (3) months from the date on which notice is given in respect of such termination; or

(ii)                                  the end of the Exercise Period;

to exercise any Options which have vested as aforesaid and any vested Options which have not been so exercised shall terminate and become null  and void;

(c)                                  Voluntary Resignation — if the Optionee voluntarily ceases to be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation other than as a result of such Optionee’s Disability, Retirement or death, effective at the earlier of the last day of any notice period applicable in respect of such voluntary resignation and the date on which the Optionee ceases to be a Service Provider, all Options held by the Optionee, whether vested at such date or unvested, shall terminate and become null and void;

(d)                                 Disability — if an Optionee ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation as a result of such Optionee’s Disability, all Options granted to such Optionee shall not change as a result of such Optionee’s Disability;

(e)                                  Retirement — if an Optionee ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation as a result of such Optionee’s Retirement, all Options granted to such Optionee shall not change as a result of such Optionee’s Retirement with the exception that the Optionee shall have until the earlier of:

(i)                                     thirty-six (36) months from the date of such Optionee’s Retirement; or

(ii)                                  the end of the Exercise Period;

to exercise any Options which have vested at the date of exercise, and at the expiration of such period any Options which have not been exercised shall terminate and become null and void; and

(f)                                    Death — if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of the death of the Optionee, all Options which have not vested at such date shall immediately vest and the executor, administrator or personal representative of such Optionee shall have until the earlier of:

(i)                                     twelve (12) months from the date of death of such Optionee; or

5

(ii)                                  the end of the Exercise Period;

to exercise any outstanding Options, and at the expiration of such period, any Options which have not been exercised shall terminate and become null and void.

The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee’s employment or service provision at any time.

If the normal expiry date of any Options falls within any Black-Out Period or within seven (7) business days following the end of any Black-Out Period (“Black-Out Options”), then the Expiry Date of such Black-Out Options shall, without any further action, be extended to the date that is seven (7) business days following the end of such Black-Out Period.  The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 22 hereof.

10.                               Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise in the form attached hereto as Schedule “A” or such other form as is acceptable to the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased and payment in full of any amount required to be paid pursuant to Section 19.

11.                               Cashless Exercise

Subject to the provisions of the Plan, if permitted by the Committee, an Optionee may elect to exercise any or all of the Options held by the Optionee by surrendering such Options in exchange for the issuance of a number of Common Shares equal to the number calculated by multiplying the number of Common Shares which the Optionee is entitled to purchase pursuant to the Options being surrendered by a fraction of which the numerator is the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option and of which the denominator is the Market Price (calculated as at the date of exercise).  Options may be exercised pursuant to this Section 11 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to a cashless exercise of such Options and the number of Options to be exercised. The Corporation will not be required, upon the exercise of any Options pursuant to this Section 11, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares.  In lieu of fractional Common Shares, there will be paid to the Optionee by the Corporation upon the exercise of such Options pursuant to this Section 11 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by the Committee), provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.  If the Common Shares are listed on a stock exchange, upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the Exchange for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

12.                               Alterations in Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted or the Corporation shall pay a dividend upon the Common Shares by way of issuance to the holders thereof of additional Common Shares or make a distribution of assets to holders of Common Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision, stock dividend or distribution of assets shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the number of shares and other assets of the Corporation the Optionee would

6

have held following such consolidation, subdivision, stock dividend or distribution of assets if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision, stock dividend or distribution of assets.  Upon any such adjustments being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.  Adjustments under this section shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive upon the Optionee.

13.                               Merger, Amalgamation, Take-Over Bid or Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated in or with another corporation or if a take-over bid is made for Common Shares pursuant to which holders of Common Shares receive shares or securities of another corporation or other entity and such take-over bid is completed or if the Corporation shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation or other entity, including without limitation a transaction which constitutes a Change of Control, and provided that the Board of Directors in its sole discretion determines that it is in the best interests of the Corporation to do so, the Corporation shall make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation, take-over bid or sale, the Optionee shall receive such number of shares or securities of the continuing successor corporation or other entity in such merger or amalgamation or take-over bid or the securities or shares of the purchasing corporation or other entity as the Optionee would have received as a result of such merger, amalgamation, take-over bid or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation, take-over bid or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.  Adjustments under this Section 13 shall be made by the Board, and any reasonable determination made by the Board shall be binding and conclusive upon the Optionee.

14.                               Change of Control

(a)                                  In the event of a Change of Control of the Corporation, the vesting provisions set out in Section 6 will be accelerated as to all unvested Options which are outstanding under the Plan in order that such Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board of Directors determines in its sole discretion that it is not in the best interests of the Corporation to do so.

(b)                                 In the event of a Change of the Control of the Corporation, the Board of Directors may determine that any or all vested Options (including those whose vesting has been accelerated pursuant to Section 14(a) unless exercised prior to or at the time of the Change of Control) will be purchased by the Corporation for an amount per Option equal to the “Change of Control Price” (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or such other date as the Board may determine.  For purposes of this Section 14(b), “Change of Control Price” means the fair market value of the consideration payable in the Change of Control transaction as determined by the Board, where such determination of fair market value is subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  If the Board determines that the Corporation will purchase vested Options for cash as aforesaid, the Corporation shall make the necessary election to allow the Optionee to claim such deductions in computing taxable income of the Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to Section 14(b).  Upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

(c)                                  Notwithstanding this Section 14, the Board of Directors may accelerate the vesting of any or all unvested Options at any time and on such terms and conditions as the Board of Directors may, in its sole discretion, determine to be in the best interests of the Corporation.

7

(d)                                 Any determinations made by the Board under Section 14 shall be binding and conclusive upon the Optionee.

15.                               No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

16.                               Cessation of Employment or Service

For the purposes of this Plan and all option agreements, unless otherwise provided in the applicable option agreement or employment agreement, an Optionee shall be deemed to have ceased to be a Service Provider and an Optionee shall be deemed to have terminated or resigned from employment or a consulting arrangement with the Corporation or any of its subsidiaries, as applicable, for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Board) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day-to-day duties of the job for the normal and scheduled number of hours in each working day, unless the foregoing is a result in a leave of absence (“Leave”) approved for this purpose by the Committee or senior officer to whom such Service Provider reports; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation or its subsidiaries, as applicable, in respect of such termination of employment or consulting arrangement.  If the Optionee shall take a Leave, the Committee may, in its sole discretion, also modify or change the vesting of any Options granted to such Optionee to take into account the period of the Leave.

17.                               Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

18.                               Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan.  The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.  Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine.

19.                               Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan.  With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee’s relationship as a director, officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements satisfactory to the Optionee and the Corporation.

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In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares.  Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 19.

20.                               No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option under the Plan, whether arising as a result of the grant or exercise of Options or otherwise.  The Corporation and the Committee make no guarantees to any person regarding the tax treatment of a Option or payments made under the Plan and none of the Corporation or any of its employees or representatives shall have any liability to an Optionee with respect thereto.

21.                               Amendment or Discontinuance of the Plan

Subject to the restrictions set out in this Section 21, if applicable, the Committee may amend or discontinue the Plan and Options granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange.  If the Common Shares are listed on a stock exchange, without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Committee may not:

(a)                                  make any amendment to the Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding Options at any time pursuant to Section 5(a) hereof;

(b)                                 reduce the Exercise Price of any outstanding Options or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(c)                                  extend the term of any outstanding Options beyond the original Exercise Period of such Options;

(d)                                 make any amendment to the Plan to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(b) or (c);

(e)                                  make any amendment to the Plan to allow Options to be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;

(f)                                    make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(g)                                 make any amendment to the Plan to amend this Section 21.

The Committee may amend or terminate the Plan or any outstanding Option granted hereunder at any time without the approval of the Corporation, the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform the Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.  For greater certainty, amendments to the Plan or Options granted pursuant to the Plan as contemplated by

9

Section 13 or Section 14 shall not be considered to adversely alter or impair any Options previously granted to Optionees under the Plan.

22.                               Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

23.                               Effective Time

This Plan shall be effective as of the 1st day of January, 2011.

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SCHEDULE “A”

NOTICE OF EXERCISE OF OPTIONS

To:          ARC Resources Ltd. (the “Corporation”)

The undersigned holder of Options hereby gives notice of intention to exercise Options to purchase Common Shares of the Corporation granted on                                                             , 20            , at the following Exercise Price:

Grant Price	($ )

Exercise Price	($ )

Payment in full of the aggregate Exercise Price for the total number of Options being exercised together with payment in full of any amount required to be paid pursuant to Section 19 of the Share Option Plan is enclosed.

Date	Signature of Holder of Options

Name (please print)

Address

Please have my Common Share certificate sent to me at:	above address c/o 1200, 308 – 4th Avenue SW Calgary, Alberta T2P 0H7

RATIFIED AND CONFIRMED this day of , 20

ARC RESOURCES LTD.

Per:

APPENDIX F

FINANCIAL STATEMENTS OF ARC ENERGY

Deloitte & Touche LLP 3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors’ Report

To the Board of Directors of

ARC Energy Ltd.

We have audited the balance sheet of ARC Energy Ltd. (the “Corporation”) as at November 12, 2010. This financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at November 12, 2010 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
November 12, 2010	Chartered Accountants

ARC ENERGY LTD.

BALANCE SHEET

As at November 12, 2010

(Cdn$)	2010
ASSETS
Current assets
Cash	$10
Total assets	$10

SHAREHOLDER’S EQUITY
Share capital	$10
Total shareholder’s equity	$10

See accompanying notes to the Balance Sheet

ARC ENERGY LTD.

Notes to the balance sheet

1.                                 INCORPORATION AND BASIS OF PRESENTATION

ARC ENERGY Ltd. (the “Company”) was formed on March 4, 2010 pursuant to the Business Corporations Act (Alberta).  The Company has not commenced operations at the balance sheet date.  Accordingly, a statement of income, comprehensive income and cash flows have not been prepared.  This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.                           SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares without nominal or par value.  Upon incorporation and as at the balance sheet date the Company had issued one common share at a price of $10.

3.                           PROPOSED REORGANIZATION

On December 15, 2010 a joint special meeting of ARC Energy Trust (the “Trust”) Securityholders and ARC Resources Ltd. (“Resources”) Securityholders is scheduled to be held to vote on a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which (i) the Company will acquire all of the issued and outstanding trust units of the Trust in exchange for common shares of the Company whereby the holders of trust units will receive, for each trust unit held on December 31, 2010, one company share; (ii) the Company will acquire all of the issued and outstanding series A and series B exchangeable shares in exchange for common shares of the Company on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable on December 31, 2010; (iii)  the outstanding Restricted Trust Units and Performance Trust Units of the Trust will be converted to Restricted Shares and Performance Shares of the Company; (iv) all members of the Distribution Reinvestment Program under the Trust will be deemed to be participants of the amended Dividend Reinvestment Program under the Company.  The arrangement will be subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench approvals, including approval by at least 66 2/3 per cent of the votes cast by Securityholders present, in person or by proxy, at the Meeting.  All required approvals are anticipated to be in place by the end of December 2010, at which point the arrangement will be completed.

APPENDIX G

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)     Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)                                  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)                                 amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)                        amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1);

(c)                                  amalgamate with another corporation, otherwise than under section 184 or 187,

(d)                                 be continued under the laws of another jurisdiction under section 189, or

(e)                                  sell, lease or exchange all or substantially all its property under section 190.

(2)                                  A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)                                  In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)                                  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)                                  A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)                                  at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)                                 if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)                                  An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)                                  by the corporation, or

(b)                                 by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)                                  If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)                                  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)                                  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)                                 within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)                                  Every offer made under subsection (7) shall

(a)                                  be made on the same terms, and

(b)                                 contain or be accompanied with a statement showing how the fair value was determined.

(10)                            A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)                            A dissenting shareholder

(a)                                  is not required to give security for costs in respect of an application under subsection (6), and

(b)                                 except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)                            In connection with an application under subsection (6), the Court may give directions for

(a)                                  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)                                 the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)                                  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)                                 the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)                                  the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)                                    the service of documents, and

(g)                                 the burden of proof on the parties.

(13)                            On an application under subsection (6), the Court shall make an order

(a)                                  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)                                 giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)                                  fixing the time within which the corporation must pay that amount to a shareholder; and

(d)                                 fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)                            On:

(a)                                  the action approved by the resolution from which the shareholder dissents becoming effective,

(b)                                 the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)                                  the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)                            Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)                            Until one of the events mentioned in subsection (14) occurs,

(a)                                  the shareholder may withdraw the shareholder’s dissent, or

(b)                                 the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)                            The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)                            If subsection (20) applies, the corporation shall, within 10 days after

(a)                                  the pronouncement of an order under subsection (13), or

(b)                                 the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)                            Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)                            A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                                  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)                                 the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.